Registration No. 333-72498
                                                Filed pursuant to Rule 424(b)(1)



                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                             OFFER TO EXCHANGE UP TO

                                  $400,000,000

                              7.80% NOTES DUE 2011
                      WHICH HAVE BEEN REGISTERED UNDER THE
                             SECURITIES ACT OF 1933

                                       FOR

                          ALL OUTSTANDING UNREGISTERED
                              7.80% NOTES DUE 2011

We are offering to exchange new 7.80% Notes due 2011, that we have registered under the Securities Act of 1933, for all of our outstanding 7.80% Notes due 2011, which were previously issued pursuant to an exemption from registration under the Securities Act of 1933. We refer to these registered notes as the new notes and the outstanding unregistered notes as the old notes.


THE EXCHANGE OFFER

o We will exchange an equal principal amount of new notes that are freely tradeable for all old notes that are validly tendered and not validly withdrawn

o You may withdraw tenders of outstanding old notes at any time prior to the expiration of the exchange offer

o The exchange offer is subject to the satisfaction of limited, customary conditions

o The exchange offer expires at 5:00 p.m., New York time, on February 22, 2002, unless extended

o The exchange of old notes for new notes in the exchange offer generally will not be a taxable event for U.S. federal income tax purposes

o    We will not receive any proceeds from the exchange offer

THE NEW NOTES

o We are offering the new notes in order to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the old notes

o The terms of the new notes to be issued in the exchange offer are substantially identical to the terms of the old notes, except that the new notes are registered under the Securities Act and have no transfer restrictions, rights to additional interest or registration rights except in limited circumstances

                           ---------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 12 TO READ ABOUT FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

If you are a broker-dealer that receives new notes for your own account as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act. You may use this prospectus, as we may amend or supplement it in the future, for your resales of new notes. We will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the date of expiration of this exchange offer.

                           ---------------------------

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the new notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                           ---------------------------

                 The date of this prospectus is January 8, 2002

                                TABLE OF CONTENTS


                                                                        PAGE

SUMMARY...................................................................3
RISK FACTORS  ...........................................................12
FORWARD-LOOKING STATEMENTS ..............................................22
USE OF PROCEEDS .........................................................22
RATIO OF EARNINGS TO FIXED CHARGES ......................................23
CAPITALIZATION AND SHORT-TERM DEBT ......................................23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS  .........................................24
ALLEGHENY ENERGY SUPPLY COMPANY, LLC  ...................................48
MANAGEMENT...............................................................77
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........79
CERTAIN TRANSACTIONS ....................................................80
THE EXCHANGE OFFER ......................................................83
DESCRIPTION OF NOTES ....................................................92
IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS .............................99
EXPERTS .................................................................99
PLAN OF DISTRIBUTION ...................................................100
VALIDITY OF THE NOTES ..................................................100
AVAILABLE INFORMATION...................................................100
INDEX TO FINANCIAL STATEMENTS ..........................................F-1
OPERATING DATA FOR MIDWEST ASSETS ACQUIRED FROM
     ENRON NORTH AMERICA CORPORATION....................................O-1

                                     SUMMARY

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ TOGETHER WITH, THE MORE DETAILED FINANCIAL AND OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, INCLUDING THE INFORMATION CONTAINED IN THE SECTION ENTITLED "RISK FACTORS," BEGINNING ON PAGE 12.

                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC

        We are a rapidly growing merchant energy company with 14,687 megawatts, or MW, of generating capacity owned, controlled, under construction or in development, pending transfer from affiliates or planned as facility expansions. We currently own 8,796 MW in the Eastern and Midwestern regions of the United States and have the contractual right to control 1,000 MW in California. We are expanding our generation fleet by 2,731 MW through the announced construction and development of new facilities, acquisition of contractual rights to control generating capacity and planned expansions to existing facilities. It is our goal to complete the transfer of an additional 2,160 MW in the Eastern markets from our parent, Allegheny Energy, Inc. and its subsidiaries. We manage all of our generation assets as an integrated portfolio with our energy trading, fuel procurement, power marketing and risk management activities. We have begun to significantly expand our generation development efforts and our acquisition activity nationally in markets that have capacity shortages and attractive competitive characteristics.

        The national reach of our Energy Trading Business, which we acquired from Merrill Lynch in March 2001, will help us to expand from a regional to a national merchant energy company. This business provides us with valuable market intelligence to aid our acquisition and development activities and allows us to provide customized energy solutions to wholesale, industrial and commercial customers.

        A key step in the development of our business was the negotiated transfers to us of 6,230 MW of generating assets by the regulated utility subsidiaries of our parent, Allegheny Energy. These transfers were made at net book value as part of the deregulation settlements in their respective States. These generating assets consist primarily of low-cost, coal-fired, base-load facilities strategically located in the expanded wholesale and retail electricity market made possible by the creation of PJM-West. PJM-West is a new contractual arrangement that we expect will be operational in the first quarter of 2002 and which we expect will integrate, for the first time, our traditional regional markets in the East Central Area Reliability Region and the liquid regional trading markets of the Pennsylvania-New Jersey-Maryland market, commonly known as the PJM market. Altogether, we now have access to six of the most liquid trading hubs east of the Mississippi River.

        In connection with the transfers of assets from the regulated utility subsidiaries, we have long-term power sales agreements with these companies to fulfill their provider-of-last-resort obligations to customers. As the amounts of electricity we must deliver under the power sales agreements decrease over time, the prices escalate. A significant portion of the normal operating capacity of our fleet of transferred generating assets is currently required to fulfill our obligations under these power sales agreements. The transition to market prices will be phased in for these companies at different times between 2003 and 2008, depending upon the state and the customer class. The contracted prices provide us with a stable source of revenue during the transition period.

        We were formed in November 1999 as a wholly-owned subsidiary of Allegheny Energy to take advantage of the opportunities in the electric power market as a result of economic factors and federal and state legislative and regulatory changes related to the development of competitive markets. Today, Allegheny Energy continues to have an approximately 98% ownership interest in us. You may contact us at 10435 Downsville Pike, Hagerstown, Maryland, 21740-1766, Attention: Investor Relations, Telephone: 301-665-2713.

                               RECENT DEVELOPMENTS


CORPORATE RESTRUCTURING

        In November 2001, we and our parent, Allegheny Energy, filed an application with the SEC seeking authorization under the Public Utility Holding Company Act of 1935 to restructure our corporate organization by creating a new Maryland holding company into which we will then merge. We will thereby be changed from a Delaware limited liability company into a Maryland corporation. We and our parent, Allegheny Energy, also sought authorization to merge Allegheny Energy Global Markets, one of our wholly-owned subsidiaries, into this Maryland holding company, which will then continue to conduct the energy commodity marketing and trading activities of Allegheny Energy Global Markets. On December 31, 2001, we received SEC approval to effect this reorganization.

INITIAL PUBLIC OFFERING AND DISTRIBUTION

        On July 23, 2001 Allegheny Energy filed an application with the SEC seeking authorization under the Public Utility Holding Company Act of 1935 to:

o effect an initial public offering of up to 18% of the common stock of the new Maryland holding company, which we intend to complete when favorable market and other conditions exist; and

o distribute the remaining common stock of the new Maryland holding company owned by Allegheny Energy and not sold in the initial public offering to the stockholders of Allegheny Energy on a tax-free basis within 24 months following the completion of the initial public offering.

MIDWEST ASSETS ACQUISITION

        In May 2001, we acquired three natural gas-fired generating facilities totaling 1,710 MW of peaking capacity from Enron North America Corp. These generating facilities include the 656 MW Lincoln Energy Center plant in Illinois, the 508 MW Wheatland plant in Indiana and the 546 MW Gleason plant in Tennessee. We refer to these assets as our Midwest Assets. The value of these assets is enhanced by their location, which allows us to charge fees for ancillary services to the transmission systems in these regions, in addition to providing energy in periods of peak demand.

ENERGY TRADING BUSINESS


        In March 2001, we acquired the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc., which we refer to as the Energy Trading Business and which now operates as Allegheny Energy Global Markets, LLC, one of our wholly-owned subsidiaries. This Energy Trading Business helps us optimize our portfolio of generating assets by significantly enhancing our wholesale marketing, energy trading, fuel procurement and risk management activities. The Energy Trading Business has also expanded our expertise in nation-wide trading, fuel procurement, market analysis and risk management. We are therefore better able to identify opportunities to expand our acquisition and development activities and to compete outside our traditional regions. In addition, the Energy Trading Business enables us to provide customized energy management solutions to wholesale, industrial and commercial customers.


RECENT POWER SALES AGREEMENTS

        In March 2001, we entered into a power sales agreement with the California Department of Water Resources. Under this agreement, we have committed to supply the State of California with electricity through December 2011. Deliveries of power have begun, with contract volumes varying from 150 MW to 500 MW through December 2004. For the last seven years of the agreement, the contract volume will be fixed at 1,000 MW. We plan to supply this power primarily through our contractual control of 1,000 MW of generating capacity in California, which we acquired as part of the acquisition of the Energy Trading Business.

        In August 2001, we were a successful bidder to supply Baltimore Gas & Electric Company with electricity from July 2003 through June 2006. We are committed to supply Baltimore Gas & Electric Company with an amount needed to fulfill 10% of its provider-of-last-resort obligations.


                                    STRATEGY

        Our strategy is to continue to transform our company from a regional merchant market operator of formerly regulated utility generation assets to a competitive national energy merchant with energy marketing and customized energy management solutions capabilities for our customers.

        We plan to implement our growth plan with the following strategies:

     o continue to transform from a regional to a national presence in the United States by:

          -- developing new greenfield power stations in attractive markets and expanding our existing stations;

          -- entering into additional contractual arrangements to control and operate generation and natural gas assets owned by others; and

          --   acquiring generation and natural gas assets in targeted markets.

     o expand and diversify our base-load, coal-fired generation fleet to include a combined coal and natural gas-fired portfolio of assets with dispatch and geographic diversity.

     o    transfer additional generating assets from our affiliates.

     o manage our power generation, energy trading, fuel procurement, power marketing and risk management activities to:

          --   optimize our portfolio of generation assets;

          --   control our fuel and electricity commodity risk;

          --   enhance development and acquisition opportunities; and

          --   design customized energy management solutions for our customers.

     o    maintain an investment grade credit rating.

                             COMPETITIVE ADVANTAGES

        We believe that we are well positioned to become one of the premier national energy merchants because of our large and cost-efficient generation fleet, our extensive market knowledge and risk management expertise and strong credit position. Our significant competitive advantages include:

     o STRATEGIC LOCATION AND COST EFFICIENT TRANSFERRED GENERATING ASSETS. We currently own 8,796 MW of capacity of which 6,230 MW have been transferred to us by Allegheny Energy's regulated utility subsidiaries. The competitive advantages of these transferred generating assets are as follows:

          -- they were transferred to us at a net book value at the time of transfer of approximately $257 per kilowatt, or kW;

          -- they are primarily coal-fired, have a low fuel cost and low variable operating and maintenance cost totaling approximately $17 per MWh, and have attractive transportation costs due to their proximity to our primary fuel source in the Appalachian coal-mining region;


          -- most of these assets are in the East Central Area Reliability Region, strategically located in the expanded wholesale and retail electricity market made possible by the creation of PJM-West; and

          -- most of the personnel that operated these generating assets for the regulated utility subsidiaries of Allegheny Energy continue to operate these assets for us.

     o PREMIER ENERGY TRADING, FUEL PROCUREMENT, POWER MARKETING AND RISK MANAGEMENT SKILLS. Our energy trading, fuel procurement, power marketing and risk management skills allow us to optimize our portfolio of generating assets by:

          -- taking advantage of and profiting from regional supply and demand patterns, capacity shortages, transmission constraints and weather throughout the United States;

          -- helping us identify attractive opportunities for expanding generating capacity through acquisitions, development or contractual arrangements; and

          -- giving us the ability to opportunistically trade and source fuel for our generating assets from various locations.

     o DEMONSTRATED ABILITY TO EXPAND INTO COMPETITIVE MARKETS. Since our formation in November 1999, we have demonstrated our ability to transform our company from a regional generation company to a competitive national energy merchant by:

          -- implementing approved deregulation settlements in the various states applicable to our business. These settlements allowed the transfer to us of generating assets in 1999, 2000 and 2001 from the regulated utility subsidiaries of Allegheny Energy;

          -- acquiring the Energy Trading Business from Merrill Lynch in March 2001;

          -- acquiring three natural gas-fired generating facilities totaling 1,710 MW of capacity in the Midwest from Enron in May 2001;

          -- announcing the construction and development of 2,382 MW of capacity located in the Eastern, Midwestern and Southwestern markets of the United States; and

          -- signing long-term contractual control arrangements of approximately 1,300 MW of generation capacity in the Eastern and Southwestern markets of the United States.

     o STRONG CREDIT POSITION. We currently have senior unsecured debt credit ratings of Baa1 from Moody's and BBB+ from Standard & Poor's and Fitch. We believe our strong credit position and credit ratings:

          -- provide us with financial flexibility that will be important as we grow our business;

          -- give Allegheny Energy Global Markets a stronger credit position compared to less highly rated industry participants when it enters into transactions with counterparties; and

          -- reduce borrowing costs and credit amounts needed to cover risk exposures compared to less highly rated industry participants.

                               THE EXCHANGE OFFER

Background          On March 15, 2001, we completed a private placement of our outstanding, unregistered notes. We refer to these as the "old notes." In connection with that private placement, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and to make an exchange offer.

The Exchange Offer  We are offering to exchange up to $400 million principal amount of our new notes which have been registered under the Securities Act for up to $400 million principal amount of our old notes. We refer to the registered notes as "new notes." You may tender old notes only in integral multiples of $1,000 principal amount. You should read the discussion under the heading "THE EXCHANGE OFFER" beginning on page 83 for further information about the exchange offer and resale of the new notes.

Resale of New      Based on interpretive letters of the SEC staff to third
Notes              parties, we believe that you may resell and transfer the new notes issued pursuant to the exchange offer in exchange for old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

                    o you are acquiring the new notes in the ordinary course of your business;

                    o you have no arrangement or understanding with any person to participate in the distribution of the new notes; and

                    o you are not our affiliate as defined under Rule 405 of the Securities Act.

                    If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

                    Broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

                    Each broker-dealer that receives new notes for its own account pursuant to the exchange offer in exchange for old notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the new notes and provide us with a signed acknowledgement of this obligation.


Consequences If     Old notes that are not tendered in the exchange offer
You Do Not          or are not accepted for exchange will continue to
Exchange Your       bear legends restricting their transfer. You will not be
Old Notes           able to offer or sell the old notes unless:


                    o an exemption from the requirements of the Securities Act is available to you; or

                    o you sell the old notes outside the United States in accordance with the SEC's Regulation S.

                    Remaining old notes will continue to be subject to restrictions on transfer. See "THE EXCHANGE
                    OFFER--CONSEQUENCES OF FAILURES TO PROPERLY TENDER OLD NOTES IN THE EXCHANGE," beginning on page 90.


Expiration Date     5.00 p.m., New York time, on February 22, 2002, unless we
                    extend the exchange offer.


Conditions to the   The exchange offer is subject to limited, customary
Exchange Offer      conditions, which we may waive.

Procedures for      If you wish to accept the exchange offer, the following must
Tendering Old Notes be delivered to the exchange agent:

                    o for old notes tendered electronically, an agent's message from The Depository Trust Company, which we refer to as DTC, stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer;

                    o your old notes by timely confirmation of book entry transfer through DTC; and

                    o all other documents required by the letter of transmittal.

                    These actions must be completed before the expiration of the exchange offer.

                    If you hold old notes through DTC, you must comply with their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

                    By signing, or by agreeing to be bound by the letter of transmittal, you will be representing to us that:

                    o you will be acquiring the new notes in the ordinary course of your business;

                    o you have no arrangement or understanding with any person to participate in the distribution of the new notes;

                    o you are not our affiliate as defined under Rule 405 of the Securities Act;

                    o you have full power and authority to tender, exchange and transfer the old notes; and

                    o we will acquire good title to the old notes free and clear of any liens, encumbrances, adverse claims or other restrictions.

Guaranteed          If you cannot meet the expiration deadline, deliver any
Delivery Procedures necessary documentation or comply with the applicable
for Tendering Old   procedures under DTC standard operating procedures for
Notes               electronic tenders in a timely fashion, you may tender your old notes according to the guaranteed delivery procedures set forth under "THE EXCHANGE OFFER--GUARANTEED DELIVERY
                    PROCEDURES."

Withdrawal Rights   You may withdraw your tender of old notes any time before
                    the exchange offer expires.

Tax Consequences    The exchange pursuant to the exchange offer generally will not be a taxable event for U. S. federal income tax purposes. See "IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS."

Use of Proceeds     We will not receive any proceeds from the exchange or the
                    issuance of new notes in connection with the exchange offer.

Exchange Agent      Bank One Trust Company is serving as exchange agent in
                    connection with the exchange offer. The address and telephone number of the exchange agent are set forth under "THE EXCHANGE OFFER--EXCHANGE AGENT."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

        The form and terms of the new notes are the same as the form and terms of the old notes, except that:

     o the new notes will be registered under the Securities Act and will therefore not bear legends restricting their transfer; and

     o the provisions for payment of additional interest in case of non-registration will be eliminated.

        The new notes will evidence the same debt as the old notes and will rank equally with the old notes. The same indenture will govern both the old notes and the new notes.


        You should read the discussion under the heading "DESCRIPTION OF NOTES" beginning on page 92 for further information about the new notes.


                             TERMS OF THE NEW NOTES

     The specific financial terms of the new notes are as follows:

     o    Title: 7.80% Notes due 2011

     o    Issuer: Allegheny Energy Supply Company, LLC

     o    Total principal amount being issued: $400,000,000

     o    Due date for principal: March 15, 2011

     o    Interest rate: 7.80% annually

     o Special interest: On December 10, 2001, special interest will start accruing at a rate of 0.25% per annum during the 90-day period immediately following that date and shall increase by 0.25% per annum at the end of each subsequent 90-day period that this registration statement is not effective, but in no event shall the rate exceed 0.50% per annum.

     o    Due dates for interest: every March 15 and September 15

     o    Regular record dates for interest: every March 1 and September 1

     o Ratings: "Baa1" by Moody's, "BBB+" by Standard & Poor's and "BBB+" by Fitch. A rating is not a recommendation to buy, sell or hold new notes and may be suspended, reduced or withdrawn at any time by Moody's, Standard & Poor's and Fitch if our financial condition or results of operations change. Each rating should also be evaluated independently of any other rating

     o Optional Redemption: at any time at our option at a redemption price equal to 100% of the principal amount of the new notes to be redeemed plus accrued interest, if any, plus a premium, calculated using a discount rate equal to the interest rate on comparable U.S. treasury securities plus 35 basis points

     o    Repayment at option of Holder: none

     o The covenants, events of default and other provisions of the new notes are identical to those contained in the old notes

                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC
                         SELECTED FINANCIAL INFORMATION


        The following selected historical financial information as of and for the year ended December 31, 2000 and as of December 31, 1999 and for the period November 18, 1999 to December 31, 1999 has been derived from the audited consolidated financial statements of the Company which are included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2001 and the balance sheet data as of September 30, 2001 have been derived from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The selected financial information should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

                                                                                                                 From
                                                                                                           November 18, 1999
                                                                 Nine Months Ended       Year Ended        Inception Date to
                                                                   September 30,        December 31,         December 31,
                                                                       2001                 2000                 1999
                                                                 ------------------     -------------       ----------------
                                                                                   (THOUSANDS OF DOLLARS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Operating revenues:
   Retail................................................          $    113,238         $   197,189          $     21,283
   Wholesale.............................................             6,114,380(1)        1,285,102                73,259
   Affiliated............................................               845,362             777,281                46,332
                                                                   -------------        -----------          ------------
      Total operating revenues...........................             7,072,980           2,259,572               140,874
Cost of sales and other operating expenses                            6,639,969(1)        2,115,579               127,904
                                                                   -------------        -----------          ------------
   Operating income......................................               433,011             143,993                12,970
Other income and expenses................................                 4,938(1)            3,542                 1,159
Interest charges, net....................................                74,048(1)           33,458                 2,093
                                                                   -------------        -----------          ------------
   Consolidated income before income taxes, minority
   interest, and cumulative effect of accounting change..               363,901             114,077                12,036
Federal and state income taxes...........................               129,044(1)           36,081                 2,504
Minority interest........................................                 3,646               2,508
                                                                   -------------        -----------          ------------
   Consolidated income before cumulative effect of accounting
   change................................................               231,211              75,488                 9,532
                                                                   -------------        -----------          ------------
Cumulative effect of accounting change...................               (31,147)(2)
                                                                   -------------        -----------          ------------
   Consolidated net income...............................          $    200,064         $    75,488          $      9,532
                                                                   -------------        -----------          ------------


                                                                   September 30,        December 31,         December 31,
                                                                       2001                 2000                 1999
                                                                   -------------   ----------------------    ------------
                                                                                   (THOUSANDS OF DOLLARS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets.............................................          $ 6,024,667(1)(3)    $ 2,607,572          $  1,375,506

Short-term debt and notes payable to parent and affiliates         $ 1,366,052(1)(3)    $   219,015          $     21,200
Long-term debt due within one year.......................               83,507
Long-term debt...........................................               892,714(1)          563,433               356,239
Minority interest........................................                30,912              38,980
Members' equity..........................................             1,520,448             759,643               512,699
                                                                   ------------         -----------          ------------
   Total capitalization and short-term debt..............          $  3,893,633         $ 1,581,071          $    890,138
                                                                   ------------         -----------          ------------


--------------------
(1)  Reflects the acquisition of the Energy Trading Business in March 2001.
(2) Reflects the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging
     Activities" on January 1, 2001.
(3)  Reflects the acquisition of the Midwest Assets in May 2001.

                                  RISK FACTORS


                    RISKS RELATED TO OUR BUSINESS OPERATIONS


CHANGES IN COMMODITY PRICES MAY INCREASE OUR COST OF PRODUCING POWER OR DECREASE THE AMOUNT WE RECEIVE FROM SELLING POWER, ADVERSELY AFFECTING OUR FINANCIAL PERFORMANCE.

        We are heavily exposed to changes in the price and availability of coal because most of our generating capacity is coal-fired. We have long-term contracts for the supply of coal for most of our existing generation capacity, but many of these contracts are nearing the end of their term and we may not be able to purchase coal on terms as favorable as the current contracts.

        We are diversifying our dependence on coal-fired facilities through the acquisition and construction of natural gas-fired facilities which increases our exposure to the more volatile market prices of natural gas. Almost all of our announced construction and development plans for additional generating capacity have involved natural gas-fired facilities.

        Changes in the cost of coal or natural gas and changes in the relationship between those costs and the market prices of electricity will affect our financial results. Since the price we obtain for electricity may not change at the same rate as the change in coal or natural gas costs, we may be unable to pass on the changes in costs to our customers.

        In addition, actual power prices and fuel costs will differ from those assumed in financial models, and those differences may be material. As a result, our financial results may not meet our expectations.

WE MAY NOT ALWAYS FULLY HEDGE AGAINST CHANGES IN COMMODITY PRICES.

        To manage our financial exposure to commodity price fluctuations, we routinely enter into contracts, such as electricity and natural gas purchase and sale commitments, to hedge our exposure to fuel supply and demand, market effects due to weather and other energy-related commodities. However, we do not necessarily hedge the entire exposure of our operations from commodity price volatility. To the extent we fail to hedge against commodity price volatility, our results of operations and financial position may be affected either favorably or unfavorably.

OUR ENERGY TRADING, FUEL PROCUREMENT, POWER MARKETING AND RISK MANAGEMENT POLICIES MAY NOT WORK AS PLANNED.

        Our energy trading, fuel procurement, power marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot predict the impact that our energy trading, fuel procurement, power marketing and risk management decisions may have on our business, operating results or financial position.

        Our energy trading, fuel procurement, power marketing and risk management activities, including our power sales agreements with counterparties, rely on models that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for electricity and other energy-related commodities. These factors become more difficult to predict and the models become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these models, there may nevertheless be an adverse impact on our financial position and results of operations, if the judgments and assumptions underlying those models prove to be wrong or inaccurate.

PARTIES WITH WHOM WE HAVE CONTRACTS MAY FAIL TO PERFORM THEIR OBLIGATIONS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

        We purchase coal from a limited number of suppliers. In 2000, we purchased approximately 60% of our fuel, primarily coal, from one supplier. Any disruption in the delivery of coal, including disruptions as a result of weather, labor relations or environmental regulations affecting our coal suppliers, could adversely affect our ability to operate our coal-fired facilities and thus our results of operations.

        Delivery of natural gas to each of our natural gas-fired facilities typically depends on the natural gas pipeline or distributor for that location. As a result, we are subject to the risk that a natural gas pipeline or distributor may suffer disruptions or curtailments in its ability to deliver natural gas to us or that the amounts of natural gas we request are curtailed. These disruptions or curtailments could adversely affect our ability to operate natural gas-fired generating facilities and thus our results of operations.

        In addition, we are exposed to the risk that counterparties that owe us money or energy will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In that event, our financial results are likely to be adversely affected and we might incur losses. Although our models take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the models predict.

A BREACH OR A RENEGOTIATION OF OUR POWER SALES AGREEMENT WITH THE CALIFORNIA DEPARTMENT OF WATER RESOURCES MAY HAVE A MATERIAL IMPACT ON OUR RESULTS OF OPERATIONS.

        Various parties have publicly urged the State of California to renegotiate power sales agreements between the California Department of Water Resources and suppliers of electricity, including us, on the grounds that the Department is paying too high a price for too much power for too long a period. Our agreement with the Department is recorded on our balance sheet as an asset at the fair value of the contract. If our agreement were renegotiated or if the Department failed for any reason to meet its obligations under this agreement, the value of the agreement as an asset might need to be reduced on our balance sheet, with a corresponding charge reducing net income.

OUR POWER GENERATION FACILITIES MAY PERFORM BELOW EXPECTATIONS, REQUIRE COSTLY REPAIRS OR REQUIRE US TO PURCHASE REPLACEMENT POWER.

        The operation of power generation facilities involves many risks, including the breakdown or failure of electrical generating or other equipment, fuel interruption and performance below expected levels of output or efficiency. In addition, weather-related incidents and other natural disasters can disrupt generation facilities. If our facilities operate below expectations, we may lose revenues or have increased expenses, including replacement power costs. A significant portion of our facilities were constructed many years ago. Older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures on our part to keep operating at peak efficiency and is also likely to require periodic upgrading and improvement.

WE HAVE ONLY A LIMITED OPERATING HISTORY IN A MARKET-BASED COMPETITIVE ENVIRONMENT.

        The facilities that were transferred to us by Allegheny Energy's regulated utility subsidiaries were operated within vertically-integrated, regulated utilities that sold electricity to consumers at prices based on predetermined rates set by state public utility commissions. Unlike regulated utilities, we do not benefit from predetermined rates that include a rate of return component. Also, our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity in our regional markets and other competitive markets, the volume of demand, capacity and ancillary services. We have a limited operating history for these facilities in a market-based competitive environment, and we may not be able to operate them successfully in such an environment.

WE RELY ON POWER TRANSMISSION FACILITIES THAT WE DO NOT OWN OR CONTROL. IF THESE FACILITIES DO NOT PROVIDE US WITH ADEQUATE TRANSMISSION CAPACITY, WE MAY NOT BE ABLE TO DELIVER OUR WHOLESALE ELECTRIC POWER TO OUR CUSTOMERS.

        We depend on transmission and distribution facilities owned and operated by utilities and other power companies to deliver the electricity we sell. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our products. If a region's power transmission infrastructure is inadequate, our recovery of costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

        The Federal Energy Regulatory Commission, or FERC, has issued power and gas transmission initiatives that require electric and gas transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity and gas, fair and equal access to transmission systems may in fact not be available. We cannot predict the timing or scope of the industry response to these initiatives. We also cannot predict whether transmission facilities will be expanded in specific markets as required by these initiatives.

CHANGES IN TECHNOLOGY MAY SIGNIFICANTLY AFFECT OUR BUSINESS BY MAKING OUR POWER PLANTS LESS COMPETITIVE.

        A key element of our business model is that generating power at central power plants achieves economies of scale and produces electricity at relatively low cost. There are other technologies that produce electricity, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing electricity to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be significantly impaired. Changes in technology could also alter the channels through which retail electric customers buy electricity, thereby affecting our financial results.

OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

        Electrical power generation is generally a seasonal business. In many parts of the country, demand for electricity peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of facilities we acquire and the terms of power sale contracts we enter into.

THE LOSS OF OUR KEY EXECUTIVES OR OUR FAILURE TO ATTRACT QUALIFIED MANAGEMENT COULD LIMIT OUR GROWTH AND NEGATIVELY AFFECT OUR OPERATIONS.

        The success of our business relies, in large part, on our ability to attract and retain talented employees who possess the experience and expertise required to manage our business and its growth successfully. Our current key executives have substantial experience in our industry. The unexpected loss of services of one or more of these individuals could adversely affect us. Likewise, our inability to attract employees of a similar caliber in the future could have a material negative impact on our plans for continued growth and business success.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT, AND THE COST OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OUR CASH FLOW AND PROFITABILITY.

        Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations, and in particular emission regulations, could have a material impact on our industry, our business and our results of operations and financial position, especially if emission limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated, and the number and types of assets we operate increase.

     WE ANTICIPATE THAT WE WILL INCUR CONSIDERABLE CAPITAL COSTS FOR COMPLIANCE.

        We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. During the period 2002 through 2004, we expect to spend approximately $162.3 million in connection with the installation of emission control equipment at our facilities. This amount does not include expenditures relating to the remaining generating assets that we expect to have transferred to us from one of Allegheny Energy's regulated utility subsidiaries, Monongahela Power. The expected expenditures for the installation of emission control equipment at these Monongahela Power facilities would be $64.2 million for the same period. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures.

     WE MAY EXPERIENCE SHUT DOWNS IF WE ARE UNABLE TO OBTAIN ALL REQUIRED ENVIRONMENTAL APPROVALS.

        We may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain or comply with any such approval, the affected facilities could be delayed in becoming operational, temporarily closed or subjected to additional costs. Further, at some of our older facilities it may be uneconomical for us to install the necessary equipment, which may lead us to shut down or reduce the operations at certain individual generating units.

     CHANGES IN LAWS AND REGULATIONS COULD APPLY TO US.

        New environmental laws and regulations affecting our operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to us or our facilities. For example, the laws governing nitrogen oxide (NOx) and sulfur dioxide (SO2) emissions from coal-burning plants are being re-interpreted by federal and state authorities. These re-interpretations could result in limitations on these emissions substantially more stringent than those currently in effect. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

        In addition, the Environmental Protection Agency is developing new policies concerning protection of endangered species and sediment contamination, based on a new interpretation of the Clean Water Act. The scope and extent of any resulting environmental regulations, and their effect on our operations, are unclear.

     GOVERNMENTAL AUTHORITIES MAY ASSESS PENALTIES ON US FOR FAILURES TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS.

        If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, our failure may result in the assessment of civil or criminal liability and fines against us. Recent lawsuits by the Environmental Protection Agency and various states highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular. For example, the Attorneys General of New York and Connecticut notified us in 1999 of their intent to commence civil actions against us for alleged violations of the Clean Air Act Amendments. If these actions were filed and if they were resolved against us, substantial modifications of our existing coal-fired power plants would be required. Similar actions may be commenced by other governmental authorities in the future.

        In addition, a number of our coal-fired facilities have been the subject of a formal request for information from the Environmental Protection Agency. If an enforcement proceeding or litigation in connection with this request, or in connection with any proceeding for non-compliance with environmental laws, were commenced and resolved against us, we could be required to invest significantly in new emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations and financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation. Other parties have settled similar lawsuits.
                                      -15-

     WE ARE UNLIKELY TO BE ABLE TO PASS ON THE COST OF ENVIRONMENTAL COMPLIANCE TO OUR CUSTOMERS.

        Most of our contracts with customers and, except to a limited extent, the power sales agreements with the regulated utility subsidiaries of Allegheny Energy, do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. As a result, to the extent these costs are incurred prior to the expiration of these contracts, these costs could adversely affect our profitability.


WE MAY BECOME SUBJECT TO LEGAL CLAIMS ARISING FROM THE USE OF ASBESTOS OR OTHER HAZARDOUS SUBSTANCES AT OUR GENERATING FACILITIES.

        Although we did not assume any liabilities for asbestos claims or any other environmental claims when the generating assets were transferred to us by the regulated utility subsidiaries of Allegheny Energy, we may be named as a co-defendant with the regulated utility subsidiaries in pending asbestos claims involving multiple plaintiffs. We believe that we use and store all hazardous substances in a safe and lawful manner. However, asbestos and other hazardous substances are currently used and may in the future continue to be used at our facilities which could result in claims being brought against us involving exposure to asbestos or other hazardous substances.


        RISKS ASSOCIATED WITH OUR ACQUISITION AND DEVELOPMENT ACTIVITIES



OUR ACQUISITION OF GENERATING FACILITIES AND DEVELOPMENT ACTIVITIES MAY NOT BE SUCCESSFUL, WHICH WOULD IMPAIR OUR ABILITY TO GROW PROFITABLY.

     OUR GROWTH STRATEGY REQUIRES US TO IDENTIFY AND COMPLETE DEVELOPMENT PROJECTS.

        Our strategy for the growth of our business depends on our ability to identify and complete acquisition, development and construction projects at appropriate prices. If the assumptions underlying the prices we pay for future acquisitions, development and construction projects prove to be inaccurate, the financial performance of the particular facility and our overall results of operations and financial position could be significantly adversely affected. Moreover, if we are not able to access capital at competitive rates, our growth will be adversely affected. A number of factors could affect our ability to access capital, including general economic conditions, capital market conditions, market prices for electricity and gas and the overall health of the utility industry, our capital structure as a subsidiary of Allegheny Energy and limitations imposed by the Public Utility Holding Company Act of 1935.

     WE WILL BE REQUIRED TO SPEND SIGNIFICANT SUMS BEFORE ACQUISITION OR CONSTRUCTION OF A FACILITY.

        Before we can acquire a generation facility or commence construction, we may be required to invest significant resources on preliminary engineering, permitting, legal and other matters in order to determine the feasibility of the project. Moreover, the process for obtaining initial environmental, siting and other governmental and regulatory permits and approvals is complicated, expensive and lengthy, and is subject to significant uncertainties. We may also be required to obtain SEC approval for our financing arrangements. Obtaining these permits and approvals can delay acquisition and construction. If for any reason we are not able to obtain all required permits and approvals, or obtain them in a timely manner, we may be prevented from completing an acquisition, development or construction project. We also may not be able to obtain and comply with all necessary licenses, permits and approvals for our existing facilities that we seek to expand.

     PLANT CONSTRUCTION IS COSTLY AND SUBJECT TO NUMEROUS RISKS.

        We have announced construction plans for five generating facilities totaling approximately 2,382 MW, and we intend to pursue our strategy of developing and constructing other new facilities and expanding existing facilities. Our completion of these facilities without delays or cost overruns is subject to substantial risks, including:

          o shortages and inconsistent quality of equipment, material and labor;

          o    work stoppages;

          o    permits, approvals and other regulatory matters;

          o    adverse weather conditions;

          o    unforeseen engineering problems;

          o    environmental and geological conditions;

          o    unanticipated cost increases; and

          o    our attention to other projects.

        If we are unable to complete the development or construction of a facility, we may not be able to recover our investment in it. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations and financial position. Furthermore, if construction projects are not completed according to specifications, we may incur liabilities, and suffer reduced plant efficiency, higher operating costs and reduced earnings. Also, changes in market prices for electricity from these projects may not make it cost effective to complete these projects.

     SOME RISKS CANNOT BE COVERED BY INSURANCE.

        While we maintain insurance, obtain warranties from vendors and obligate contractors to meet specified performance standards, we remain substantially exposed to the risks described above. Furthermore, the proceeds of such insurance and the warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments that we may owe upon the realization of any of the risks described above.

THERE IS UNCERTAINTY ABOUT WHEN, IF AT ALL, THE WEST VIRGINIA JURISDICTIONAL GENERATING ASSETS OF MONONGAHELA POWER WILL BE TRANSFERRED TO US.

        It is our goal to have the West Virginia jurisdictional generating assets of Monongahela Power, representing approximately 2,111 MW of capacity, transferred to us. We are currently exploring ways to effect the transfer of these generating assets to us, including by regulatory action or by legislation in next year's session of the West Virginia Legislature. Monongahela Power has filed a petition seeking the West Virginia Public Service Commission's approval of the transfer of the West Virginia jurisdictional generating assets to us. The West Virginia Public Service Commission has not yet acted on this petition, and we cannot assure you that it will permit the transfer, or when this permission might be granted. If the transfer is permitted, we cannot predict the conditions that may be imposed upon us in connection with it, such as the terms under any long-term power sales agreement necessary to meet Monongahela Power's provider-of-last-resort retail load obligations, transfer costs or transition periods, any of which may make the transfer uneconomical.

IT MAY BE DIFFICULT FOR INVESTORS TO EVALUATE THE PROBABLE IMPACT OF OUR ACQUISITIONS AND TRANSFERS OF GENERATING ASSETS ON OUR FINANCIAL PERFORMANCE.

        Because of the high levels of acquisition and transfer activity since our formation in November 1999, it may be difficult for investors to evaluate the probable impact of these acquisitions and generating asset transfers on our financial performance or make meaningful comparisons between reporting periods until we have operating results for a number of reporting periods for these facilities and assets. For instance, for the period October 1, 2000 through September 30, 2001, we increased our ownership of and contractual control of generating capacity to 9,796 MW from 6,356 MW owned or under contractual control as of September 30, 2000. Similarly, we expect this will be an issue for the next few years as we add 4,891 MW of additional capacity.

WE HAVE MADE OR HAVE COMMITTED SUBSTANTIAL INVESTMENTS IN OUR RECENT ACQUISITIONS, DEVELOPMENT AND CONSTRUCTION PROJECTS, AND OUR SUCCESS DEPENDS ON OUR ABILITY TO SUCCESSFULLY INTEGRATE, OPERATE AND MANAGE THESE ASSETS.

        Since our formation, we have received transfers of 6,230 MW of generating assets from Allegheny Energy's regulated utility subsidiaries and have acquired or announced the addition of a further 8,457 MW of generation capacity, including the pending transfer of 2,160 MW from Allegheny Energy and its subsidiaries. We cannot assure you that these facilities will generate cash flows or revenue that provide appropriate returns on our investments or that we will successfully:


          o integrate the assets that we have acquired, and any we acquire in the future, with our existing operations;

          o    develop our management and corporate infrastructure;

          o negotiate favorable terms for the sale of electricity generated by our recently acquired facilities, those we plan to construct or develop and any we acquire in the future; or

          o operate our recently acquired facilities, and any we acquire in the future, on an efficient, cost-effective basis.

        Our ability to successfully integrate assets will depend on, among other things, the adequacy of our implementation plans, the ability to achieve desired operating efficiencies, and favorable terms for the electricity that we generate. If we are unable to successfully integrate these assets into our operations, we could experience increased costs and losses on our investments.

WE MAY BE REQUIRED TO ASSUME LIABILITIES, INCLUDING ENVIRONMENTAL AND EMPLOYEE-RELATED LIABILITIES, UNDER ACQUISITION AGREEMENTS.

        Some of the acquisition agreements that we have entered into with third parties have required that we assume specified pre-closing liabilities, primarily related to environmental and employee matters. We are likely to be required to assume these types of liabilities, as well as others, in connection with future acquisitions. As a result, we may be liable for significant environmental remediation costs and other liabilities arising from the operation of our facilities by prior owners, which could have a significant adverse effect on our cash flow and results of operations.

                        RISKS ASSOCIATED WITH REGULATION

THE REGULATED UTILITY SUBSIDIARIES OF ALLEGHENY ENERGY HAVE
"PROVIDER-OF-LAST-RESORT" OBLIGATIONS. WE HAVE AGREED TO PROVIDE ELECTRICITY TO THE REGULATED UTILITY SUBSIDIARIES IN AMOUNTS SUFFICIENT TO SATISFY THESE OBLIGATIONS AT PRICES WHICH MAY BE BELOW OUR COST AND IN AMOUNTS THAT MAY EXCEED OUR SUPPLY CAPACITY.

     OUR OBLIGATIONS TO PROVIDE POWER UNDER POWER SALES AGREEMENTS MAY HAVE NO RELATIONSHIP TO OUR ACTUAL COST TO SUPPLY THIS POWER.

        As part of restructuring initiatives, Allegheny Energy's regulated utility subsidiaries have been designated during a transition period as the "provider-of-last-resort" to all customers that do not choose an alternate supplier of electricity and to customers that switch back from alternate suppliers. To satisfy this obligation, the regulated utility subsidiaries source this power from us under long-term power sales agreements. These power sales agreements currently require a significant portion of the normal operating capacity of our fleet of transferred generating assets. The prices we receive may have little or no relationship to the cost to us of supplying this power under these agreements. This means that we are limited in our ability to pass on to the regulated utility subsidiaries of Allegheny Energy the risk of fuel price increases and increased costs of environmental compliance. We expect that there will be similar risks when customer choice is implemented in West Virginia, a state in which Monongahela Power has distribution operations.

     DEMAND FOR OUR POWER MAY EXCEED OUR SUPPLY CAPACITY.

        From time to time the demand for power required to meet the provider-of-last-resort obligations could exceed our generating facilities' available capacity. A variety of factors may cause such a situation, including an increase in the number of customers of Allegheny Energy's regulated utility subsidiaries, greater demand for power from existing customers or an interruption of service at our generating facilities. If this obligation exceeds our own energy production levels, we would have to buy additional power on the market. Since these situations most often occur during periods of peak demand, it is likely that the market price for power at such times would be very high. Even if our supply shortage were brief, we could suffer substantial losses that could have an adverse affect on our results of operations.

     THE PROVIDER-OF-LAST-RESORT OBLIGATIONS DO NOT RESTRICT CUSTOMERS FROM SWITCHING SUPPLIERS OF POWER.

        The power sales agreements with the regulated utility subsidiaries to meet their provider-of-last-resort obligations do not provide us with any guaranteed level of power sales. If the customers of the regulated utility subsidiaries obtain service from alternative suppliers, which they are entitled to do at any time, our sales of power may decrease. Alternatively, customers could switch back to the regulated utility subsidiaries from alternative suppliers, which may increase demand above our facilities' available capacity, some of which we may have committed to sell to other customers. Thus, any such switching by customers could have an adverse affect on our results of operations and financial position.

OUR BUSINESS OPERATES IN THE DEREGULATED SEGMENTS OF THE ELECTRIC POWER INDUSTRY CREATED BY RESTRUCTURING INITIATIVES AT BOTH STATE AND FEDERAL LEVELS. IF THE PRESENT TREND TOWARDS COMPETITIVE RESTRUCTURING OF THE ELECTRIC POWER INDUSTRY IS REVERSED, DISCONTINUED OR DELAYED, OUR BUSINESS PROSPECTS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

        The regulatory environment of the power generation industry has recently been undergoing substantial changes, on both the federal and state level. These changes have significantly affected the nature of the industry and the manner in which its participants conduct their business.

        Moreover, existing statutes and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have an effect on our business in ways that we cannot predict. Some markets, such as in California, have experienced interruptions of supply and price volatility. These interruptions of supply and price volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, government agencies and other interested parties have made proposals to re-regulate areas of these markets that have previously been deregulated, and, in California, legislation has been passed placing a moratorium on the sale of generating plants by regulated utilities. Proposals to re-regulate the wholesale power market also have been made at the federal level. Proposals of this sort, and legislative or other attention to the electric restructuring process in states in which we currently, or may in the future, operate, may cause this process to be delayed, discontinued or reversed, which could have a material adverse effect on our results of operations or our strategies.

WE MAY NOT BE ABLE TO RESPOND EFFECTIVELY TO COMPETITION.

        We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. These regulatory initiatives may include deregulation of the electric utility industry in some markets and privatization of the electric utility industry in others. To the extent that competition increases, our profit margins may be negatively affected. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels or pursue our growth strategy.

        While demand for electric energy services is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in the regional markets in which we have facilities could increase competition in the wholesale power market in those regions, which could have a material negative effect on our business, results of operations and financial condition. Also, industry restructuring in regions in which we have substantial operations could affect our operations in a manner that is difficult to predict, since the effects will depend on the form and timing of the restructuring.


THE DIFFERENT REGIONAL POWER MARKETS IN WHICH WE COMPETE OR WILL COMPETE IN THE FUTURE HAVE CHANGING REGULATORY STRUCTURES, WHICH COULD AFFECT OUR PERFORMANCE IN THESE REGIONS.

        Our results are likely to be affected by differences in the market and regulatory structures in various regional power markets. Problems that may arise in the formation and operation of new regional transmission organizations, or "RTOs", such as the proposed new RTO extending across the entire Northeastern region of the United States, may result in delayed or disputed collection of revenues. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business. Our operating results will also be affected by the addition of generation or transmission capacity serving the PJM-West and any other power markets.


OUR BUSINESS WILL CONTINUE TO BE SUBJECT TO REGULATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT SO LONG AS WE ARE A SUBSIDIARY OF ALLEGHENY ENERGY. THAT ACT LIMITS OUR BUSINESS OPERATIONS, OUR ABILITY TO RECEIVE DIVIDENDS FROM OUR SUBSIDIARIES AND OUR ABILITY TO AFFILIATE WITH PUBLIC UTILITIES.

        So long as Allegheny Energy owns at least 10% of our voting securities, we will continue to be subject to regulation under the Public Utility Holding Company Act, or PUHCA, as a subsidiary of a public utility holding company registered under PUHCA. PUHCA limits our ability to acquire, own and operate energy assets outside of our current business plan and it limits the dividends that our subsidiaries may pay from unearned surplus. In addition, as long as we are an affiliate of Allegheny Energy, we must obtain prior approval under PUHCA in order to raise financing or to acquire the voting securities of any public utility or take any other action that would result in our affiliation with another public utility.

        We have submitted an application to the SEC under PUHCA requesting an increase in our authority to acquire, own and operate exempt wholesale generators. If the SEC does not grant this authority, our operations may be adversely affected, and it may limit our ability to pursue our current business strategies.

SOME LAWS AND REGULATIONS GOVERNING RESTRUCTURING OF THE WHOLESALE GENERATION MARKET IN VIRGINIA AND WEST VIRGINIA HAVE NOT YET BEEN INTERPRETED OR ADOPTED AND COULD HAVE A MATERIAL NEGATIVE IMPACT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

        While the electric restructuring laws in Virginia and West Virginia established the general framework governing the retail electric market, the laws required the utility commission in each state to issue rules and determinations implementing the laws. Some of the regulations governing the retail electric market have not yet been adopted by the utility commission in each state. These laws, when they are interpreted and when the regulations are developed and adopted, may have a negative impact on our business, results of operations and financial condition.

            RISKS ASSOCIATED WITH OUR FINANCING AND CAPITAL STRUCTURE

WE WILL HAVE SUBSTANTIAL INDEBTEDNESS, WHICH COULD RESTRICT OUR ACTIVITIES AND COULD AFFECT OUR ABILITY TO MEET OUR OBLIGATIONS.

        We incurred substantial indebtedness to finance our acquisitions of the Energy Trading Business and the Midwest Assets. We anticipate incurring further substantial indebtedness to support future acquisitions and capital expenditures, and maintain working capital. We had, as of September 30, 2001, total indebtedness of approximately $2.34 billion.

        Future indebtedness may be on terms that are more restrictive or burdensome than our current indebtedness. This may negatively affect our ability to operate our business and have a material adverse effect on our ability to acquire, construct or develop new facilities.

        Our level of indebtedness may have important consequences, including:


          o making it more difficult for us to satisfy our obligations under the old notes and new notes;


          o limiting our ability to borrow additional amounts for capital expenditures, future acquisitions, significant working capital requirements to conduct our wholesale marketing, energy trading and fuel procurement activities as well as for other corporate purposes;

          o limiting our ability to use operating cash flow in other areas of our business, such as for capital expenditures and future acquisitions, because we must dedicate a substantial portion of these funds to service our debt;

          o limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation, including increasingly stringent environmental regulation; and

          o subjecting us to financial and other restrictive covenants with which we may fail to comply, which could result in an event of default.

        Our ability to meet our payment obligations under our indebtedness, including the old notes and new notes, and to fund capital expenditures will depend on our future performance. Our future performance is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control and are discussed elsewhere in these risk factors. Our cash flow from operations may not be sufficient to meet all of our payment obligations under our debt, including the old notes and new notes, or to fund our other liquidity needs.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NEW NOTES.

        The new notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The initial purchasers may cease their market-making at any time. In addition, such market-making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu of the exchange offer. Although under the registration rights agreement, we are required to use our reasonable best efforts to commence the exchange offer to exchange the old notes for the new notes, or to register resales of the old notes under the Securities Act, we cannot assure you that an active trading market for the old notes or any new notes exchanged for the old notes will develop.

ANY DECREASE IN ALLEGHENY ENERGY'S OWNERSHIP IN US MAY ADVERSELY AFFECT OUR CREDIT RATING AND OUR ABILITY TO OBTAIN THIRD PARTY FINANCING.

        Allegheny Energy has announced that it is seeking authorization to effect an initial public offering of the common stock of our proposed new parent holding company into which we will be merged and distribute the remaining common stock of that new holding company to Allegheny Energy's shareholders. An initial public offering and spin-off could negatively affect our credit rating and our ability to obtain financing. To date, we have obtained third-party financing on relatively favorable terms based, in part, on Allegheny Energy's ownership interest in us. If Allegheny Energy reduces its ownership in us, we may not be able to obtain third-party financing on terms that are as favorable as we have experienced in the past. Also, if Allegheny Energy disposes of its ownership in us, we intend to no longer be regulated under the PUHCA. If this should occur, certain restrictions, such as minimum equity to capitalization ratios, designed to safeguard investors, will no longer apply to us.

                           FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, including statements regarding our results of operations, assets and liabilities and statements with respect to deregulation activities, movements towards competition in states that are served by our operations, markets, products, services, prices, generating capacity, provider-of-last-resort contract obligations, capital expenditures, resolution and impact of litigation, regulatory matters, liquidity, capital resources and accounting matters. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "projection," "believe," "anticipate," "expect," "intend," "estimate," "continue," "potential," "plan," "forecast," "strategy" and the like. We cannot assure you that our actual results will not differ materially from expectations or estimates. Actual results have varied materially and unpredictably from past expectations and estimates. Factors that could cause our actual results to differ materially include those discussed under "RISK FACTORS" as well as:

          o    the weather and other natural phenomena;

          o political, economic and business conditions, including the continuing impact on the economy of the September 11, 2001 terrorist attacks;

          o    growth in industry capacity;

          o    separation of the operations of Allegheny Energy;

          o    regulatory developments;

          o    loss of any significant customers or suppliers;

          o    changes in business strategy or business plans;

          o    changes in technology;

          o    litigation; and

          o the effect of accounting policies issued periodically by accounting standard-setting bodies.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive old notes from you in the same principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES


The following table sets forth the ratio of earnings to fixed charges for us for each of the periods indicated:


                                                                                              From November 18
      Nine Months Ended           Twelve Months Ended               Year Ended             Inception Date Through
    September 30, 2001(1)        September 30, 2001(1)         December 31, 2000(1)         December 31, 1999(1)
   ---------------------         ---------------------         --------------------        ---------------------
             5.34                         5.23                         3.82                         5.97


--------------------
        (1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges.

            Earnings means net income from continuing operations before adjustment for minority interest in consolidated subsidiaries and income from equity investees, plus fixed charges, plus income taxes, plus amortization of capitalized interest, plus distributed income of equity investees, less interest capitalized.

            Fixed charges means interest expenses, plus interest capitalized, plus amortization of debt issuance costs, plus estimated interest component of rental expense.

                       CAPITALIZATION AND SHORT-TERM DEBT

        The following table sets forth our short-term debt and capitalization as of September 30, 2001.


                                                                   September 30, 2001
                                                                ----------------------
                                                                (Dollars in Thousands)
Short-term debt and notes payable to parent and affiliates        $1,366,052      35%

Capitalization:

  Long-term debt due within one year                                  83,507       2

  Long-term debt                                                     892,714      23

  Minority interest                                                   30,912       1

  Members' equity                                                  1,520,448      39

   Total capitalization                                         ------------ ----------
                                                                  $2,527,581      65
                                                                ------------ ----------
   Total capitalization and short-term debt                       $3,893,633     100%
                                                                ============ ==========

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

OVERVIEW

        We are a rapidly growing merchant energy company with 14,687 megawatts, or MW, of generating capacity owned, controlled, under construction or in development, pending transfer from affiliates or planned as facility expansions. We currently own or have the contractual right to control 9,796 MW in California, Indiana, Illinois, Maryland, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. 6,230 MW of this capacity was transferred from West Penn, Potomac Edison and Monongahela Power at net book value. West Penn, Potomac Edison and Monongahela Power are all regulated utility subsidiaries of our parent company, Allegheny Energy. It is our goal to complete the transfer of an additional 2,111 MW of generating capacity from Monongahela Power. Our strategy is to expand our generation fleet of 9,796 MW by a further 4,891 MW through the announced construction and development of new facilities, acquisition of contractual rights to control generating capacity, planned expansions to existing facilities and pending transfers of generating capacity from Monongahela Power and other Allegheny Energy subsidiaries. This additional generation capacity will be located in the states of Arizona, Indiana, Nevada, New York, Ohio, Pennsylvania, Virginia and West Virginia.

        We manage all of our generation assets as an integrated portfolio with our energy trading, fuel procurement, power marketing and risk management activities of our wholly-owned subsidiary, Allegheny Energy Global Markets.

        In 1999, our company, then a wholly-owned subsidiary of Allegheny Energy, was formed in order to consolidate Allegheny Energy's deregulated generating assets into a single company that is not subject to state regulation of sales prices. Today, Allegheny Energy continues to have approximately a 98% ownership interest in us.

        The table below summarizes the electric generating capacity which we own or contractually control; which we are awaiting transfer from the regulated subsidiaries of Allegheny Energy or its unregulated affiliates; and for which we announced construction and development plans, contractual control of generating capacity and planned expansions to existing facilities as of November 30, 2001:

                                                                CAPACITY (MW)
  Company-owned and contractually controlled generation            9,796
  Affiliate generation pending transfer                            2,160
  Announced construction and development, contractual
      control and planned expansions                               2,731
                                                                  ------
  Total                                                           14,687
                                                                  ======

SIGNIFICANT EVENTS

CORPORATE RESTRUCTURING

        In November 2001, we and our parent, Allegheny Energy, filed an application with the SEC seeking authorization under the Public Utility Holding Company Act of 1935 to restructure our corporate organization by creating a new Maryland holding company into which we will then merge. We will thereby be changed from a Delaware limited liability company into a Maryland corporation. We and our parent, Allegheny Energy, also sought authorization to merge Allegheny Energy Global Markets, one of our wholly-owned subsidiaries, into this new Maryland holding company, which will then continue to conduct the energy commodity marketing and trading activities of Allegheny Energy Global Markets. On December 31, 2001, we received SEC approval to effect this reorganization.

      PROPOSED IPO AND DISTRIBUTION


        On July 23, 2001, we, together with Allegheny Energy and other affiliates, filed a U-1 application with the SEC, seeking authorization under the Public Utility Holding Company Act of 1935, or PUHCA, to, among other things:


          o effect an initial public offering of up to 18% of the common stock of the new Maryland holding company, which we intend to complete when favorable and other market conditions exist;

          o implement an employee stock option plan for us, and issue options to satisfy contractual obligations; and

          o distribute the remaining common stock of the new Maryland holding company owned by Allegheny Energy and not sold in the initial public offering to the stockholders of Allegheny Energy on a tax-free basis within 24 months following completion of the initial public offering.

        The purpose of the initial public offering and distribution is to permit us and Allegheny Energy's regulated utility operations to focus on our respective businesses and market opportunities and, in particular, to allow us to pursue our growth strategy for our electric generation business. The initial public offering and the distribution of Allegheny Energy's remaining equity ownership of the new holding company are subject to market and other conditions.

        The corporate restructuring, initial public offering and distribution would create two independent companies:

          o A new Maryland holding company described above that will own our generation business and operate the assets of this business as an integral part of the energy trading, fuel procurement, power marketing and risk management activities of the Allegheny Energy Global Markets business; and

          o Allegheny Energy which will include its regulated utility operating subsidiaries, West Penn, Potomac Edison and Monongahela Power, doing business as Allegheny Power, as well as another subsidiary, Allegheny Ventures, Inc. Allegheny Power is a diversified energy and energy services company that delivers electric energy and natural gas to approximately three million people in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. Allegheny Ventures, Inc. is a growing business development company that invests in and develops telecommunications and energy-related projects.

        The filing of the U-1 application is Allegheny Energy's first step in the initial public offering process. Allegheny Energy expects to file a Registration Statement on Form S-1 in connection with the initial public offering with the SEC.

TRANSFER AND ACQUISITION OF GENERATING ASSETS AND GENERATING CAPACITY SINCE FORMATION

     TRANSFER OF GENERATING ASSETS IN 1999

        At December 31, 1999, we had generating capacity of 2,900 MW. This included the negotiated transfer by West Penn of 3,778 MW of its deregulated generating capacity at a net book value of $465.4 million in the fourth quarter of 1999, the transfer of West Penn's entitlement to 105 MW in the Ohio Valley Electric Corporation and the purchase of 276 MW of capacity at Fort Martin Unit No. 1 from AYP Energy, Inc., a subsidiary of Allegheny Energy. The 3,778 MW transferred included West Penn's ownership interest in Allegheny Generating Company, or AGC. AGC's only asset is a 40% interest, representing 960 MW, in the Bath County pumped-storage hydroelectric station and its connecting transmission facilities. During the period from November 18, 1999, through January 1, 2000, we leased back to West Penn one-third, or 1,259 MW, of the generating assets it had transferred to us. The generating capacity of 1,259 MW is not included in the 2,900 MW at December 31, 1999.

     TRANSFER OF GENERATING ASSETS IN 2000

        During 2000, we increased our generating capacity by 3,572 MW to 6,472 MW. The increase in generating capacity included, among other things, the negotiated transfer by Potomac Edison of approximately 2,100 MW of its Maryland, Virginia, and West Virginia jurisdictional generating assets at a net book value of $227.5 million in August 2000 and the transfer of Potomac Edison's entitlement to 97 MW in the Ohio Valley Electric Corporation. The 2,100 MW transferred included Potomac Edison's ownership interest in AGC. The increase of 3,572 MW during 2000 also includes 1,259 MW that was released to us as a result of the expiration of the lease with West Penn on January 1, 2000.


     TRANSFER AND ACQUISITION OF GENERATING ASSETS AND GENERATING CAPACITY IN THE FIRST NINE MONTHS OF 2001

        During the first nine months of 2001, we increased our ownership and contractual right to control generating capacity by 3,324 MW to 9,796 MW. For the twelve month period ended September 30, 2001, we had increased our ownership of and contractual right to control generating capacity by 3,440 MW or 54% to 9,796 MW from 6,356 MW owned or under contractual control as of September 30, 2000. The increase in generating capacity in the first nine months of 2001 included:

        o in June 2001, the negotiated transfer by Monongahela Power of approximately 352 MW of its Ohio and FERC jurisdictional generating assets at a net book value of $48.8 million. The 352 MW transferred included the Ohio part of Monongahela Power's ownership interest in AGC;

        o in June 2001, the transfer by Allegheny Energy of 83 MW of generating capacity in the Conemaugh generating station. Allegheny Energy purchased this capacity from Potomac Electric Power Company in January 2001 at a cost of approximately $79 million. The 83 MW represents approximately a 5% ownership interest in the 1,711 MW Conemaugh generating station located in west-central Pennsylvania;

        o in June 2001, the transfer by Allegheny Energy of two 44 MW simple-cycle natural gas combustion turbines in Springdale, Pennsylvania by merging its subsidiary, Allegheny Energy Units No. 1 & 2, LLC, with us;

        o in May 2001, the acquisition of three natural gas-fired generating facilities totaling 1,710 MW of peaking capacity from Enron North America Corporation. We refer to these assets as the Midwest Assets. All three facilities had been in service with their former owner since June 2000. They include the 656 MW Lincoln Energy Center plant in Manhattan, Illinois, the 508 MW Wheatland plant in Wheatland, Indiana and the 546 MW Gleason plant in Gleason, Tennessee. The $1.053 billion purchase price was financed with short-term debt of $550 million from a group of credit providers, a $325 million parent loan, a $175 million parent equity contribution, and other short-term debt;

        o in February 2001, the expansion through improvements of generating capacity of one plant by 91 MW; and

        o in March 2001, the acquisition of the contractual right to control 1,000 MW in connection with the acquisition from Merrill Lynch of the Energy Trading Business described below.

ACQUISITION OF GLOBAL ENERGY MARKETS

        In March 2001, we acquired Global Energy Markets, the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc. or Merrill Lynch. We refer to the acquired business as the Energy Trading Business. This Energy Trading Business helps us optimize our portfolio of generating assets by significantly enhancing our wholesale marketing, energy trading, fuel procurement and risk management activities. The Energy Trading Business has also expanded our expertise in nation-wide trading, fuel procurement, market analysis and risk management. This business therefore provides us with valuable market intelligence to help us better identify opportunities to expand our acquisition and development activities and to compete outside our traditional regions.

In addition, the Energy Trading Business enables us to provide customized energy management solutions to wholesale, industrial and commercial customers. The Energy Trading Business now operates as one of our wholly-owned subsidiaries, Allegheny Energy Global Markets, LLC. The acquisition of the Energy Trading Business from Merrill Lynch included a long-term contractual right to control 1,000 MW of generating capacity in Southern California.




See Note 2 to our consolidated financial statements for the period ended September 30, 2001, for additional information regarding the acquisition of the Energy Trading Business.


RECENT POWER SALES AGREEMENTS

        In March 2001, we entered into a power sales agreement with the California Department of Water Resources, or CDWR, the electricity buyer for the state of California. The $4.5 billion contract is for a period through December 2011. We began delivering power under this agreement in late March 2001. Under this agreement, we have committed to supply the State of California with contract volumes varying from 150 MW to 500 MW through December 2004. For the last seven years of the contract, the contract volume will be fixed at 1,000 MW. We plan to supply this power primarily through our contractual right to 1,000 MW of generating capacity in California, which we acquired as part of the acquisition of the Energy Trading Business.


        In August 2001, we were the successful bidder to supply Baltimore Gas & Electric Company with electricity from July 2003 through June 2006. We are committed to supply Baltimore Gas & Electric Company with an amount needed to fulfill 10% of its provider-of-last-resort obligations.

        We were named the electric generation supplier for eight boroughs in New Jersey that own and operate electric utilities as departments of municipal governments. The following eight New Jersey boroughs have signed up with us:
Madison, Butler, Milltown, Seaside Heights, South River, Pemberton, Park Ridge, and Lavallette. The multi-year contract will begin in June 2002. The contract, which will supply a total of 150 MW of electricity to the boroughs, will run through 2004.

ANNOUNCED CONSTRUCTION AND DEVELOPMENT PLANS AND ASSET TRANSFERS

        Since January 2000, we have announced construction and development plans, pending transfers, and contractual rights to control an additional 4,891 MW of generating capacity. This additional capacity will be phased in as it becomes available.

     CONSTRUCTION AND DEVELOPMENT PLANS

        Additional generating capacity through announced construction and development plans includes:

          o construction of a 1,080 MW base-load natural gas-fired generating facility in La Paz County, Arizona, approximately 75 miles west of Phoenix. We expect construction to begin on the $540 million combined-cycle facility in 2002 and be completed by 2005;

          o construction of a 630 MW intermediate-load and peaking natural gas-fired facility in St. Joseph County, Indiana. We expect construction on the facility to begin in 2002 and to be completed in two stages. Commercial operation of the peaking capacity consisting of two 44 MW simple-cycle combustion turbines is expected to begin in 2003, followed by the addition of 542 MW of combined-cycle, intermediate-load capacity, which is expected to begin in 2005;

          o construction of a 540 MW combined-cycle generating plant in Springdale, Pennsylvania, at a cost of $318 million. The new facility will include two natural gas-fired combustion turbines and a steam turbine. We expect this facility to be operational in 2003;

          o a joint venture with CONSOL Energy, Inc. to construct an 88 MW natural gas-fired generating facility in Buchanan County in southwest Virginia of which we will own 44 MW of generating capacity. The facility is expected to be in operation by mid-2002;

          o construction of two 44 MW simple-cycle gas combustion turbines near Chambersburg, Pennsylvania, which are currently available for operation on demand; and



          o an additional 48 MW of generating capacity from expansion of existing plants.

     CONTRACTUAL CONTROL OF CAPACITY


        In May 2001, we signed a 15-year agreement with Las Vegas Cogeneration II, L.L.C. This agreement gives us the contractual right to control 222 MW of generating capacity in a natural gas-fired, combined cycle generating facility, currently under construction by a third party, in Las Vegas, Nevada, beginning in the third quarter of 2002. See note 12 to our Consolidated Financial Statements for the period ended September 30, 2001 regarding this agreement and estimates of the fair value of this agreement as of September 30, 2001.

        In November 2001, we announced that we will participate in a joint venture with SEF Development LTD. to own and develop a 79 MW barge mounted, natural gas-fired combustion turbine generating facility to be located in the Brooklyn Navy Yard, New York. We and SEF Development, will each have a 50% ownership interest in the joint venture entity. Under the terms of the joint venture, we will also enter into an agreement with the joint venture entity to contractually control the entire 79 MW of generating capacity, beginning in mid 2002, when it becomes operational.


     ADDITIONAL ASSET TRANSFERS

        Additional generating capacity through further asset transfers includes:

          o transfer of the remaining 2,111 MW from Monongahela Power once tax changes related to the deregulation of the retail power market in West Virginia have been passed by the West Virginia Legislature or the West Virginia Public Service Commission takes regulatory action. For a discussion of developments in West Virginia relating to this transfer, see "-- Developments in West Virginia relating to the generating asset transfer from Monongahela Power"; and

          o transfer of an additional 49 MW of generating capacity, including 46 MW from the Hunlock Creek generating station near Wilkes-Barre, Pennsylvania. We have sought approval from the SEC in the initial public offering U-1 application described above to transfer this generating capacity. We anticipate that the transfer will be completed prior to the initial public offering.

POWER SALES AGREEMENTS FOR THE PROVIDER-OF-LAST-RESORT OBLIGATIONS OF ALLEGHENY ENERGY'S UTILITY SUBSIDIARIES

        Under the terms of the deregulation plans approved in Pennsylvania for West Penn, in Maryland for Potomac Edison, and in Ohio for Monongahela Power, West Penn, Potomac Edison and Monongahela Power are obligated to provide electricity during a transition period to all customers who do not choose an alternate supplier of electricity and to customers that switch back from alternate suppliers. For West Penn, the Pennsylvania transition period continues through December 31, 2008 for all customers with escalating capped rates. For residential customers of Potomac Edison in Maryland, the transition period continues through December 31, 2008. For commercial and industrial customers of Potomac Edison in Maryland, the transition period continues through December 31, 2004. For Monongahela Power, the transition period for Ohio residential and small commercial customers continues through December 31, 2005, and for all other Ohio customers through December 31, 2003.


        Pursuant to long-term power sales agreements, we provide West Penn, Potomac Edison and Monongahela Power with the amount of electricity, up to their provider-of-last-resort retail load, that they may demand during the Pennsylvania, Maryland, and Ohio transition periods. We expect to provide power pursuant to similar obligations to Potomac Edison and Monongahela Power in West Virginia as this state implements customer choice. We recently renegotiated a power sales agreement with Potomac Edison with respect to its Virginia customers under which we have agreed to provide it with the amount of electricity up to its provider-of-last-resort retail load that it may demand. The transition period for customer choice in Virginia is scheduled to begin on January 1, 2002 and runs through to July 2007. A significant portion of the normal operating capacity of our fleet of transferred generating assets is currently required to fulfill our obligations under these power sales agreements, but we expect that this will decrease over time. As a result, these power sales agreements will provide us with a steady revenue stream during the transition periods discussed above. These agreements do not, however, provide us with any guaranteed level of customer sales and also mean that we are limited in our ability to pass on to the regulated utility subsidiaries of Allegheny Energy the risk of fuel price increases and increased costs of environmental compliance.


        Our power sales agreements with West Penn, Monongahela Power with respect to its Ohio customers and Potomac Edison with respect to its Maryland and Virginia customers, to provide them with an amount of electricity up to their provider-of-last-resort retail load, have a fixed price as well as a market-based pricing component. As the amount of generating capacity we must deliver under these agreements decreases during the transition periods described above, the amount of electricity that is subject to market prices escalates each year. We expect that when the transition periods end, West Penn, Potomac Edison and Monongahela Power with respect to its Ohio customers will pay us market rates for the entire amount of electricity provided to them.

        We cannot terminate the power sales agreements with West Penn, Monongahela Power and Potomac Edison unless there is a completed hostile takeover of Allegheny Energy.

        Until customer choicer is implemented in West Virginia and a power sales agreement is entered into, the assets transferred to us by Potomac Edison will continue to serve the retail load for West Virginia customers of Potomac Edison.

DEVELOPMENTS IN WEST VIRGINIA RELATING TO THE GENERATING ASSET TRANSFER FROM MONONGAHELA POWER

        In March 2000, the West Virginia Legislature passed House Resolution 27 approving, with certain modifications, an electric deregulation plan submitted by the West Virginia Public Service Commission. The plan provides for all customers to have choice of a generation supplier and allows Monongahela Power to transfer the West Virginia portion, approximately 2,111 MW, of its generating assets to us.

        Under House Resolution 27, the West Virginia deregulation plan cannot occur until the West Virginia Legislature enacts certain tax changes regarding the preservation of tax revenues for state and local governments. The 2001 legislative session ended on April 14, 2001, without enactment of the necessary tax changes that would allow implementation of the deregulation plan to occur in West Virginia. Final legislative activity regarding implementation of the deregulation plan has been postponed for a year. Efforts are underway to develop a consumer education program to communicate to targeted audiences the merits of restructuring. We anticipate that legislative action to implement the West Virginia plan will be sought in 2002. As a result, Monongahela Power has to date not been able to transfer its West Virginia generating assets to us.

        We are exploring other ways to complete the transfer to us of Monongahela Power's West Virginia generating assets. The June 2000 order by the West Virginia Public Service Commission permits Monongahela Power to submit a petition to the West Virginia Public Service Commission seeking approval to transfer its West Virginia generating assets prior to the implementation of the deregulation plan. In August 2000, with a supplemental filing in October 2000, Monongahela Power filed a petition seeking West Virginia Public Service Commission approval of that transfer. The West Virginia Public Service Commission has not yet acted on the request. After reaching a settlement with the West Virginia Public Service Commission or receiving authorization from the West Virginia Legislature and the SEC releasing jurisdiction over the West Virginia generating assets, Monongahela Power intends to transfer the generating assets to us as soon as possible.

UTILITY WORKERS UNION OF AMERICA CONTRACT NEGOTIATIONS

        On April 30, 2001, our collective bargaining agreement with the Utility Workers Union of America Local 102, or UWUA, expired. The parties entered into a contract extension through May 31, 2001. We were unable to reach agreement with the UWUA on a new labor pact by this deadline. Under a federal mediator's suggestion, the parties continue to work under the terms and conditions of the prior labor agreement on a day-to-day basis. A seven-day strike notice remains in effect for the UWUA Local 102 should it decide to engage in any job action. The agreement covers approximately 290 of Allegheny Energy's employees that directly support our operations.

CLAIM BY THE UWUA TO USE THE PROCEEDS OF THE INITIAL PUBLIC OFFERING TO OFFSET RECOVERY FROM WEST PENN CUSTOMERS OF STRANDED GENERATING COSTS

        In September 2001, the UWUA filed a petition with the Pennsylvania Public Utility Commission. The UWUA has requested that the Pennsylvania Public Utility Commission determine that the initial public offering of common stock of our proposed new parent holding company and the subsequent distribution of shares of common stock of that holding company to Allegheny Energy stockholders be treated under the Pennsylvania deregulation settlement order as a "sale" of the generating assets previously transferred to us by West Penn. If the UWUA is successful in its claim and the initial public offering and distribution constitute a sale, we will be required to use the proceeds of the initial public offering to offset and reduce the $670 million in stranded generating costs that West Penn is entitled to recover from its Pennsylvania customers as a surcharge. The UWUA contends that the initial public offering should be used to value the generating assets transferred from West Penn and that this amount be returned to West Penn. Although we do not believe that the UWUA petition has merit, we cannot predict the outcome of the Pennsylvania Public Utility Commission determination or, if the UWUA is successful in its claim, its effect on the initial public offering and distribution.



NEW ACCOUNTING STANDARDS

        In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These standards significantly change the accounting for business combinations and goodwill in two significant ways. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. We do not expect SFAS No. 141 to have a material effect on us.


        SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of the standard, which for us will be January 1, 2002. Subsequently, we will test our goodwill annually for impairment. Intangible assets other than goodwill will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As of September 30, 2001, we had $374 million of goodwill. We estimate goodwill amortization in 2001 to be $20.1 million ($25.4 million on an annualized basis). We will be evaluating the effect of adopting SFAS No. 142 on our results of operations and financial position prior to our adoption of the standard on January 1, 2002.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Over time, the liability will be accreted to its present value each period, and the capitalized cost will be depreciated over the useful life of the asset. Upon settlement of the liability, an entity either will settle the obligation for its recorded amount or incur a gain or loss upon settlement. We will be evaluating the effect of adopting SFAS No. 143 on our results of operations and financial position prior to our adoption of the standard on January 1, 2003.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard, which we will adopt on January 1, 2002, establishes one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and carries forward the general impairment provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 is not expected to have a material effect on us.

REVIEW OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2001

     EARNINGS SUMMARY

        Because of the high levels of acquisition and transfer activity described above since our formation, it may be difficult for investors to evaluate the probable impact of these acquisitions and generating asset transfers on our financial performance or make meaningful comparisons between reporting periods until we have operating results for a number of reporting periods from these facilities and assets. It may, therefore, not be possible to draw meaningful comparisons and conclusions from the year-to-year, nine month-to-nine month and three month-to-three month comparisons discussed in "--REVIEW OF OPERATIONS FOR THE 2000 AND 1999 PERIODS", "--REVIEW OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2001" and "--FINANCIAL CONDITION, REQUIREMENTS AND RESOURCES", because of the significant impact on our financial statements of added generating capacity, especially the acquisition of the Midwest Assets in the second quarter of 2001, the acquisition of the Energy Trading Business in the first quarter of 2001, and the transfer of generating assets from Potomac Edison in the third quarter of 2000. For the twelve month period ended September 30, 2001, we increased our ownership of and contractual right to control generating capacity to 9,796 MW from 6,356 MW owned or under contractual control as of September 30, 2000. Similarly, for the twelve month period ended June 30, 2001, we had increased our ownership of and contractual right to control generating capacity to 9,796 MW from 4,159 MW owned or under contractual control as of June 30, 2000.

        Consolidated net income for the third quarter and first nine months of 2001 and 2000 were as follows:

                                                             Three Months Ended        Nine Months Ended
                                                                September 30             September 30
                                                             ------------------        ------------------
                                                             2001          2000        2001          2000
                                                             ----          ----        ----          ----
                                                                        (THOUSANDS OF DOLLARS)
Consolidated Income Before Income
  Taxes, Minority Interest, and
    Cumulative Effect of Accounting
      Change                                               $184,481       $23,042     $363,901     $  62,717
Federal and State Income Taxes                               65,872         7,150      129,044        18,721
Minority Interest                                               962         1,133        3,646         1,133
                                                           --------       -------     --------     ---------
Consolidated Income Before
  Cumulative Effect of Accounting
    Change                                                  117,647        14,759      231,211        42,863
Cumulative Effect of Accounting
  Change                                                                               (31,147)
                                                           --------       -------     --------     ---------
Consolidated Net Income                                    $117,647       $14,759     $200,064     $  42,863
                                                           ========       =======     ========     =========

        The increase in consolidated net income for the third quarter and first nine months of 2001 as compared to the same periods in 2000 reflects the growth in generating capacity through transfers from the regulated utility subsidiaries and other subsidiaries of Allegheny Energy, acquisition and construction of additional generating assets, and the results of the energy trading activities of Allegheny Energy Global Markets.

        On March 16, 2001, we acquired the Energy Trading Business. This acquisition helps us optimize our portfolio of generating assets by significantly enhancing our wholesale marketing, energy trading, fuel procurement and risk management activities. We consider this business to be an integral part of our energy supply business and key to our strategy of becoming a national energy merchant. Allegheny Energy Global Markets markets and trades electricity, natural gas, oil and other energy commodities using primarily over-the-counter contracts and exchange-traded contracts, such as those traded on the New York Mercantile Exchange, or NYMEX. The unrealized and realized gains from energy trading activities are discussed below under "--OPERATING REVENUES -- WHOLESALE." See Note 2 to our consolidated financial statements for the period ended September 30, 2001, for additional information regarding the acquisition of the Energy Trading Business.

        We have certain option contracts that meet the derivative criteria in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which did not qualify for hedge accounting. In accordance with

SFAS No. 133, we recorded a charge of $31.1 million against earnings net of the related tax effect ($52.3 million before tax) for these contracts as a change in accounting principle on January 1, 2001. See Note 10 to our consolidated financial statements for the period ended September 30, 2001, for additional details.



     OPERATING REVENUES

        Total operating revenues for the third quarter and first nine months of 2001 and 2000 were as follows:

                                                           Three Months Ended                Nine Months Ended
                                                              September 30                     September 30
                                                             --------------                  -----------------
                                                          2001             2000            2001             2000
                                                          ----             ----            ----             ----
                                                                         (THOUSANDS OF DOLLARS)
Operating revenues:
  Retail                                             $     26,406         $  42,843     $   113,238      $   155,828
  Wholesale                                             2,999,393           407,602       6,114,380          822,171
  Affiliated                                              286,407           238,785         845,362          497,601
                                                     ------------         ---------    ------------      -----------
    Total operating revenues                         $  3,312,206         $ 689,230     $ 7,072,980      $ 1,475,600
                                                     ============         =========     ===========      ===========

        RETAIL. We continue to be active in the retail markets as an alternative generation supplier in states where retail competition has been implemented. The number of retail customers declined from 170,000 as of December 31, 2000, to approximately 160,000 at September 30, 2001. The reduction in retail revenues for the third quarter and first nine months of 2001 was primarily due to our shift in focus away from retail customers towards the wholesale power markets and energy commodity trading.

        WHOLESALE. The increase in wholesale revenues for the third quarter and first nine months of 2001 was primarily due to the results of energy trading activities of Allegheny Energy Global Markets. We record contracts entered into in connection with energy trading at fair value on the consolidated balance sheet, with all changes in fair value recorded as gains and losses on the consolidated statement of operations. Net unrealized gains, before tax, of $387.1 million and $567.6 million were recorded to the consolidated statement of operations in wholesale revenues to reflect the change in fair value of the energy commodity contracts for the third quarter and first nine months of 2001, respectively. The realized revenues from energy trading activities, with the exception of some financial derivative instruments, including swaps and certain options, are recorded on a gross basis as individual discrete transactions as either revenues or expenses because the contracts require physical delivery of the underlying asset. The six month period ended September 30, 2001 included realized losses from energy trading activities of $122.9 million. See Note 6 to our consolidated financial statements for the period ended September 30, 2001, for additional details.

        The increase in wholesale revenues also reflects increased transactions in the unregulated marketplace to sell electricity to wholesale customers and is also due to having increased generation available for sale. Potomac Edison transferred 2,100 MW of its generating assets to us in August 2000. In June 2001, Monongahela Power transferred 352 MW of its Ohio and FERC jurisdictional generating assets to us. On May 3, 2001, we also completed the acquisition of three natural gas-fired power plants with a total generating capacity of 1,710 MW in Illinois, Indiana and Tennessee. As a result, we had more generation available for sale into the deregulated marketplace in the third quarter and first nine months of 2001 and had concluded more commitments to sell generation in that marketplace.


        AFFILIATED. Affiliated revenues are revenues that we obtained from Allegheny Energy's utility subsidiaries under power sales agreements and a generating asset lease. In Maryland, Ohio, Pennsylvania and Virginia, we are obligated under power sales agreements to supply the regulated utility subsidiaries of Allegheny Energy - West Penn, Monongahela Power and Potomac Edison - with power through various periods up to 2008. Under these agreements, we are obligated to provide these companies with the amount of electricity, up to their provider-of-last-resort retail load, that they may demand. We expect to provide power pursuant to similar obligations to Potomac Edison and Monongahela Power in West Virginia when this state implements customer choice.

        The transfer of Potomac Edison's generating assets to us on August 1, 2000, included Potomac Edison's generating assets located in West Virginia. A portion of these generating assets have been leased back to Potomac

Edison to serve its West Virginia jurisdictional retail customers. Affiliated revenue in 2001 includes $57.5 million for this rental income. The original lease term was for one year. The parties have mutually agreed to continue the lease beyond August 1, 2001.


     COST OF SALES

        FUEL EXPENSES. Fuel expenses increased $39.1 million for the third quarter and $122.4 million for the first nine months of 2001. Fuel expenses represent the cost of fuel consumed by our generating stations and the results of the energy commodity contracts used to manage the price risk associated with the purchase of natural gas for use in certain generating stations. During 2000 approximately 88%, and during the first nine months of 2001 approximately 90%, of our fuel requirements was purchased under long-term arrangements with terms of greater than 12 months. We depend on short-term arrangements and spot purchases for our remaining requirements. Until 2005, we expect to satisfy our total coal requirements with coal acquired under existing contracts or from current suppliers. For the six month period ended September 30, 2001 we recorded a realized gain of $15.6 million and an unrealized gain of $25.1 million on our fuel management activities. We are limited in our ability to pass on to customers the risk of fuel price increases and increased costs of environmental compliance under our power sales agreements with the regulated utility subsidiaries of Allegheny Energy.

        The increase in fuel expenses for the third quarter and first nine months of 2001 was primarily associated with the transfer of 2,100 MW of Potomac Edison's generating assets to us in August 2000. The increase in fuel expenses for the first nine months of 2001 also reflected the transfer to us in June 2001 of 352 MW of Monongahela Power's Ohio and FERC jurisdictional generating assets and the purchase on May 3, 2001 of the Midwest Assets.

        PURCHASED ENERGY AND TRANSMISSION. Purchased energy and transmission increased $2.3 billion for the third quarter and $4.9 billion for the first nine months of 2001. The increases were primarily related to the wholesale power marketing and energy commodity trading activities of Allegheny Energy Global Markets and power purchased to fulfill our power sales agreement obligations to West Penn, Potomac Edison and Monongahela Power.

     OTHER OPERATING EXPENSES

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $41.2 million for the third quarter and $76 million for the first nine months of 2001. The increase in selling, general, and administrative expenses was primarily due to salary and benefit expenses related to Allegheny Energy Global Markets, financing expenses related to the issuance of short-term debt, and rent expense for Allegheny Energy Global Markets' office in New York City and our corporate office in Monroeville, Pennsylvania. See Note 11 to our consolidated financial statements for the period ended September 30, 2001, for additional information regarding selling, general, and administrative expenses.

        OTHER OPERATION EXPENSES. Other operation expenses increased $4.1 million for the third quarter and $20.7 million for the first nine months of 2001. Other operation expenses primarily include power station operating costs and other operating costs. The increases in the other operation expenses for the third quarter and first nine months of 2001 were primarily due to the operation of 2,100 MW of generating assets transferred to us by Potomac Edison in August 2000, the operation of 1,710 MW of the Midwest Assets, and, to a lesser extent, the operation of 352 MW of Monongahela Power's Ohio and FERC jurisdictional generating assets transferred to us in June 2001.

        MAINTENANCE EXPENSES. Maintenance expenses increased by $10.8 million for the third quarter and $44.7 million for the first nine months of 2001. Maintenance expenses represent costs incurred to maintain the power stations and general plant and reflect routine maintenance of equipment as well as planned repairs and unplanned expenditures primarily from forced outages at the power stations. Variations in maintenance expense result primarily from unplanned events and planned projects, which vary in timing and magnitude depending upon the length of time equipment has been in service without an overhaul and the amount of work found necessary when the equipment is inspected.

        Our increase in maintenance expenses was primarily due to increased power station maintenance expenses related to the assets transferred to us by Allegheny Energy's regulated utility subsidiaries and scheduled maintenance at the Fort Martin, Armstrong, Harrison, Hatfield, Pleasants and combustion turbine power stations.

        DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses increased by $20.1 million for the third quarter and $41.4 million for the first nine months of 2001. The increase was primarily due to depreciation expense related to the Midwest Assets, amortization of goodwill related to the acquisition of the Energy Trading Business, and depreciation expense related to generating assets that were transferred to us by Allegheny Energy's regulated utility subsidiaries.

        TAXES OTHER THAN INCOME TAXES. Taxes, other than income taxes, increased by $0.4 million for the third quarter and $9.3 million for the first nine months of 2001. Taxes, other than income taxes, consist primarily of gross receipts, taxes on revenues from retail customers, property taxes, and West Virginia business and occupation taxes. The increase in taxes other than income taxes for the third quarter and first nine months of 2001 reflects the transfer of 2,100 MW of Potomac Edison's generating assets in August 2000 and, to a lesser extent, the transfer to us of 352 MW of Monongahela Power's Ohio and FERC jurisdictional generating assets in June 2001.

     OTHER INCOME AND EXPENSES

        Other income and expenses decreased by $0.4 million for the third quarter of 2001 and increased by $1.6 million for the first nine months of 2001. Other income and expenses primarily represented our share of equity in earnings of AGC through July 2000. The first nine months of 2001 included a gain on disposal of property of $3.5 million; and the first nine months of 2000 included a loss on disposal of property of $2.7 million.

     INTEREST CHARGES

        Interest on long-term debt and other interest for the third quarter and first nine months of 2001 and 2000 were as follows:

                                                            Three Months Ended          Nine Months Ended
                                                               September 30               September  30
                                                            -------------------       --------------------
                                                            2001          2000         2001          2000
                                                            ----          ----         ----          ----
                                                                        (THOUSANDS OF DOLLARS)
Interest on long-term debt                                 $16,115        $ 8,932     $42,073       $19,828
Other interest                                              18,886          2,762      36,520         4,441
Interest capitalized                                        (2,094)        (1,508)     (4,545)       (3,861)
                                                           -------       --------    --------      --------
  Total interest charges                                   $32,907        $10,186     $74,048       $20,408
                                                           =======        =======     =======       =======

        The increase in interest on long-term debt of $7.2 million in the third quarter and $22.2 million in the first nine months of 2001 resulted from increased average long-term debt outstanding.


        The increase in average long-term debt outstanding resulted from debt issued for the acquisition of the Energy Trading Business and debt assumed by us as a result of generating asset transfers from Allegheny Energy's regulated utility subsidiaries.

        In June 2001, we assumed approximately $15.9 million of long-term debt as a result of the transfer to us of 352 MW of Monongahela Power's Ohio and FERC jurisdictional generating assets. In March 2001, we issued $400 million of unsecured 7.80% notes due 2011 to pay for a portion of the cost of the Energy Trading Business.

        The interest on long-term debt also reflects interest on $230.8 million and $184.2 million of pollution control debt associated with the November 1999 transfer of West Penn's generating assets and the August 2000 transfer of 2,100 MW of Potomac Edison's generating assets. We also assumed debt in the form of a $130 million bank loan in connection with the purchase of 276 MW of unregulated generating capacity from an Allegheny Energy unregulated subsidiary which was refinanced with short-term debt in October 2000. For additional information regarding our short-term and long-term debt, see "--FINANCIAL CONDITION, REQUIREMENTS AND RESOURCES -- FINANCING."

        Other interest expense represents interest expense for loans from Allegheny Energy and borrowings from banks and commercial paper. Other interest expense increased by $16.1 million in the third quarter and $32.1 million for the first nine months of 2001. The increases resulted from increased average short-term debt. Capitalized interest costs are related to interest on capital expenditures and were recorded in accordance with SFAS No. 34, "Capitalization of Interest Cost."



     FEDERAL AND STATE INCOME TAXES

        Federal and state income taxes increased by $58.7 million for the third quarter and increased by $110.3 million for the first nine months of 2001 due to increased taxable income.

     MINORITY INTEREST

        Minority interest decreased by $0.2 million for the third quarter and increased by $2.5 million for the first nine months of 2001. As of September 30, 2001, the minority interest represents Monongahela Power's 22.97% minority interest in AGC. In August 2000, Potomac Edison transferred to us all of its generating assets, except certain hydroelectric facilities located in Virginia at net book value. The asset transfer included Potomac Edison's 28% ownership of AGC. As a result of the transfer, our ownership increased from 45% as of July 31, 2000, to 73% as of August 1, 2000. Effective August 1, 2000, our consolidated financial statements include the operations of AGC and the related minority interest. In connection with the transfer of 352 MW of Monongahela Power's generating assets, we received an additional 4.03% ownership of AGC, which increased our ownership percentage to its current level of 77.03%.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE

        We have certain option contracts that meet the derivative criteria in SFAS No. 133, which did not qualify for hedge accounting. In accordance with SFAS No. 133, we recorded a charge of $31.1 million against earnings, net of the related tax effect ($52.3 million before tax), for these contracts as a change in accounting principle on January 1, 2001. See Note 10 to our consolidated financial statements for the period ended September 30, 2001, for additional information.

     OTHER COMPREHENSIVE INCOME

        Other comprehensive income includes an unrealized loss, net of reclassification to earnings and tax, on cash flow hedges of $1.5 million for the first nine months of 2001. During the third quarter of 2001, we reclassified $3.1 million, net of tax, from other comprehensive income to earnings related to losses associated with cash flow hedges.



REVIEW OF OPERATIONS FOR THE 2000 AND 1999 PERIODS

     EARNINGS SUMMARY FOR THE 2000 AND 1999 PERIODS

        We refer to the period from our inception on November 18, 1999, to December 31, 1999, as the 1999 period.

        Consolidated net income for the year ended December 31, 2000, and for the 1999 period was as follows:

                                                                                                    FROM
                                                                                             NOVEMBER 18, 1999
                                                                   YEAR ENDED                INCEPTION DATE TO
                                                                DECEMBER 31, 2000            DECEMBER 31, 1999
                                                                -----------------            -----------------
                                                                             (THOUSANDS OF DOLLARS)
Consolidated Income Before Income Taxes and Minority
  Interest                                                           $114,077                      $12,036
Federal and State Income Taxes                                         36,081                        2,504
Minority Interest                                                       2,508
                                                                     --------                      -------
Consolidated Net Income                                              $ 75,488                      $ 9,532
                                                                     ========                      =======

        For the year ended December 31, 2000, earnings reflect the growth in our business, which in part, was due to the availability of the final one-third of West Penn's generating assets and the August 2000 transfer to us of 2,100 MW of Potomac Edison's generating assets. Consolidated net income for the 1999 period represented earnings on the two-thirds of West Penn generating assets that were available to us on November 18, 1999, generating assets purchased by us in December 1999 from another affiliate, and other marketing activities.

     OPERATING REVENUES

        Total operating revenues for the year ended December 31, 2000, and for the 1999 period were as follows:

                                                                                                    FROM
                                                                                             NOVEMBER 18, 1999
                                                                   YEAR ENDED                INCEPTION DATE TO
                                                                DECEMBER 31, 2000            DECEMBER 31, 1999
                                                                -----------------            -----------------
                                                                             (THOUSANDS OF DOLLARS)
Operating revenues:
  Retail                                                             $   197,189                  $  21,283
  Wholesale                                                            1,285,102                     73,259
  Affiliated                                                             777,281                     46,332
                                                                      ----------                   --------
    Total operating revenues                                          $2,259,572                   $140,874
                                                                      ==========                   ========

        RETAIL. We continued to enter into retail markets as an alternative generation supplier in states where retail competition had been implemented. In 2000, we had approximately 170,000 retail customers in Pennsylvania, New Jersey, Ohio, Maryland, and Delaware.

        WHOLESALE. As a result of the Electricity Generation Customer Choice and Competition Act in Pennsylvania, two-thirds of West Penn's generation was available in November 1999 and the final one-third was available in the first quarter of 2000 for sale into the deregulated marketplace, subject to our obligations under a power sales agreement for West Penn's provider-of-last-resort retail load obligations. In addition, on August 1, 2000, Potomac Edison transferred to us its 2,100 MW of generating assets. As a result, we had more generation available for sale in 2000 into the deregulated wholesale marketplace. We also engaged in increased buy-sell transactions to optimize the value of our generating assets in the unregulated marketplace and to take advantage of arbitrage opportunities between adjacent markets. Wholesale revenues in 2000 also include an $8.4 million net unrealized gain to reflect the fair value of our energy trading contracts.

        AFFILIATED. In Maryland and Pennsylvania, we entered into long-term power sales agreements to supply West Penn and Potomac Edison with power through various periods up to 2008. Under these agreements, we are obligated to provide these regulated utility subsidiaries with the amount of electricity, up to their provider-of-last-resort retail load, that they may demand.

        The transfer of Potomac Edison's generating assets to us in August 2000, included Potomac Edison's assets located in West Virginia. A portion of these assets has been leased back to Potomac Edison to serve its West Virginia retail customers. Affiliated revenue in 2000 includes $37.1 million for this rental income.

     COST OF SALES

        FUEL EXPENSES. Fuel expenses were $317.2 million for the year ended December 31, 2000 and $18.1 million for the 1999 period. Fuel expenses represent the cost of fuel consumed by our generating stations. During 2000, we purchased approximately 88% of our fuel requirements under long-term arrangements with terms of greater than 12 months. We depended on short-term arrangements and spot purchases for our remaining requirements. As of December 31, 2000, we owned generating assets with total capacity of 6,472 MW of which 86% was coal-fired, 10% was pumped-storage and hydroelectric, and 4% was oil and gas-fired.

        PURCHASED ENERGY AND TRANSMISSION. Purchased energy and transmission costs were $1.5 billion for the year ended December 31, 2000 and $84.4 million for the 1999 period. Purchased energy and transmission costs increased in 2000 primarily due to increased buy-sell transactions in the fourth quarter of 2000, power purchased to fulfill our power sales agreement obligations to West Penn and Potomac Edison and unplanned first quarter generating plant outages which caused us to make purchases of higher-priced power on the open energy market. The increases in purchased energy and transmission costs for 2000 were also due to increased purchasing of transmission of electricity for delivery of energy to customers.

     OTHER OPERATING EXPENSES

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $49.1 million for the year ended December 31, 2000 and $5.3 million for the 1999 period. The increase in selling, general and administrative expenses is primarily due to an increase in the number of Allegheny Energy employees supporting our operations. All Allegheny Energy employees were employed by Allegheny Energy Services Corporation, which performs services at cost for us in accordance with the Public Utility Holding Company Act of 1935. We are responsible for our proportionate share of services provided by Allegheny Energy Services Corporation. See Note J to the consolidated financial statements for the period ended December 31, 2000, for additional details.

        OTHER OPERATION EXPENSES. Other operation expenses were $32.2 million for the year ended December 31, 2000 and $2.3 million for the 1999 period. Other operation expenses primarily include power station operating costs and other operating costs. The increases in the other operation expenses for 2000 were primarily due to increased expenses related to the operation of generating assets transferred during the year 2000.

        MAINTENANCE EXPENSES. Maintenance expenses were $80.8 million for the year ended December 31, 2000 and $4.3 million for the 1999 period. Maintenance expenses represent costs incurred to maintain the power stations and general plant and reflect routine maintenance of equipment as well as planned repairs and unplanned expenditures primarily from forced outages at the power stations. Variations in maintenance expense result primarily from unplanned events and planned projects, which vary in timing and magnitude depending upon the length of time equipment has been in service without an overhaul and the amount of work found necessary when the equipment is inspected.

        DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses were $55.3 million for the year ended December 31, 2000 and $8.0 million for the 1999 period. Our depreciation and amortization expenses for 2000 reflect the transfer of West Penn's generating assets and the August 2000, transfer of 2,100 MW of Potomac Edison's generating assets. AGC's depreciation expenses of $7.1 million are also included in 2000 for the period August 1 through December 31, 2000 when AGC was a majority-owned consolidated subsidiary.

        TAXES OTHER THAN INCOME TAXES. Taxes, other than income taxes, were $58.5 million for the year ended December 31, 2000 and $5.5 million for the 1999 period. Total taxes, other than income taxes, consist primarily of gross receipts, taxes on revenues from retail customers, property taxes and West Virginia business and occupation taxes. The level of taxes, other than income taxes, for the year 2000 reflects the transfer of the remaining one-third of generating assets of West Penn and the August 1, 2000 transfer of Potomac Edison's generating assets.

     OTHER INCOME AND EXPENSES

        Other income and expenses was $3.5 million for the year ended December 31, 2000, and $1.2 million for the 1999 period. Other income and expenses primarily represents our shares of the equity in earnings of AGC through July 2000.

     INTEREST CHARGES


        Interest on long-term debt and other interest for the year ended December 31, 2000, and for the 1999 period were as follows:

                                                                                                        FROM
                                                                                                 NOVEMBER 18, 1999
                                                                     YEAR ENDED DECEMBER 31,     INCEPTION DATE TO
                                                                               2000              DECEMBER 31, 1999
                                                                     -----------------------     -----------------
                                                                                  (THOUSANDS OF DOLLARS)
Interest on long-term debt......................................            $29,221                    $2,135
Other interest..................................................              8,574                       170
Interest capitalized............................................             (4,337)                     (212)
                                                                           --------                  --------
Total interest charges..........................................            $33,458                    $2,093
                                                                            =======                    ======


        The interest on long-term debt for 2000 reflects interest on $230.8 million and $184.2 million of pollution control debt associated with the November 1999 transfer of West Penn and August 2000 transfer of Potomac Edison generating assets, respectively. We also assumed debt in the form of a $130 million bank loan in connection with the purchase of 276 MW of unregulated generating capacity from an Allegheny Energy unregulated subsidiary which was refinanced with short-term debt in October 2000. The weighted average interest rate on long-term debt at December 31, 2000 was 6.1%. For additional information regarding our short-term and long-term debt, see "--FINANCIAL CONDITION, REQUIREMENTS AND RESOURCES - FINANCING."

        Other interest expense represents interest expense for loans from Allegheny Energy and borrowings from banks and commercial paper. Capitalized interest costs are related to interest on capital expenditures and were recorded in accordance with SFAS No. 34, "Capitalization of Interest Cost."

     FEDERAL AND STATE INCOME TAXES

        Federal and state income taxes were $36.1 million for the year ended December 31, 2000, and $2.5 million for the 1999 period.

     MINORITY INTEREST

        Minority interest was $2.5 million for the year ended December 31, 2000, and nil for the 1999 period. The minority interest for the year ended December 31, 2000, represents Monongahela Power's 27% minority interest in AGC. In August 2000, Potomac Edison transferred all of its generating assets, except certain hydroelectric facilities located in Virginia, to us at net book value. The asset transfer included Potomac Edison's 28% ownership of AGC. As a result of the transfer, our ownership increased from 45% as of July 31, 2000, to 73% as of August 1, 2000. Effective August 1, 2000, our consolidated financial statements include the operations of AGC and the related minority interest.

FINANCIAL CONDITION, REQUIREMENTS AND RESOURCES


     LIQUIDITY AND CAPITAL REQUIREMENTS

        To meet cash needs for operating expenses, the payment of interest, retirement of debt, and for our acquisition and construction programs, we have used internally generated funds, member contributions from Allegheny Energy and external financings, such as debt instruments, installment loans and lease arrangements. The timing and amount of external financings depend primarily upon economic and financial market conditions, our cash needs and our capital structure objectives. The availability and cost of external financings depend upon our financial condition and market conditions.

        We anticipate meeting our 2002 cash needs through internal cash generation, cash on hand, short-term borrowings as necessary, external financings, lease arrangements, and by issuing other debt and equity.

        Our construction expenditures were $132.6 million for the first nine months of 2001 and $125.3 million for the first nine months of 2000. Our construction expenditures were $177.1 million for 2000 and $50.8 million for 1999. As described under "SIGNIFICANT CONTINUING ISSUES - ENVIRONMENTAL ISSUES" below, we could potentially face significant mandated increases in capital expenditures and operating costs related to environmental issues. Estimated construction expenditures include $111 million in 2001 and $109.7 million in 2002 for environmental control technology. Future construction expenditures will reflect additions of generating capacity to sell into deregulated markets. We also have additional capital requirements due to an increase in long-term debt. We estimate our capital expenditures other than construction expenditures to be $1.7 billion for 2001. This includes the $1.053 billion purchase price for the Midwest Assets and the purchase price for our acquisition of the Energy Trading Business.

        We estimate our current capital expenditures, excluding capital expenditures for environmental control technology, and debt maturities for the remaining three months of 2001 to be approximately $77 million and for 2002 to be approximately $339 million. These estimates for the remaining three months of 2001 and for 2002 do not include capital expenditures and debt maturities with respect to Monongahela Power's West Virginia jurisdictional generating assets. We expect that there will be additional capital expenditures, including expenditures for environmental control technology, and debt when these generating assets are transferred to us.

     CASH FLOW

        Internal generation of cash, consisting of cash flows from operations reduced by dividends, was a use of $125.9 million for the first nine months of 2001 compared to a source of $0.1 million for the first nine months of 2000.

        Cash flows used in operations in the first nine months of 2001 increased by $164.3 million compared to the cash flows used in operations in the first nine months of 2000, reflecting unrealized gains of $567.6 million on commodity contracts, net, offset significantly by a $221.9 million net increase in deferred taxes and a $50.8 million net increase in deposits less customer deposits due to collateral posted with counterparties and $105.3 million net increase in prepayments.

        Our cash flows used in operations includes the results of energy trading activities of our Energy Trading Business acquired from Merrill Lynch in March 2001. For the six month period ended September 30, 2001, the energy trading activities have resulted in approximately $122.9 million of cash outflows. The cash outflows are mainly related to our contracts and related hedges in the Western Systems Coordinating Council power market, including the fixed-price power sales agreement with the California Department of Water Resources and the contractual control of 1,000 MW of generating capacity in Southern California. We expect to continue to incur cash outflows related to the Western Systems Coordinating Council contracts and hedges through 2002. After 2002, we expect to realize cash inflows related to these long-term contracts for the remaining term of the contracts, which currently results in significant positive fair value for the Western Systems Coordinating Council portfolio of contracts.

        Cash flows used in investing increased by $1.6 billion for the first nine months of 2001 compared to the cash flows used in investing for the first nine months of 2000. In the first nine months of 2001, we paid $489.2 million for the acquisition of the Energy Trading Business and $1.053 billion for the acquisition of the Midwest Assets. Construction expenditures during the first nine months of 2001 were $132.6 million compared to $125.3 million during the first nine months of 2000.

        Cash flows provided by financing increased by $1.7 billion for the first nine months of 2001 compared to the cash flows provided by financing for the first nine months of 2000 period, due primarily to $396.6 million net proceeds from the issuance of long-term debt for the acquisition of the Energy Trading Business; $250.6 million increase in equity contributions from Allegheny Energy primarily for the purchase of the Midwest Assets; $315.7 million increase in notes payable to Allegheny Energy and affiliates primarily for the purchase of the Midwest Assets; and a $733.3 million increase in short-term debt for the purchase of the Energy Trading Business, Allegheny Energy Global Markets' activities, and other various uses.


        Internal generation of cash, consisting of cash flows from operations reduced by dividends to parent, was $127 million in 2000, compared to a use of $7 million in the 1999 period. The 1999 negative internal cash flow resulted primarily from the timing of payments and receipts for accounts receivable and payable since inception.

        Cash flows from operations for 2000 increased by $197.6 million compared to the 1999 period reflecting a $45.6 million increase in accounts receivable, net less accounts payable, a $20.9 million increase in affiliated accounts receivable/payable, net, and a $66.0 million increase in consolidated net income.

        Cash flows used in investing for 2000 increased by $126.6 million compared to the 1999 period reflecting a $126.4 million increase in construction expenditures.

        Cash flows used in financing for 2000 increased by $47.7 million compared to the 1999 period reflecting the retirement of long-term debt of $130.0 million and an increase in payment of dividends to Allegheny Energy of $63.6 million.

     FINANCING

        Short-term debt and notes payable to Allegheny Energy and affiliates increased by $1.1 billion during the first nine months of 2001. As of September 30, 2001, short-term debt and notes payable to Allegheny and affiliates consisted of commercial paper borrowings of $226.3 million, lines of credit of $137.2 million, the $550 million bridge loan used to purchase the Midwest Assets on May 3, 2001, and notes payable to Allegheny Energy and our affiliates of $452.6 million at rates comparable to short-term rates. We intend to refinance a significant portion of these obligations with long-term financing within the next 12 months.

        At September 30, 2001, $137.2 million of the $530 million line of credit with banks remained used and unavailable for future use. The remainder of the unused lines of credit of $392.8 million, were committed to support outstanding commercial paper.

        Short-term debt and notes payable to Allegheny Energy and affiliates increased by $198 million in 2000 and consisted of commercial paper borrowings of $166 million and notes payable to Allegheny Energy and our affiliates of $32 million at rates comparable to short-term rates. At December 31, 2000, unused lines of credit with banks were $180 million.

        Our total long-term debt was $976.2 million as of September 30, 2001, $563.4 million as of December 31, 2000, and $356.2 million as of December 31, 1999. Our senior unsecured long-term debt of $550 million has been rated "Baa1" by Moody's and "BBB+" by Standard & Poor's and Fitch. A Baa1 rating by Moody's falls within the fourth highest of nine major Moody's rating categories. A BBB+ rating by Standard & Poor's falls within the fourth highest of ten major Standard & Poor's rating categories. A BBB+ rating by Fitch falls within the fourth highest of eight major Fitch rating categories. These ratings are not a recommendation to buy, sell or hold this debt and may be suspended, reduced or withdrawn at any time by the rating agencies if our financial condition and results of operations change. Each rating should also be evaluated independently of any other rating. It is our objective to maintain an investment grade rating after the proposed initial public offering and distribution of shares of common stock to Allegheny Energy stockholders. Our senior unsecured debt consists of the $400 million of 7.80% notes due 2011 issued in connection with the acquisition of the Energy Trading Business and $150 million of AGC debt.


        In June 2001, Monongahela Power and Allegheny Energy transferred generating assets to us totaling 523 MW. As part of this transfer, our members' equity increased by $173.9 million and long-term debt increased by

$15.9 million. See Note 5 to our consolidated financial statements for the period ended September 30, 2001, for additional details.

         In May 2001, we financed the purchase of the Midwest Assets with cash received from Allegheny Energy through its sale of 14.26 million shares of common stock priced at $48.25 per share and a bridge loan for $550 million from a group of credit providers. Allegheny Energy contributed $175 million of the proceeds from its sale of common stock and loaned $325 million to us under an interest-bearing note, which we expect to retire with the proceeds from the initial public offering discussed above.

        In November 2001, we completed an operating lease transaction, known as the St. Joseph lease transaction, in connection with a 630 MW intermediate-load and peaking natural gas-fired facility located in St. Joseph County, Indiana. Commercial operation is expected to begin in 2003 for the peaking facility and in 2005 for the intermediate-load facility. The St. Joseph lease transaction was structured to finance the construction of both the peaking and intermediate facility with a maximum commitment amount of $460 million. We will lease the plant from a non-affiliated lessor special purpose entity when the construction has been completed. Lease payments, to be recorded as rent expense, are estimated at $2.8 million per month, commencing on final completion of the entire facility in 2005 and continuing through November 2007. After November 2007, we have the right to negotiate renewal terms or purchase the facility for the lessor's investment or sell the facility and pay the amount, if any, by which the lessor's investment exceeds the sale proceeds, up to a maximum recourse amount of approximately $392 million.

        Prior to closing the St.Joseph lease transaction, in April 2001, we consummated an operating equipment-lease transaction structured to finance the purchase of turbines and transformers with a maximum commitment amount of $150 million. The St.Joseph lease transaction included a transfer between lessors of some of the equipment previously financed in this equipment lease. As a result, the commitment in the equipment lease has been reduced to approximately $43 million. The remainder of the equipment financed in the equipment lease will be used for another project.

        Included in the St.Joseph lease transaction is a loan to us of $380 million from the non-affiliated lessor special purpose entity. We are required to repay part of the loan monthly during the lease construction period, based on project cost funding requirements. Loan repayments are estimated as $5.5 million in 2001, $157.6 million in 2002, $156.8 million in 2003, and $60.1 million in 2004. On the closing date of the lease transaction, we repaid approximately $4.0 million of the loan and used approximately $376.0 million of the net proceeds to refinance existing affiliated and non-affiliated short-term debt.

        On March 16, 2001, we acquired the Energy Trading Business for $489.2 million in cash plus the issuance of a 1.967% equity membership interest in us. The cash portion of the transaction closed on March 16, 2001, and was financed by issuing $400 million of 7.80% notes due 2011 and issuing short-term debt for the balance. By order dated May 30, 2001, the SEC authorized the issuance of an equity membership interest in us to Merrill Lynch. Effective June 29, 2001, the transaction was completed and Merrill Lynch now has a 1.967% equity ownership in us. The purchase agreement for the Energy Trading Business provides that if Monongahela Power's West Virginia jurisdictional assets have not been transferred to us by September 2002 or Allegheny Energy has not completed the initial public offering of our proposed new parent holding company's common stock by March 2003, Merrill Lynch has the right to require Allegheny Energy to repurchase all of Merrill Lynch's equity interest in us for $115 million plus interest calculated from March 16, 2001.

        Allegheny Energy also contributed an additional $96.8 million to us during various dates in the first nine months of 2001.

        Letters of credit are purchased guarantees that ensure our performance or payment to third parties, in accordance with certain terms and conditions, and amounted to $348.4 million of the $410.8 million available as of September 30, 2001.

        We had significant trade credit support commitments related to our wholesale marketing, energy trading, fuel procurement and risk management activities as of September 30, 2001. To the extent that we do not maintain an investment grade credit rating, we would be required to provide alternative and/or additional collateral to certain counterparties. Such collateral might be in the form of letters of credit or additional deposits.


     When we were formed in November 1999, we assumed $230.8 million of pollution control debt from West Penn in connection with the transfer of the West Penn generating assets to us. In December 1999, we assumed debt in the form of a $130 million bank term loan in connection with the purchase of 276 MW of unregulated generating capacity at Fort Martin Unit No. 1 from an Allegheny Energy unregulated subsidiary. The interest rate on the $130 million term loan in 1999 was priced at LIBOR plus a spread and was reset quarterly. This debt was refinanced in October 2000 with short-term debt. On August 1, 2000, we assumed $104.2 million of pollution control debt in connection with the transfer to us of Potomac Edison's generating assets.

        In June 2000, Potomac Edison issued $80 million floating rate private placement notes, due May 1, 2002, assumable by us upon our acquisition of Potomac Edison's Maryland jurisdictional generating assets. In August 2000, after the Potomac Edison generating assets were transferred to us, the notes were remarketed as our floating rate (three-month LIBOR plus .80%) notes with the same maturity date. We did not receive additional proceeds.

        In November 2000, we consummated an operating lease transaction relating to the construction of a 540 MW combined-cycle generating plant located in Springdale, Pennsylvania. This transaction was structured to finance the construction of the plant with a maximum commitment amount of $318.4 million. Upon completion of the plant, a special purpose entity will lease the plant to us. Lease payments, to be recorded as rent expense, are estimated at $1.9 million per month, commencing during the second half of 2003 through 2005. Subsequently, we have the right to negotiate up to two five-year renewal terms or purchase the plant for the lessor's investment or sell the plant and pay the difference between the proceeds and the lessor's investment up to a maximum recourse amount of approximately $275 million.

SIGNIFICANT CONTINUING ISSUES

     ELECTRIC ENERGY COMPETITION

        The electricity supply segment of the electric industry in the United States is becoming increasingly competitive. The national Energy Policy Act of 1992 deregulated the wholesale exchange of power within the electric industry by permitting the Federal Energy Regulatory Commission, or FERC, to compel electric utilities to allow third parties to sell electricity to wholesale customers over their transmission systems. We continue to be an advocate of federal legislation to remove artificial barriers to competition in electricity markets, avoid regional dislocations and ensure level playing fields.

        In addition to the wholesale electricity market becoming more competitive, the majority of states have taken active steps towards allowing retail customers the right to choose their electricity supplier.

        Our parent, Allegheny Energy, is at the forefront of state-implemented retail competition, having negotiated settlement agreements in all of the states Monongahela Power, Potomac Edison and West Penn serve. Pennsylvania, Maryland and Ohio have retail choice programs in place. West Virginia's Legislature has approved a deregulation plan for Monongahela Power pending additional legislation regarding tax revenues for state and local governments. Virginia and West Virginia are in the process of developing rules to implement customer choice.

        The regulatory environment applicable to our generation businesses will continue to undergo substantial changes, on both the federal and state level. These changes have significantly affected the nature of the power industry and the manner in which its participants conduct their business. Moreover, existing statutes and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have an effect on us in ways that we cannot predict. Some markets, such as in California, have recently experienced interruptions of supply and price volatility. These interruptions of supply and price volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these markets, including California, government agencies and other interested parties have made proposals to re-regulate areas of these markets that have previously been deregulated, and, in California, legislation has been passed placing a moratorium on the sale of generating plants by regulated utilities. Proposals to re-regulate the wholesale power market also have been made at the federal level. Proposals of this sort, and legislative or other attention to the electric power restructuring process in the states in which we currently, or may in the future, operate, may cause this process to be delayed, discontinued, or reversed, which could have a material adverse effect on our results of operations or our strategies.

     ENVIRONMENTAL ISSUES

        The Environmental Protection Agency's, or EPA, nitrogen oxides, or NOx, State Implementation Plan, or SIP, call regulation has been under litigation and, on March 3, 2000, the District of Columbia Circuit Court of Appeals issued a decision that upheld the regulation. However, state and industry litigants filed an appeal of that decision in April 2000. On June 23, 2000, the Court denied the request for the appeal. Although the Court did issue an order to delay the compliance date from May 1, 2003 until May 31, 2004, both the Maryland and Pennsylvania state rules to implement the EPA NOx SIP call regulation still require compliance by May 1, 2003. West Virginia has issued a proposed rule that would require compliance by May 31, 2004. However, the EPA Section 126 petition regulation also requires the same level of NOx reductions as the EPA NOx SIP call regulation with a May 1, 2003 compliance date. The EPA Section 126 petition rule is also under litigation in the District of Columbia Circuit Court of Appeals. A Court decision in May 2001 upheld the rule. In August 2001, the Court issued an order that suspends the Section 126 petition rule May 1, 2003 compliance date pending EPA review of growth factors used to calculate the state NOx budgets. Our compliance with such stringent regulations will require the installation of expensive post-combustion control technologies on most of our power stations. During the period 2002 through 2004, we expect to spend approximately $162.3 million in connection with the installation of emission control equipment at our facilities. This amount does not include expenditures relating to the remaining generating assets that we expect to have transferred to us from Monongahela Power.

        On August 2, 2000, Allegheny Energy received a letter from the EPA requiring it to provide certain information on the following 10 electric generating stations: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith, and Willow Island. Monongahela Power and we now own these electric power generating stations. The letter requested information under Section 114 of the federal Clean Air Act to determine compliance with federal Clean Air Act and state implementation plan requirements, including potential application of the federal New Source Review. In general, these standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility. Allegheny Energy submitted these records in January 2001. The eventual outcome of the EPA investigation is unknown.

        Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases. We believe our generating facilities have been operating in accordance with the Clean Air Act and the rules implementing the Act. The experience of other utilities, however, suggests that, in recent years, the EPA may well have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance, which would not trigger the requirements of the federal New Source Review, or a major modification of the facility, which would require compliance with the federal New Source Review. If the federal New Source Review were to be applied to these generating stations, in addition to the possible imposition of fines, compliance would entail significant expenditures.

        In December 2000, the EPA issued a decision to regulate coal- and oil-fired electric utility mercury emissions under Title III, Section 112 of the 1990 Clean Air Act Amendments. The EPA plans to issue a proposed regulation by December 2003 and a final regulation by December 2004. The timing and level of required mercury emission reductions are unknown at this time.


     RIGHT-TO-KNOW

        On June 27, 2001, Allegheny Energy submitted its 2000 Toxic Release Inventory with the EPA and appropriate state government agencies, reporting 32.8 million pounds of total releases for the calendar year 2000. The inventory is part of the Emergency Planning and Community Right-to-Know Act, which requires Allegheny Energy to report estimated annual releases of certain chemical substances entering into the environment through the process of burning fossil fuels to make electricity. The releases reported by Allegheny Energy are trace elements that occur naturally in coal, as well as stack gases formed during the combustion process. These trace elements have always been present in the electricity generation process. Allegheny Energy has made no change in the way it generates electricity. However, the EPA has changed its rules for reporting these materials and added new database reporting requirements. Because of these changing requirements and Allegheny Energy's customers' increasing demand for electricity, which also increases the amount of coal Allegheny Energy burns, the estimated releases of chemicals reported for Allegheny Energy's generating facilities increased during the 2000 calendar year.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." Effective January 1, 2001, we implemented the requirements of these accounting standards.

        These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in earnings or other comprehensive income and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is expected to increase the volatility in reported earnings and other comprehensive income.

        On January 1, 2001, we recorded an asset of $1.5 million on our balance sheet based on the fair value of the two cash flow hedge contracts. An offsetting amount was recorded in other comprehensive income as a change in accounting principle as provided by SFAS No. 133. We have two principal risk management objectives regarding these cash flow hedge contracts. First, we have a contractual obligation to service the instantaneous demands of our customers. When this instantaneous demand exceeds our electric generating capability, we must enter into contracts providing for the purchase of electricity to meet this shortage. Second, the price of electricity is subject to price volatility. This volatility is the result of many forces, including the weather, and tends to be the highest during the summer months. To ensure that energy market movements do not cause a significant degradation in earnings, we enter into fixed price electricity purchase contracts.

        The amounts accumulated in other comprehensive income related to these contracts were reclassified to earnings during July and August of 2001, when the hedged transactions were executed. A loss of $5 million, before tax ($3.1 million net of tax), was reclassified to purchased energy and transmission during the third quarter of 2001.

        We also have certain option contracts that meet the derivative criteria in SFAS No. 133, which did not qualify for hedge accounting. On January 1, 2001, we recorded an asset of $0.1 million and a liability of $52.4 million on our balance sheet based on the fair value of these contracts. The majority of this liability was related to one contract. The terms of this three-year contract entered into on January 1, 1999, provides the counterparty with the right to purchase, at a fixed price, 270 MW of electricity per hour until December 31, 2001. The fair value of this contract represented a liability of approximately $52.3 million on January 1, 2001. The liability associated with this contract will reduce to zero at December 31, 2001, with the expiration of the contract. The fair value of these contracts will fluctuate over time due to changes in the underlying commodity prices that are influenced by various factors, including the weather and availability of regional electric generation and transmission capacity. In accordance with SFAS No. 133, we recorded a charge of $31.1 million against earnings net of the related tax effect ($52.3 million before tax) for these contracts as a change in accounting principle on January 1, 2001. As of September 30, 2001, the net fair value of these contracts was $1.1 million. The total change in fair value of $51.2 million for these contracts during the first nine months of 2001 was recorded as an unrealized gain in "Operating Revenues - Wholesale" on the consolidated statement of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks associated with commodity prices and interest rates. The commodity price risk exposure results from market fluctuations in the price and transportation costs of electricity, natural gas, and other commodities. The interest rate risk exposure results from changes in interest rates as a result of interest rate swaps, commercial paper, and fixed-rate debt. We are mandated by Allegheny Energy's Board of Directors to engage in a program that systematically identifies, measures, evaluates, and actively manages and reports on market-driven risks.

        Of our commodity-driven risks, we are primarily exposed to risks associated with the wholesale marketing of electricity, including the generation, fuel procurement, power marketing, and trading of electricity. Our wholesale activities principally consist of marketing and trading over-the-counter forward and NYMEX future contracts for the purchase and sale of electricity and natural gas. The majority of these contracts represent commitments to purchase or sell electricity and natural gas at fixed prices in the future. Except for the NYMEX contracts, these contracts require physical delivery of electricity and natural gas.

        We also use option contracts to buy and sell electricity and natural gas at fixed prices in the future. These option contracts are generally entered into for risk management purposes. The risk management activities focus on management of volume risks (supply), operational risks (plant outages), and market risks (energy prices).

        We have entered into long-term contractual obligations for sales of electricity to other load-serving entities, municipalities, retail load aggregators, affiliates and other entities:

          o in March 2001, we acquired the Energy Trading Business including the contractual right to control 1,000 MW of generation in California. See "--TRANSFER AND ACQUISITION OF GENERATING ASSETS AND GENERATING CAPACITY SINCE FORMATION--ACQUISITION OF GLOBAL ENERGY MARKETS";

          o in March 2001, we signed a power sales agreement with the California Department of Water Resources, the electricity buyer for the state of California. The $4.5 billion contract is for a period through December 2011. Under the terms of the agreement, we have committed to sell up to 1,000 MW of electricity, primarily through our contractual control of 1,000 MW of generation capacity in California, which we acquired as part of the acquisition of the Energy Trading Business. See "--TRANSFER AND ACQUISITION OF GENERATING ASSETS AND GENERATING CAPACITY SINCE FORMATION--RECENT POWER SALES AGREEMENTS";

          o in May 2001, we signed a 15-year agreement with Las Vegas Cogeneration II, L.L.C. for 222 MW of generating capacity, beginning in the third quarter of 2002. See "--ANNOUNCED CONSTRUCTION AND DEVELOPMENT PLANS AND ASSET TRANSFERS - CONTRACTUAL CONTROL OF CAPACITY";

          o in August 2001 we were a successful bidder to supply Baltimore Gas & Electric Company with electricity from July 2003 through June 2006. See "--RECENT POWER SALES AGREEMENTS";

          o in November 2001, we announced that under the terms of a joint venture arrangement, we will acquire the contractual right to control 79 MW of a barge mounted, natural gas-fired combustion turbine generating facility. See "--ANNOUNCED CONSTRUCTION AND DEVELOPMENT PLANS AND ASSET TRANSFERS--CONTRACTUAL CONTROL OF CAPACITY"; and

          o we have entered into power sales agreements to supply power to West Penn, Potomac Edison with respect to its Maryland and Virginia customers and Monongahela Power with respect to its Ohio customers through various periods up to 2008. Under these agreements, we are obligated to provide these regulated utility affiliates with the amount of electricity, up to their provider-of-last-resort retail load, that they may demand. These power sales agreements currently require a significant portion of the normal operating capacity of our fleet of transferred generating assets, but we expect that this will decrease over time. Our power sales agreements with West Penn, Monongahela Power and Potomac Edison with respect to its Maryland and Virginia customers have a fixed price as well as a market-based pricing component. As the amount of generating capacity delivered under these agreements decreases, the amount of electricity sold under these contracts that is subject to market price escalates each year during the transition periods. We expect that when the transition periods end, West Penn, Monongahela Power and Potomac Edison will pay us market rates for the entire amount of electricity provided to them.


        Allegheny Energy has a Corporate Energy Risk Control Policy adopted by its Board of Directors and monitored by an Exposure Management Committee chaired by its Chief Executive Officer and composed of its senior management that covers our operations. An Allegheny Energy risk management group, independent of our operations, actively measures and monitors the risk exposures to ensure compliance with the policy and periodically reviews this policy.

        To manage our financial exposure to commodity price fluctuations in our energy trading, fuel procurement, power marketing, and risk management activities, we routinely enter into contracts, such as electricity purchase and sale commitments, to hedge our risk exposure. However, we do not hedge the entire exposure of our operations from commodity price volatility for a variety of reasons. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be affected either favorably or unfavorably by a shift in the future price curves.

        CREDIT RISK. Credit risk is defined as the risk that a counterparty to a transaction will be unable to fulfill its contractual obligations. The credit standing of counterparties is established through the evaluation of the prospective counterparty's financial condition, specified collateral requirements where deemed necessary, and the use of standardized agreements, which facilitate netting of cash flows, associated with a single counterparty. Financial conditions of existing counterparties are monitored on an ongoing basis. Our independent risk management group described above oversees credit risk. As of September 30, 2001, we have received $27.6 million of collateral from counterparties involved in our energy trading activities.

        We are engaged in various trading activities in which counterparties primarily include electric and gas utilities, independent power producers, oil and gas exploration and production companies, and energy marketers. In the event the counterparties do not fulfill their obligations, we may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. We have a concentration of customers in the electric and gas utility and oil and gas exploration and production industries. These concentrations in customers may impact our overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic or other conditions. Based on our policies and exposures, we do not currently anticipate a materially adverse effect on financial position or results of operations as a result of counterparty nonperformance.

        MARKET RISK. Market risk arises from the potential for changes in the value of energy related to price and volatility in the market. We reduce these risks by using our generating assets and contractual generation under our control to back positions on physical transactions. Market exposure and credit risk have established aggregate and counterparty limits that are monitored within the guidelines of the Corporate Energy Risk Control Policy. We evaluate commodity price risk, operational risk, and credit risk in establishing the fair value of commodity contracts.

        We use various methods to measure our exposure to market risk, including a value at risk model, or VaR. VaR is a statistical model that attempts to predict risk of loss based on historical market price and volatility data over a given period of time. Our VaR calculation includes all contracts, whether financially or physically settled, associated with our wholesale marketing and trading of electricity, natural gas, and other commodities. We calculate VaR including our generating capacity and the power sales agreements for the provider-of-last-resort retail load obligations of Allegheny Energy's regulated utility subsidiaries. The VaR calculation does not include positions beyond three years for which there is a limited observable, liquid market and commodity price exposure related to the procurement of fuel for our own generation. We believe that this represents the most complete calculation of our value at risk.

        We calculate VaR using a variance/covariance technique that models option positions using a linear approximation of their value based upon the option's delta equivalents. Due to inherent limitations to VaR, including the use of approximations to value options, subjectivity in the choice of liquidation period and reliance on historical data to calibrate the model, the VaR calculation may not accurately reflect our market risk exposure. As a result, the actual changes in our market risk sensitive instruments could differ from the calculated VaR, and such changes could have a material impact on our financial results.


        The VaR amount represents the potential loss in fair value from the market risk sensitive positions described above over a one-day holding period with a 95% confidence level. As of September 30, 2001, our VaR was $14.7 million including our generating capacity and our power sales agreements with Allegheny Energy's regulated utility subsidiaries. At December 31, 2000, our VaR was $38.7 million. This calculation included contracts and positions for the next 12 months and our generating assets, our power sales agreements with Allegheny Energy's regulated utility subsidiaries, retail and other similar obligations. The decrease in VaR for the first nine months of 2001 is primarily due to a reduction in our open power positions in the on-peak period in the forward-looking 12 months.

        We also calculated VaR using the full term of all trading positions but excluding our generating capacity and our power sales agreements for the provider-of-last-resort retail load obligations of Allegheny Energy's regulated utility subsidiaries. This calculation includes positions beyond three years for which there is a limited observable, liquid market. As a result, this calculation is based upon management's best estimates and modeling assumptions, which could materially differ from actual results. As of September 30, 2001, this calculation yielded a VaR of $16.5 million.

        We have entered into long-term arrangements with terms of 12 months or longer to purchase approximately 90% of our base fuel requirements for our owned generation in 2001. We depend on short-term arrangements and spot purchases for our remaining requirements. Until 2005, we expect to meet our total coal requirements for our generating assets under existing contracts or from current suppliers.

                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC

OUR COMPANY

        We are a rapidly growing merchant energy company with 14,687 megawatts, or MW, of generating capacity owned, controlled, under construction or in development, pending transfer from affiliates or planned as facility expansions. We currently own 8,796 MW in the Eastern and Midwestern regions of the United States and have the contractual right to control 1,000 MW in California. We are expanding our generation fleet by 2,731 MW through the announced construction and development of new facilities, acquisition of contractual rights to control generating capacity and planned expansions to existing facilities. It is our goal to complete the transfer of an additional 2,160 MW in the Eastern markets from our parent, Allegheny Energy, Inc. and its subsidiaries. We manage all of our generation assets as an integrated portfolio with our energy trading, fuel procurement, power marketing and risk management activities.

        We were formed in November 1999 to take advantage of the opportunity to transfer to us at net book value some of the generation assets of the regulated utility subsidiaries of our parent, Allegheny Energy, as a result of economic factors and federal and state legislative and regulatory changes related to the development of competitive markets. To date, 6,230 MW of generating assets have been transferred to us by the regulated utility subsidiaries of Allegheny Energy. These transferred assets had a net book value at the time of transfer to us of approximately $257 per kW and had low fuel costs and low variable operating and maintenance costs for the coal-fired facilities of approximately $17 per MWh. These cost characteristics position our transferred generating assets among the lowest cost generating assets in the United States. Approximately 2,160 MW of generating capacity from Allegheny Energy and its subsidiaries, including 2,111 MW from Monongahela Power, is still awaiting final legislative or regulatory authorization for transfer to us.

        These transferred generating assets consist primarily of low-cost, coal-fired, base-load facilities strategically located in the expanded wholesale and retail electricity market made possible by the creation of PJM-West. PJM-West is a new contractual arrangement that we expect will be operational in the first quarter of 2002 and which we expect will integrate, for the first time, our traditional regional markets in the East Central Area Reliability Region and the liquid regional trading markets of the Pennsylvania-New Jersey-Maryland market, commonly known as the PJM market. Altogether, we now have access to six of the most liquid trading hubs east of the Mississippi River.

        Through our acquisition, construction and development efforts, we are simultaneously growing our generation capacity and diversifying our portfolio of assets among base-load, intermediate or peaking capacity, mix of fuel and geographic location. Many of our recently announced acquisitions and construction and development plans involve natural gas-fired peaking or intermediate dispatch facilities located in the Midwest and Southwestern regions of the United States.

        We have taken significant steps to develop a national business with the acquisition of the Energy Trading Business from Merrill Lynch and our acquisition and construction and development activities in the Eastern, Midwestern and Southwestern regions of the United States which are markets that have capacity shortages and attractive competitive characteristics. We have construction and development projects under way in Arizona, Indiana, Pennsylvania and Virginia.

SIGNIFICANT RECENT DEVELOPMENTS

CORPORATE RESTRUCTURING

        In November 2001, we and our parent, Allegheny Energy, filed an application with the SEC seeking authorization under the Public Utility Holding Company Act of 1935 to restructure our corporate organization by creating a new Maryland holding company into which we will then merge. We will thereby be changed from a Delaware limited liability company into a Maryland corporation. We and our parent, Allegheny Energy, also sought authorization to merge Allegheny Energy Global Markets, one of our wholly-owned subsidiaries, into this new Maryland holding company, which will then continue to conduct the energy commodity marketing and trading activities of Allegheny Energy Global Markets. On December 31, 2001, we received SEC approval to effect this reorganization.

        INITIAL PUBLIC OFFERING AND DISTRIBUTION. On July 23, 2001, Allegheny Energy filed an application with the SEC seeking authorization under the Public Utility Holding Company Act of 1935 to:

          o effect an initial public offering of up to 18% of the common stock of the new Maryland holding company, which we intend to complete when favorable market and other conditions exist; and

          o distribute the remaining common stock of the new Maryland holding company owned by Allegheny Energy and not sold in the initial public offering to the stockholders of Allegheny Energy on a tax-free basis within 24 months following the completion of the initial public offering.

        MIDWEST ASSETS ACQUISITION. In May 2001, we acquired three natural gas-fired generating facilities totaling 1,710 MW of peaking capacity from Enron North America Corp. These generating facilities include the 656 MW Lincoln Energy Center plant in Illinois, the 508 MW Wheatland plant in Indiana and the 546 MW Gleason plant in Tennessee. The value of these assets is enhanced by their location, which allows us to charge fees for ancillary services to the transmission systems in these regions, in addition to providing energy in periods of peak demand.

        ENERGY TRADING BUSINESS. In March 2001, we acquired the energy commodity marketing and trading business of Merrill Lynch Capital Services, Inc., which we refer to as the Energy Trading Business and which now operates as Allegheny Energy Global Markets, LLC, one of our wholly-owned subsidiaries. This Energy Trading Business helps us optimize our portfolio of generating assets by significantly enhancing our wholesale marketing, energy trading, fuel procurement and risk management activities. The Energy Trading Business has also expanded our expertise in nation-wide trading, fuel procurement, market analysis and risk management. We are therefore better able to identify opportunities to expand our acquisition and development activities and to compete outside our traditional regions. In addition, the Energy Trading Business enables us to provide customized energy management solutions to wholesale, industrial and commercial customers.

        RECENT POWER SALES AGREEMENTS. In March 2001, we entered into a power sales agreement with the California Department of Water Resources. Under this agreement, we have committed to supply the State of California with electricity through December 2011. Deliveries of power have begun, with contract volumes varying from 150 MW to 500 MW through December 2004. For the last seven years of the agreement, the contract volume will be fixed at 1,000 MW. We plan to supply this power primarily through our contractual control of 1,000 MW of generating capacity in California, which we acquired as part of the acquisition of the Energy Trading Business.

        In August 2001, we were a successful bidder to supply Baltimore Gas & Electric Company with electricity from July 2003 through June 2006. We are committed to supply Baltimore Gas & Electric Company with an amount needed to fulfill 10% of its provider-of-last-resort obligations.

OUR STRATEGY

        Our strategy is to continue to transform our company from a regional merchant market operator of formerly regulated utility generation assets to a competitive national energy merchant with energy marketing and customized energy management solutions capabilities for our customers. In addition to our Eastern market, we believe the Midwestern and Southwestern markets provide us with significant growth opportunities. We plan to implement our growth plan with the following strategies:

          o CONTINUE TO TRANSFORM FROM A REGIONAL TO A NATIONAL PRESENCE IN THE UNITED STATES. We plan to pursue attractive opportunities for expanding our generation capacity through acquisitions, development and other contractual control arrangements in targeted regions of the United States. Contractual control arrangements generally allow us to maintain a lower capital commitment and permit a faster time-to-market than if we were to build facilities ourselves.

               Since January 2000, we have announced:

               -- the purchase of the Midwest Assets consisting of three natural gas-fired merchant generating facilities totaling 1,710 MW of peaking capacity in the Midwest from Enron;

               -- the installation of five 44 MW simple-cycle combustion turbines in various parts of Pennsylvania;

               -- the construction of a 540 MW combined-cycle facility in Springdale, Pennsylvania under existing contractual control arrangements with an expected commercial operation date of 2003;

               -- the construction and leasing arrangement of a 630 MW intermediate-load and peaking natural gas-fired facility in St. Joseph County, Indiana with expected commercial operation dates of 2003 for the peaking facility and 2005 for the intermediate-load facility;

               -- the construction of a 1,080 MW base-load natural gas-fired, combined cycle peaking facility in La Paz County, Arizona with an expected commercial operation date of 2005;

               -- the contractual right to control 222 MW of generation capacity from a natural gas-fired facility, currently under construction by a third party, in Las Vegas, Nevada beginning in the third quarter of 2002; and

               -- the construction of a joint development project through which we will obtain 44 MW of new simple-cycle combustion turbines located in Buchanan County in southwest Virginia.

          o EXPAND AND DIVERSIFY OUR BASE-LOAD, COAL-FIRED GENERATION FLEET TO INCLUDE A COMBINED COAL AND NATURAL GAS-FIRED PORTFOLIO OF ASSETS WITH DISPATCH AND GEOGRAPHIC DIVERSITY. Through our acquisition, construction and development program, we are adding new peaking and intermediate units to diversify our generating asset and fuel mix portfolios geographically and by dispatch type. Our natural gas strategy includes the ownership and control of power plants, natural gas reserves, natural gas transportation and storage capacity in targeted regions throughout the United States.

          o TRANSFER OF ADDITIONAL GENERATING ASSETS FROM ALLEGHENY ENERGY AFFILIATES. In June 2001, Monongahela Power, one of Allegheny Energy's regulated utility subsidiaries, transferred approximately 352 MW of generating assets to us at net book value. Monongahela Power's remaining generation assets, 2,111 MW, which serve customers in West Virginia, will not be transferred until tax changes related to the deregulation of the retail power market in West Virginia have been passed by the West Virginia Legislature or the West Virginia Public Service Commission otherwise takes regulatory action. Subject to reaching a settlement with the West Virginia Public Service Commission or receiving authorization from the West Virginia Legislature and the SEC releasing jurisdiction over the proposed transfer, Monongahela Power intends to transfer the remaining assets as soon as possible. After all of Monongahela Power's generating assets have been transferred to us, we will own all of the generating assets previously owned by the regulated utility subsidiaries of Allegheny Energy.

               We also anticipate that an additional 49 MW of generation capacity, including assets at the Hunlock Creek, Pennsylvania facility will be transferred to us once our ownership of this capacity has been approved by the SEC.

          o MANAGE OUR POWER GENERATION, ENERGY TRADING, FUEL PROCUREMENT, POWER MARKETING AND RISK MANAGEMENT ACTIVITIES. We have combined the energy trading, fuel procurement, power marketing and risk management expertise of the Energy Trading Business with our existing skills in these areas and with our historical experience as a low-cost operator of generation facilities to:

               -- maximize the value of and optimize the performance of our low-cost generating assets that were transferred to us and were previously operated as part of vertically integrated utilities and to shift these assets to "best-in-class" merchant market performance;

               -- trade natural gas, source fuel supplies, help control our fuel and dispatch risk and better control our costs of production. As a result, we expect to be able to increase our earnings and optimize our portfolio of power sales to our wholesale customers;

               --   enhance development and acquisition opportunities; and

               -- enhance our ability to develop and offer customized energy management solutions and comprehensive risk management services for our wholesale customers.

          o MAINTAINING A STRONG CREDIT POSITION. It is our objective to maintain an investment grade credit rating after the initial public offering and distribution of shares of common stock to Allegheny Energy stockholders.

OUR MARKET OPPORTUNITIES

        We believe that there will be significant opportunities for us to rapidly expand our generation portfolio over the next five to ten years. Capacity-constrained regions require new generation construction as older, less efficient plants are retired, giving us an opportunity to grow through new construction, generation asset divestitures and industry consolidation.

        The continuing deregulation of the electric utility industry in the United States will also create opportunities to provide services to end users of electricity and to provide energy or energy-related services to wholesale customers such as power resellers that require energy sources or risk mitigation services. We believe that our generation asset portfolio and our risk management skills will also position us to provide comprehensive energy solutions to the increasing number of electric distribution companies that have sold their generation assets and must obtain power in the competitive market place. Risk management skills like ours will be essential to help these companies hedge their customers' exposure to volatile electricity and energy prices.

        As owner of the generating assets that were transferred to us from Allegheny Energy's regulated utility subsidiaries before deregulation, we believe that we have significant insights into the markets and regions we have historically served. Local knowledge of load management, fuel availability and transportation, transmission, siting and permitting provide us with advantages compared to out-of-region generation companies. The regulated utility subsidiaries of Allegheny Energy have recently received preliminary approval from FERC to join the PJM market through a new contractual arrangement called PJM-West. We believe PJM-West will integrate, for the first time, our traditional regional markets in the East Central Area Reliability Region and the liquid regional trading markets of the PJM market by improving our access to these markets. We expect that PJM-West, and any future expanded markets created in the Northeastern regions of the United States, will enhance the value of our low-cost generation asset portfolio by expanding our market-reach with lower transmission costs.

        Our acquisition of the Energy Trading Business will allow us to better compete outside our traditional regions with incumbent generation companies and other merchant generation companies through our development and acquisition activities. In these markets, we will have the benefit of our recently acquired expertise in nation-wide trading, fuel procurement, market analysis and risk management.

COMPETITIVE ADVANTAGES

        We believe that we are well positioned to become one of the premier national energy merchants because of our large cost-efficient generation fleet, our extensive market knowledge and risk management expertise and a strong credit position. We have significant competitive advantages, including:

     o STRATEGIC LOCATION AND COST EFFICIENT TRANSFERRED GENERATING ASSETS. We currently own 8,796 MW of capacity of which 6,230 MW have been transferred to us by Allegheny Energy's regulated utility subsidiaries. The competitive advantages of these transferred generating assets are as follows:

          -- they were transferred to us at a net book value at the time of transfer of approximately $257 per kilowatt, or kW;



          -- they are primarily coal-fired, have a low fuel cost and low variable operating and maintenance cost totaling approximately $17 per MWh, and have attractive transportation costs due to their proximity to our primary fuel source in the Appalachian coal-mining region. Our use of coal-fired generation facilities and the relatively low cost of coal make us competitive in a market where the price of electricity is increasingly determined by the cost of natural gas. Increases in the cost of natural gas generally mean lower profit margins for gas-fired facilities and/or higher electricity prices. We are positioned to take advantage of this because, to date, changes in the cost of natural gas have not had a significant impact on coal prices or the production of power by coal-fired facilities;

          -- most of these assets are in the East Central Area Reliability Region, strategically located in the expanded wholesale and retail electricity market made possible by the creation of PJM-West. PJM-West is a new contractual arrangement that we expect will be operational in the first quarter of 2002 and which we expect will integrate, for the first time, our traditional regional markets in the East Central Area Reliability Region and the liquid regional trading markets of the PJM market. Altogether, we now have access to six of the most liquid trading hubs east of the Mississippi River; and

          -- most of the personnel that operated these generating assets for the regulated utility subsidiaries of Allegheny Energy continue to operate these assets for us. We believe we can build on this operating experience in a competitive marketplace by offering greater rewards and incentives to these employees. We also believe we can transfer our experience and expertise in operating generating facilities to new plants we acquire and develop.

     o PREMIER ENERGY TRADING, FUEL PROCUREMENT, POWER MARKETING AND RISK MANAGEMENT SKILLS. Our energy trading, fuel procurement, power marketing and risk management skills allow us to optimize our portfolio of generating assets by:

          -- taking advantage of and profiting from regional supply and demand patterns, capacity shortages, transmission constraints and weather throughout the United States;

          -- helping us identify attractive opportunities for expanding generating capacity through acquisitions, development or contractual arrangements; and

          -- giving us the ability to opportunistically trade and source fuel for our generating assets from various locations.

     o DEMONSTRATED ABILITY TO EXPAND INTO COMPETITIVE MARKETS. Since our formation in November 1999, we have demonstrated our ability to transform our company from a regional generation company to a competitive national energy merchant by:

          -- implementing approved deregulation settlements in the various states applicable to our business. These settlements allowed the transfer to us of generating assets in 1999, 2000 and 2001 from the regulated utility subsidiaries of Allegheny Energy. Most of these transferred generating assets are located in the expanded wholesale and retail electricity market made possible by the creation of PJM-West;

          -- acquiring the Energy Trading Business from Merrill Lynch in March 2001;

          -- acquiring three natural gas-fired generating facilities totaling 1,710 MW of capacity in the Midwest from Enron in May 2001;

          -- announcing the construction and development of 2,382 MW of capacity located in the Eastern, Midwestern and Southwestern markets of the United States; and

          -- signing long-term contractual control arrangements of approximately 1,300 MW of generation capacity in the Eastern and Southwestern markets of the United States.


     o STRONG CREDIT POSITION. We currently have senior unsecured debt credit ratings of Baa1 from Moody's and BBB+ from Standard & Poor's and Fitch. We believe our strong credit position and credit ratings:

          -- provide us with financial flexibility that will be important as we grow our business;

          -- give Allegheny Energy Global Markets a stronger credit position compared to less highly rated industry participants when it enters into transactions with counterparties; and

          -- reduce borrowing costs and credit amounts needed to cover risk exposures compared to less highly rated industry participants.

OUR MARKETS

     OUR GENERATION FACILITIES

        As of September 30, 2001, we owned or controlled electric power generation facilities with an aggregate net generating capacity of 9,796 MW. We also had 2,160 MW of generating capacity pending approval for transfer to us from Allegheny Energy affiliates. We have also planned expansions to existing facilities and announced definitive agreements and construction plans for 2,731 MW of generating capacity. The following table describes:

     o    our generating assets as of September 30, 2001;

     o generating assets currently owned by Monongahela Power, a regulated utility subsidiary of Allegheny Energy, to be transferred to us;

     o other generating assets to be transferred to us from nonregulated affiliates;

     o    planned expansions to existing facilities; and

     o    our new projects under construction or in development.

                                                                          MONONGAHELA POWER
                                                                           ASSETS AWAITING       ASSETS FROM
                                                                          TRANSFER, SUBJECT         OTHER
                                                                          TO LEGISLATIVE OR     AFFILIATES OF
                                                          ALLEGHENY       REGULATORY ACTION       ALLEGHENY
                                                        ENERGY SUPPLY      IN WEST VIRGINIA    ENERGY AWAITING
STATE        STATIONS                    FUEL TYPE           (MW)             (MW)(1)(3)       TRANSFER (MW)(3)       TOTAL (MW)
-----------  -------------------------  ------------   -----------------  -------------------  -----------------   -----------------
EASTERN ASSETS
==============
CORE ASSETS:
WV           Albright(2)                   Coal                  108                 184                                     292
PA           Armstrong                     Coal                  356                                                         356
WV           Ft. Martin                    Coal                  619                 212                                     831
WV           Harrison                      Coal                1,535                 415                                   1,950
PA           Hatfield's Ferry              Coal                1,310                 400                                   1,710
PA           Mitchell                      Coal                  288                                                         288
OH & IN      Ohio Valley Electric          Coal                  202                  78                                     280
             Corp.(2)
WV           Pleasants                     Coal                1,012                 273                                   1,285
WV           Rivesville(2)                 Coal                   21                 121                                     142
MD           Smith                         Coal                  116                                                         116
WV           Willow Island(2)              Coal                   36                 207                                     243
VA           Bath County(2)                Hydro                 739                 221                                     960
PA           Lake Lynn                     Hydro                  52                                                          52
WV           PE Hydro                      Hydro                   3                                                           3
PA           Mitchell                       Oil                  154                                                         154
                                                        ------------        ------------                            ------------
Subtotal                                                       6,551               2,111                                   8,662

OTHER ASSETS:
PA           Conemaugh(2)                  Coal                   83                                                          83
WV           Ft. Martin                    Coal                  276                                                         276
PA           AE 1&2 (Springdale)        Natural Gas               88                                                          88
PA           AE 8&9 (Gans)              Natural Gas               88                                                          88
                                                         ------------                                                ------------
Subtotal                                                         535                                                         535
                                                         ------------        ------------                            ------------
TOTAL EASTERN ASSETS                                           7,086               2,111                                   9,197

MIDWEST ASSETS
TN           Gleason                    Natural Gas              546                                                         546
IN           Wheatland                  Natural Gas              508                                                         508
IL           Lincoln Energy Center      Natural Gas              656                                                         656
                                                         ------------                                                ------------
Subtotal                                                       1,710                                                       1,710

OTHER GENERATING CAPACITY
=========================
CA           Contractual Control(2)     Natural Gas            1,000                                                       1,000
                                                         ------------                                                ------------
Subtotal                                                       1,000                                                       1,000

NON-REGULATED ASSETS AWAITING TRANSFER FROM OTHER AFFILIATES(3)
===============================================================
PA           Hunlock Coal(2)               Coal                                                            24                 24
PA           Hunlock CT(2)              Natural Gas                                                        22                 22
VA           PE Hydro                      Hydro                                                            3                  3
                                                                                                  ------------       ------------
Subtotal                                                                                                   49                 49
                                                         ------------                                                ------------
TOTAL GENERATING CAPACITY                                      9,796                                                      11,956

FUTURE CAPACITY DUE TO POWER STATION                              48                                                          48
PLANNED EXPANSIONS

ANNOUNCED CONSTRUCTION AND CONTRACTUAL CONTROL
==============================================
NY           Contractual Control        Natural Gas               79                                                          79
VA           Buchanan County(2)         Natural Gas               44                                                          44
NV           Contractual Control        Natural Gas              222                                                         222
PA           Chambersburg               Natural Gas               88                                                          88
AZ           La Paz                     Natural Gas            1,080                                                       1,080
PA           Springdale                 Natural Gas              540                                                         540
IN           St. Joseph                 Natural Gas              630                                                         630

                                                         ------------                                                ------------
TOTAL ANNOUNCED CONSTRUCTION AND CONTRACTUAL                   2,683                                                       2,683
CONTROL

TOTAL GENERATING CAPACITY                                     12,527               2,111                   49             14,687

(1) It is our goal to complete the transfer of these assets from Monongahela Power upon the implementation of legislation in West Virginia or regulatory action by the West Virginia Public Service Commission.

(2)  Stations in which Allegheny Energy is not the majority owner.

(3)  We have requested SEC approval for the transfer of these assets to us.

        Power generation facilities can generally be categorized into three classes based on the amount of time that the facility is expected to operate and its variable cost to produce electricity. A facility's variable cost to produce electricity determines the order in which it is used to meet fluctuations in electricity demand. Base-load facilities are those that typically have low variable costs and provide power at all times. Base-load facilities are used to satisfy the base level of demand for power, or "load," that is not dependent upon time of day or weather. Intermediate facilities have cost and usage characteristics in between those of base-load and peaking facilities for daily and seasonal loads. Peaking facilities have the highest variable cost to generate electricity and typically are used only during periods of highest demand for power, such as during extreme weather.

        The following graphs set forth our generated energy and generating capacity by type for the nine months ended September 30, 2001.

  Our Generation Capacity by Type For the           Our Generated Energy by Type
         First Nine Months of 2001               For the First Nine Months of 2001
               (9,796 MW)(1)                            (28,196,381 MWhs)(1)

            Base-load      59%                            Base-load      95%
            Peaking        29%                            Intermediate    3%
            Intermediate   12%                            Peaking         2%



(1) Generation capacity consisting of Eastern assets, Midwest Assets, capacity under contractual control and capacity from expansions to existing facilities.

        We may select base-load units for an area of relatively high load factors or stable energy use. Alternatively, we may select peaking units for an area of relatively low-load factors or high volatility in load demand. The availability goals of all units are driven by "in-market" availability, that is, availability during periods when power prices are above the variable cost of producing power at the facility. We also examine the existing and planned generating facilities available to serve that demand. We believe that new peaking, intermediate and base-load units strategically placed throughout various regions of the country will enhance the value of our supply business by diversifying our generating asset and our fuel mix portfolio geographically as well as by equipment type.

        Our Eastern assets, as shown in the table on page 54, are primarily the 6,230 MW of base-load, coal-fired generation capacity that was transferred to us by the regulated utility subsidiaries of Allegheny Energy. We are constructing, currently have or will have the contractual right to control base-load and intermediate natural gas-fired generating plants in Arizona, California, Indiana, Nevada, New York and Pennsylvania. Natural gas-fired generating plants in these regions have the advantage over other fuel types for new capacity additions because of their somewhat lower construction costs and the relative ease of siting new gas-fired plants. We are also constructing or have acquired natural gas-fired peaking units in Illinois, Indiana, Pennsylvania, Tennessee and Virginia to capture the profits available in volatile markets and to diversify our current fuel and geographic mix. In this regard, we believe we are in a favorable competitive position because peaking facilities have the lowest installation costs of the three generation classes.

        Our predominant use of coal-fired generation facilities and the low cost of coal provide us with a competitive advantage. Our coal-fired generation facilities are a competitive strength in a market where the price of electricity is increasingly determined by the cost of natural gas. Increases in the cost of natural gas generally mean lower profit margins for energy merchants that are dependent on natural gas-fired generation and/or higher electricity prices. In contrast, we are dependent on coal-fired generation. To date, changes in the cost of natural gas have not impacted on coal prices or the production of power by coal-fired facilities.

     REGIONAL MARKET STRUCTURES

        North America is divided for administrative and energy transmission purposes into ten geographic areas commonly referred to as "reliability councils." Constraints limit transfers between and within reliability councils. As a result, each reliability council, or portion of a reliability council, generally constitutes a separate market for power.

        Our existing generating capacity is located in the Eastern, Midwest and Southwest regions of the United States. We primarily sell our output in portions of the East Central Area Reliability Region, or "ECAR", the Mid-America Interconnected Network, the Mid-Atlantic Area Council, the Southeastern Electric Reliability Council, or "SERC" and the Western Systems Coordinating Council, or "WSCC." The following map shows the location and regions encompassed by the location of the ten reliability councils as well as the location of our current power stations, future power stations and future contractually controlled capacity.


                               [Graphic Omitted]

        As part of the deregulation of the electric power industry, in some areas, the role of managing the generation and transmission of energy is being assumed by new organizations known as independent system operators, or ISOs, and regional transmission organizations, or RTOs, that will supervise a market-based system for generation and, in some instances, transmission of electric power. FERC oversees the operations of these organizations and requires ISOs and RTOs to be independent of market participants. FERC has required each electric utility not currently in an ISO to file a plan on how it will participate in an RTO. In addition, FERC is encouraging transmission-owning public utilities to form large regional RTOs covering each of the Northeastern, Southwestern, Midwestern and Western regions of the United States.

        An RTO may significantly influence the economic conditions under which our generating assets have access to markets because an RTO's structure and operation determines transmission rates and service conditions over a large region. An RTO will have exclusive authority to design rates for the transmission system under its control, exclusive operational control over a broad transmission region, exclusive control over security and short-term reliability, responsibility for assuring that generation needed to support transmission services is available on a non-discriminatory basis, ultimate responsibility for transmission planning and expansion, and responsibility for assuring that an adequate method of monitoring the competitiveness of the regional electricity market is in place. Generally, we anticipate that RTOs will add liquidity and stimulate competition in regional markets. We expect that our participation in an RTO will enhance our ability to transmit power further at a lower cost.

EASTERN REGION

     FACILITIES

        EXISTING FACILITIES. Our Eastern assets, as shown in the table on page 54, are primarily the 6,230 MW of generating assets that were, for the most part, constructed and previously owned, operated and maintained by the regulated utility subsidiaries of Allegheny Energy prior to their transfer to us. These transferred assets are primarily base-load, coal-fired generating facilities that were transferred to us at a net book value of approximately $257 per KW of capacity.

        Our Eastern assets and the generating assets currently owned by Monongahela Power have low operating costs due to the economies of scale of our larger stations and the location of almost all of the units close to our primary fuel source in the Appalachian coal-mining region. As of September 30, 2001, 76% of our owned generating capacity was either coal-fired or pumped-storage hydro capacity that usually uses coal generation for its pumping needs. Of our total coal-fired capacity of 5,962 MW, 1,535 MW of capacity from the Harrison power station had its coal supply delivered by conveyor system due to its location at the mouth of a mine. Another 3,541 MW of our capacity benefits from barge delivery of coal on major navigable rivers. The remaining coal is delivered by rail or truck. For the first nine months of 2001, the average cost of consumed coal was $24.43 per ton. For further information on fuel costs and operation and maintenance costs of our coal-fired generating assets that we acquired from the utility subsidiaries of Allegheny Energy, see "--FUEL SUPPLY" and "--PLANT OPERATIONS".

        Our Eastern assets have strong transmission ties to load centers and competitive markets in the Eastern and Midwestern United States. 5,365 MW of our assets are connected directly to the 500 kV extra-high voltage transmission system. This high voltage system enables us to transmit this power economically with lower losses over longer distances. Almost all of the rest of our Eastern assets are connected to the 138 kV transmission system. To the east, the 500 kV system to which our Eastern assets are connected is interconnected with the PJM Interconnection, L.L.C. and Virginia Power. To the west, the 500 kV system is interconnected with American Electric Power. The 138 kV system also interconnects with Duquesne Light Company in the Pittsburgh, Pennsylvania area. While other transmission flows and temporary equipment outages sometimes limit available transmission capacity, the strong 500 kV system in our region together with high voltage interconnections among neighboring transmission systems enable us to transport our generated power economically to customers to the Midwest and the East coast.

        The region to the east of our Eastern assets has a significant amount of natural gas- and oil-fired generating capacity owned by other parties. This region is, therefore, an attractive market for our lower-cost coal generation. PJM Interconnection, L.L.C. to our east has both a capacity market and a power exchange to facilitate spot market efficiency. Both of these markets supplement the bilateral energy sales available in the PJM market and other areas of the Eastern and Midwestern United States. The PJM power exchange is the oldest and most liquid power market in the east. Allegheny Energy has agreed to join PJM through a new contractual arrangement called PJM-West which encompasses geographically most of our Eastern assets which we expect will become operational in the first quarter of 2002. We believe PJM-West will integrate, for the first time, our traditional regional markets in the East Central Area Reliability Region and the liquid regional trading markets of the PJM market by improving our access to these markets. We expect that PJM-West, and any future expanded markets created in the Northeastern regions of the United States, will enhance the value of our low-cost generation asset portfolio by expanding our market reach with lower transmission costs.


        To the west of our Eastern assets, the most liquid power market is the Cinergy hub. The Cinergy hub does not have a power exchange, but is instead a frequently used pricing reference point in financial contracts as well as delivery point for sales agreements requiring physical delivery of electricity. Our ability to transmit to this trading hub gives us broad access to counterparties and enhances our ability to effectively hedge trading activities and manage risks.

        Our subsidiary, AGC, has a 40% ownership interest in a pump-storage hydro facility, known as Bath County, located in the extreme western portion of Virginia Power's franchised service area. The Bath County facility stores energy for use principally during peak-load hours by pumping water from a lower reservoir to an upper reservoir, using the most economic available electricity, generally during off-peak hours. Through our 77% ownership of AGC, the Bath County facility provides us with 739 MW of peak-period low-cost generation that is in close proximity to the potentially lucrative, high-growth Southern U.S. market.

        Potomac Edison and West Penn have assigned to us their rights and obligations associated with their 9% participation interest in an inter-company power agreement with the Ohio Valley Electric Corporation, an entity formed to supply U.S. government-owned uranium enrichment facilities with power. These generating facilities are the Kyger Creek plant located in Portsmouth, Ohio and the Clifty Creek plant located in Madison, Indiana. The contract with the U.S. government and its successor private corporation for such power supply is in the process of being legally terminated by the successor corporation. Allegheny Energy has title to 12.5% of the stock of Ohio Valley Electric Corporation which it plans to transfer to us upon SEC and FERC approval. After the termination of that contract and the transfer of Allegheny Energy's interest in the Ohio Valley Electric Corporation, and barring any other disposition arrangement agreed to by Ohio Valley Electric Corporation's sponsors, we expect to have access to approximately 280 MW of relatively low-cost production capability located in the Alliance RTO.

        ACQUISITIONS. Subject to SEC approval, which we expect to receive by the end of 2001, we will own an additional 46 MW of capacity within the PJM market once the capacity from the Hunlock Creek facility in Pennsylvania is transferred to us. This additional capacity may be characterized as a combination of intermediate and peaking generation. All units other than the peaking generation unit are coal-fired generation facilities. The peaking generation unit is a natural gas-fired facility.

        We are entitled to 50% of both the intermediate and peaking generation capacity from this facility pursuant to the terms of a joint-venture with UGI, Corp. Our 50% entitlement in the joint venture provides us with 46 MW of additional generating capacity in the PJM market. Production costs for intermediate capacity at the Hunlock facility, of which our portion is 24 MW, are higher than the base-load facilities because the Hunlock Creek facility is an older generation coal-fired plant that pre-dates the supercritical steam temperatures and pressures widely introduced in the industry in the early 1960s. In contrast, the peaking unit, of which our portion is 22 MW, at the Hunlock Creek facility is a new natural gas-fired combustion turbine installation. These units are available for dispatch within the PJM market and experience a loading profile commensurate with their operating costs. The power from these facilities is also available for export from the PJM market to other markets upon appropriate notice to PJM. They are true merchant facilities in that there are no power off-take purchases assigned or committed to our share of them.

        Coal supplies are delivered to the Hunlock Creek facility predominantly by truck from reasonably proximate sources. The natural gas for the 44 MW combustion turbine is purchased by UGI, Corp. for the unit as a service provided to the joint venture.

        DEVELOPMENTS. We are constructing a 540 MW combined-cycle generating plant in Springdale, Pennsylvania. This facility will include two gas-fired combustion turbines and one steam turbine. We expect to complete this construction in 2003. We are initially leasing this facility.

        We have also announced plans:

     o to construct two simple-cycle gas combustion turbines near Chambersburg, Pennsylvania. The two units will have a combined capacity of 88 MW and will be capable of operating on natural gas. We expect to complete construction of these units by the end of 2001;

     o for a joint development project through which we will obtain 44 MW of new simple-cycle combustion turbine capacity located in Buchanan County, Virginia; and

     o to participate in a joint venture with SEF Development Ltd. to own and develop a 79 MW barge mounted, natural gas fired combustion turbine generating facility to be located in the Brooklyn Navy Yard, New York. We, and SEF Development, will each have a 50% ownership interest in the joint venture. Under the terms of the joint venture, we will also enter into an agreement with the joint venture entity to contractually control the entire 79 MW of generating capacity of this facility, beginning in 2002, when it becomes operational.

        PROVIDER-OF-LAST-RESORT OBLIGATIONS. Under the terms of the deregulation plans approved in Pennsylvania for West Penn, in Maryland for Potomac Edison, and in Ohio for Monongahela Power, West Penn, Potomac Edison and Monongahela Power are obligated to provide electricity during a transition period to all customers who do not choose an alternate supplier of electricity and to customers that switch back from alternate suppliers. For West Penn, the Pennsylvania transition period continues through December 31, 2008 for all customers with escalating capped rates. For residential customers of Potomac Edison in Maryland, the transition period continues through December 31, 2008. For commercial and industrial customers of Potomac Edison in Maryland, the transition period continues through December 31, 2004. For Monongahela Power, the transition period for Ohio residential and small commercial customers continues through December 31, 2005, and for all other Ohio customers through December 31, 2003.

        Pursuant to long-term power sales agreements, we provide West Penn, Potomac Edison and Monongahela Power with the amount of electricity, up to their provider-of-last-resort retail load, that they may demand during the Pennsylvania, Maryland and Ohio transition periods. We expect to provide power pursuant to similar obligations to Potomac Edison and Monongahela Power in West Virginia as this state implements customer choice. We recently renegotiated a power sales agreement with Potomac Edison with respect to its Virginia customers under which we have agreed to provide it with the amount of electricity up to its provider-of-last-resort retail load that it may demand. The transition period for customer choice in Virginia is scheduled to begin on January 1, 2002 and run through to July 2007. A significant portion of the normal operating capacity of our fleet of transferred generating assets is currently required to fulfill our obligations under these power sales agreements, but we expect that this will decrease over time. As a result, these power sales agreements provide us with a steady revenue stream during the transition periods discussed above. These agreements do not, however, provide us with any guaranteed level of customer sales and also mean that we are limited in our ability to pass on to the regulated utility subsidiaries of Allegheny Energy the risk of fuel price increases and increased costs of environmental compliance.

        Our power sales agreements with West Penn, Monongahela Power with respect to its Ohio customers and Potomac Edison with respect to its Maryland and Virginia customers, to provide them with an amount of electricity up to their provider-of-last-resort retail load, have a fixed price as well as a market-based pricing component. As the amount of generating capacity we must deliver under these agreements decreases during the transition periods described above, the amount of electricity that is subject to market prices escalates each year. We expect that when the transition periods end, West Penn, Potomac Edison and Monongahela Power with respect to its Ohio customers will pay us market rates for the entire amount of electricity provided to them.

        These power sales agreements with West Penn, Monongahela Power and Potomac Edison cannot be terminated by us unless there is a completed hostile takeover of Allegheny Energy.

        Until customer choice is implemented in West Virginia and a power sales agreement is entered into, the assets transferred to us by Potomac Edison will continue to serve the retail load for West Virginia customers of Potomac Edison.

        The table below shows how the total projected provider-of-last-resort energy requirements of West Penn, Potomac Edison with respect to its Maryland and Virginia customers and Monongahela Power with respect to its Ohio customers declines over time, and how our contract price to those companies increases over time. The table does not show the projected provider-of-last-resort energy requirements of Monongahela Power's or Potomac Edison's West Virginia customers. There are two main reasons for the increase in price. First, the provider-of-last-resort obligation to serve industrial customers, who have the lowest provider-of-last-resort prices, ends before that of the other customers. For example, the provider-of-last-resort service for Maryland industrial customers of Potomac Edison ends after 2004. The Maryland residential provider-of-last-resort service for Potomac Edison ends after 2008. Second, the Pennsylvania settlement agreement for West Penn includes scheduled escalation in the provider-of-last-resort prices.

                                   PROJECTED PROVIDER-    PROJECTED PROVIDER-
                 PROJECTED         OF-LAST-RESORT MWH      OF-LAST-RESORT
               PROVIDER-OF=LAST    SUBJECT TO FIXED         AVERAGE FIXED
               RESORT MWH (IN      CONTRACT PRICE             CONTRACT
     YEAR        MILLIONS)(1)       (IN MILLIONS)(1)(2)     PRICE PER MWH
     ----      ---------------     ----------------       ---------------
     2001            31.9                 30.8                  $29.4
     2002            32.4                 27.1                   29.5
     2003            33.2                 22.0                   31.2
     2004            29.3                 16.9                   32.4
     2005            23.2                 13.2                   31.7
     2006            23.0                 12.6                   33.7
     2007            23.3                 12.0                   33.7
     2008(3)         23.6                 11.6                   35.8

     --------------------

     (1) This column shows the total amount of electricity in MWhs that we expect to generate. The amount of electricity delivered to customers will be less than this amount due to transmission losses that occur in the delivery process.

     (2) This column represents the portion of the projected provider-of-last-resort retail load in the second column that is subject to a fixed contract price. The amount of projected provider-of-last-resort retail load that is subject to market prices is the difference between the projected provider-of-last-resort retail load in the second and third columns.

     (3) Final year that provider-of-last-resort obligations apply to state with the last ending transition period.

        RETAIL. Although our wholesale market activities and our power sales agreements with West Penn, Potomac Edison and Monongahela Power discussed above comprise the greatest volume of our electricity output and revenues, we also participate in state retail markets in Pennsylvania, Maryland, New Jersey and Delaware. Additionally, we are currently licensed to supply capacity in Ohio, Virginia, New York and the District of Columbia, and we may participate in these and other retail markets as customer choice programs evolve.

        SIGNIFICANT POWER SALES. In August 2001, we were a successful bidder to supply Baltimore Gas & Electric Company with electricity from July 2003 through June 2006. We are committed to supply Baltimore Gas & Electric Company with an amount needed to fulfill 10% of its provider-of-last-resort obligations.

        MARKET FRAMEWORK. The PJM market is currently the predominant marketplace in the eastern United States. The PJM market has evolved from being the oldest and largest of tightly-dispatched generation and load-control entities consisting of non-affiliated utility members to its current role as a deregulated power market facilitator and independent transmission control agent. Through various operating bodies, PJM Interconnection, L.L.C. manages a transmission grid and power market that satisfies on a real-time basis the service needs of more than 50,000 MW of peak load and associated generation.

        In response to FERC Order 2000, the regulated utility subsidiaries of Allegheny Energy negotiated with PJM to form "PJM-West" which encompasses geographically most of our Eastern assets and the remaining assets we expect to receive from Monongahela Power. Other power companies have expressed an interest in participating in PJM-West. FERC gave preliminary approval to the PJM-West proposal on July 12, 2001 on the condition that Allegheny Energy submit an additional filing to revise its transmission rates and agrees to participate in a FERC-sponsored mediation to encourage the formation of an RTO covering all of the markets in the Northeastern region of the United States. We expect that PJM-West will become operational in the first quarter of 2002, shortly after we receive final FERC approval. The operation and dispatch of the assets in PJM-West will benefit from real-time liquid market participation while they are committed to the PJM pool. PJM-West units will be available for service to other markets upon advance notice of their withdrawal, individually or in groupings, from PJM-West duty. These units will not technically be committed to any specific load duty other than the supply of certain ancillary services to PJM-West. Formation of a single Northeastern RTO, if it occurs, will likely result in a larger, more liquid, and more competitive power market.

        Our contractual control of 79 MW of the barge mounted, natural gas-fired combustion turbine generating facility, when construction has been completed and it becomes operational, will, for the first time, give us a presence in New York City. This facility will be interconnected to the Consolidated Edison system within the New York ISO.

        We also participate indirectly in the RTO known as Alliance through our ownership interest in the Ohio Valley Electric Corporation, which is located within the First Energy corridor. Alliance currently represents the nearest RTO to the immediate west of our generation facilities and encircles our generation facilities to the immediate south. We expect that Alliance will eventually be incorporated into a larger Midwestern RTO that will provide access to a wide market west of Allegheny Energy. Large amounts of transmission interface capability exists between the Allegheny Energy transmission facilities and those of the Alliance companies. This interface capability facilitates our east-to-west and west-to-east export and import activities.

MIDWEST REGION

        FACILITIES. In May 2001, we purchased three natural gas-fired peaking generating facilities in the Midwestern United States from Enron, which we refer to as the "Midwest Assets," for $1.053 billion. The Midwest Assets are:

     o the 546 MW Gleason simple-cycle plant, located in Gleason, Tennessee, approximately one-hundred miles east of Memphis, interconnected with the Tennessee Valley Authority;

     o the 508 MW Wheatland simple-cycle combustion turbine complex located near Vincennes, Indiana, interconnected dually, but not simultaneously by any one generator, with PSI Energy/Cinergy and Indianapolis Power & Light; and

     o the 656 MW Lincoln Energy Center simple-cycle combustion turbine plant located near Chicago, Illinois in the Commonwealth Edison-franchised service territory.

        All of the Midwest Assets are served by sufficient transmission capability to afford reasonable access to scheduled transmission service from the generation site. We believe the value of the Midwest Assets is enhanced by their location because they are able to provide ancillary service support to the transmission systems in their areas. In the past, the Lincoln Energy Center has been called upon for system support with greater frequency than the other Midwest Assets. In addition, the natural gas-fired combustion turbine stations are located on major interstate pipelines and benefit from delivery via interconnections at pressures that do not require enhancement from on-site compressors. While all of the units are capable of being retro-fitted as combined cycle units, the ability to retrofit these units may be constrained by market economics and environmental regulations.

        Our acquisition of the Midwest Assets will provide us with new natural gas-fired generating capacity in the East Central Area Reliability Region, Mid-America Interconnected Network and the Southeastern Electric Reliability Council. We believe the Midwest Assets will assist us in transitioning from a regional generating company to a national energy supplier. See map on page 56 for more information.

        In January 2001, we announced plans to construct a 630 MW natural gas-fired merchant generating facility in St. Joseph County, Indiana, approximately 10 miles west of South Bend. We plan to begin construction of the combustion-turbine facility in 2002 and expect to complete construction in two stages. Initially, two 44 MW single-cycle combustion turbines will be installed, followed by the addition of about 542 MW of combined-cycle capacity in 2005. Upon completion in 2005, the facility will enhance our ability to sell generation in Midwest markets. To finance the construction and the purchase of turbines and transformers for this facility we entered into leasing arrangements in November 2001.

        MARKET FRAMEWORK. During the past few years, a number of companies that own transmission systems in the Midwest have formed the Midwest Independent System Operator, or Midwest ISO. FERC recently accepted a settlement agreement that would combine the Midwest ISO and Alliance ISO, but has required these entities, and other participants to participate in a FERC-sponsored formation of a large Midwestern RTO. Our Midwest Assets in Illinois and Indiana are located within service territories of companies that are either active members of the Midwest ISO or have not yet achieved separation from that ISO. The state of flux surrounding the Midwest ISO makes it difficult to assess the impact of its eventual composition on our operations. We believe that we will be able to continue to successfully access markets in the Midwest region through the Midwest ISO, or a larger Midwestern RTO.

        The Gleason, Tennessee peaking facility that we acquired as part of our Midwest Assets resides within the TVA's service territory. Although the TVA is sufficiently large to be a market in its own right, it belongs to the Southeastern Electric Reliability Council and relies on that council for adjudication of policies governing independent generator operation within its area. Currently, no independent active real-time market clearing agent oversees power transactions within that territory. FERC, however, is seeking the formation of a large Southeastern RTO. The TVA service territory is a high-growth area conducive to power sales from facilities in close proximity. The TVA service territory also has strong transmission ties to the Entergy power market trading hub. RTO development is scheduled for the Entergy area, and we believe that the market access provided by an RTO will be greater than that afforded at present.

SOUTHWEST REGION

        FACILITIES. Our acquisition of the Energy Trading Business provides us with long-term contractual control over 1,000 MW of natural gas-fired generating capacity in Southern California. This contract gives us the contractual right to 1,000 MW of the generating capacity of 14 units at three generating stations through 2018.

        In May 2001, we entered into an agreement with Las Vegas Cogeneration II, L.L.C. for a period of 15 years. Under this agreement we will have the contractual right to control 222 MW of generation capacity from a natural gas-fired, combined-cycle generating facility, currently under construction by a third party, in Las Vegas, Nevada beginning in the third quarter of 2002.

        In October 2000, we announced plans to construct a 1,080 MW natural gas-fired generating facility in La Paz County, Arizona, approximately 75 miles west of Phoenix. We expect to begin construction of the $540 million combined-cycle facility in 2002. When completed in 2005, the facility will allow us to sell generation power into Arizona, California and other states served by the Western Systems Coordinating Council, known as WSCC.

        SIGNIFICANT POWER SALES. In March 2001, we entered into a power sales agreement with the California Department of Water Resources. Under this agreement, we have committed to supply the State of California with electricity through December 2011. Deliveries of power have begun, with contract volumes varying from 150 MW to 500 MW through December 2004. For the last seven years of the agreement, the contract volume will be fixed at 1,000 MW. We plan to supply this power primarily through our contractual right to 1,000 MW of generating capacity in California.

        MARKET FRAMEWORK. Our Arizona generation facilities and contractually-controlled capacity in California and Nevada will be located within the Southwest portion of the WSCC. The WSCC region encompasses approximately 1.8 million square miles and is the largest, geographically, of the ten regional councils of the North American Electric Reliability Council. WSCC encompasses the states of Arizona, California, Colorado, Idaho,

Nevada, Oregon, Utah, Washington, Wyoming and parts of Montana, New Mexico, South Dakota and Western Canada. Much of this area may eventually be covered by the Western RTO envisioned by FERC.

PLANT OPERATIONS

        Our success depends on our ability to achieve operational efficiencies and high availability at our generation facilities. In the new unregulated energy industry, minimizing operating costs without compromising safety or environmental standards, while maximizing plant flexibility and maintaining high reliability, is critical to achieving attractive profit margins. Our operations and maintenance practices are designed to achieve these goals. Our current production cost is one of the lowest in the Eastern region and is one of our significant competitive advantages. We place a high level of importance on maximizing the operational performance and availability of our generation assets. Our availability goals are focused on each facility's "in-market" availability -- that is, its availability during periods when power prices are above the variable cost of producing power at that facility.

        The following table describes the operating data for the generating assets that we acquired from West Penn, Potomac Edison and, with respect to Ohio customers, Monongahela Power and other subsidiaries of Allegheny Energy since 1996.

                           TABLE OF OPERATING DATA(1)

                                                                     YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------------------------
                                                  2000           1999          1998          1997          1996
                                               ------------- ------------  -----------   -----------    -------------
Average availability factor                         88.40%        87.87%        86.96%        89.66%         87.77%
Average capacity factor                             70.52%        68.03%        67.92%        66.62%         63.09%
Net generation excluding plant use-MWh         35,953,360    34,441,778    34,750,326    34,158,126     30,980,970
Fuel per MWh-$/MWh                                 $11.73        $11.96        $12.78        $12.93         $12.83
Operating and maintenance cost (other
     than fuel) per MWh-$/MWh                       $3.72         $3.62         $3.50         $3.88          $4.29


---------------
(1) We have assumed and have included in the operating data for each period the generation capacity as of September 30, 2001 as though we owned this generation capacity for each year 1996 through 2000. The operating data excludes, however, generating capacity from the Conemaugh power station and Ohio Valley Electric Corporation, hydroelectric and oil-fired generating capacity.

        The graph below illustrates:

     o the declining operating and maintenance costs of the coal-fired generating assets we acquired from the regulated utility subsidiaries and other subsidiaries of Allegheny Energy since 1996. The graph excludes operating costs for the Monongahela Power assets not yet transferred to us, Ohio Valley Electric Corporation and the Conemaugh generating assets; and

     o    that fuel represents the majority of our operating costs.

                    GRAPH OF OPERATING AND MAINTENANCE COSTS

                   Dollars/Megawatt Hours ($/Mwh)
                   ------------------------------
                                Other Operating
                                and Maintenance
        Year       Fuel Cost         Costs           Total
        ----       ---------    ----------------     -----
        1996         $12.83         $4.29            $17.12
        1997         $12.93         $3.88            $16.81
        1998         $12.78         $3.50            $16.28
        1999         $11.96         $3.62            $15.58
        2000         $11.73         $3.72            $15.45

FUEL SUPPLY

        In 2000, generating stations operated by the subsidiaries of Allegheny Energy used approximately 18.5 million tons of coal. Of this amount approximately seven million tons was used at generating stations equipped with scrubbers. The use of desulfurization equipment and the cleaning and blending of coal make burning local coal practical.


        We purchased approximately 12.7 million tons of coal for use in our operations in 2000. In 1999, 2000 and the first nine months of 2001, almost 100% of the coal received at these stations came from mines in West Virginia, Pennsylvania, Maryland and Ohio. Neither we nor other Allegheny Energy subsidiaries mine or clean any coal. All raw, clean or washed coal is purchased from suppliers as necessary to meet station requirements. We purchase coal from a limited number of suppliers. In 2000, we purchased approximately 60% of our fuel, primarily coal, from one supplier. In 2000, we and the utility subsidiaries of Allegheny Energy entered into or continued long-term arrangements with terms of one year or longer to purchase approximately 16.5 million tons of coal, or 90% of our base requirements for 2000. To the extent we require additional amounts of coal, we use short-term arrangements and spot purchases.

        For each of the years 1995 through 1998, the average cost per ton of coal burned at stations operated by the regulated utility subsidiaries of Allegheny Energy was $32.68, $32.25, $32.66 and $32.26, respectively. For 1999 and 2000, the cost per ton decreased to $30.18 and $26.73 respectively. This decrease was due to a number of factors, the most important of which were reduced prices under two long-term contracts phased in as a result of prior renegotiations and continued low spot-market prices. For the first nine months of 2001, the average cost of consumed coal was $24.43 per ton.

        The addition to our generating assets of natural gas-fired generation, both through acquisitions and construction, will diversify our fuel mix from the current predominantly coal-fired generation facilities. We believe that this change in fuel mix and diversification will assist us in reducing our business risks. Allegheny Energy

Global Markets' experience in natural gas transactions will help reduce these business risks by securing fuel supplies for our natural gas-fired generation assets and natural gas capacity expansion.

        The following table describes our projected generation capacity by fuel type through 2005. These projections assume that our announced construction and development projects are completed on time and that no new projects are added. They also assume the transfer to us by Monongahela Power of its 2,111 MW West Virginia jurisdictional assets in 2003.

                   PROJECTED GENERATION CAPACITY BY FUEL TYPE


                                                         FUEL TYPE
 AS OF YEAR ENDED         --------------------------------------------------------------------------------
    DECEMBER 31,             COAL              OIL            NATURAL GAS           HYDRO          TOTAL
--------------------      -----------     ------------       -------------        ----------     ---------
        2001               5,962 MW            154 MW           2,974 MW             794 MW        9,884 MW
        2002               5,986               154              3,341                797          10,278
        2003               7,876               154              3,969              1,034          13,033
        2004               7,876               154              3,969              1,050          13,049
        2005               7,876               154              5,591              1,066          14,687
----------------------------------------------------------------------------------------------------------

TRADING, MARKETING AND RISK MANAGEMENT OPERATIONS

        Our energy trading, fuel procurement, power marketing and risk management operations complement our power generation operations by optimizing the return on our portfolio of generation assets. We believe that our acquisition of the Energy Trading Business has also enhanced our risk management skills. Generally, we seek to sell a portion of the capacity of our facilities under fixed-price purchase contracts, fixed-capacity payments or contracts to purchase generation at a predetermined multiple of either gas or oil prices. This provides us with certainty as to a portion of our revenues while allowing us to maintain flexibility with respect to the remainder of our generation output. We evaluate the regional forward power market versus our own fundamental analysis of projected future prices in the region to determine the amount of our capacity we would like to sell and the terms under which we would like to sell it pursuant to longer-term contracts. We also take operational constraints and operating risk into consideration in making this determination. Generally, we seek to hedge a portion of our fuel costs, which are usually linked to our power sales. We also market energy-related commodities and offer physical and financial wholesale energy marketing and price risk management products and services to a variety of customers. These customers include electric utilities, municipalities, cooperatives, power generators, marketers, or other retail energy providers, aggregators and large volume industrial customers.

        We also trade air emission allowances and credits. Because we use coal as a fuel source, we are a significant consumer of these allowances and credits and have a significant inventory of them. We carefully allocate these credits and allowances for the future benefit of our operations. We take financial positions in viable trading markets for these commodities and attempt to derive optimum financial benefit from our inventory through such activities.

     ENERGY TRADING BUSINESS

        In March 2001, we acquired the Energy Trading Business from Merrill Lynch for $489.2 million and a 1.967% equity interest in our company. The purchase agreement includes support infrastructure that has been integrated with our previously existing trading business. Furthermore, the purchase agreement for the Energy Trading Business provides that if Monongahela Power's West Virginia jurisdictional assets have not been transferred to us by September 2002 or Allegheny Energy has not completed the initial public offering of our proposed new parent holding company's common stock by March 2003, Merrill Lynch has the right to require Allegheny Energy to repurchase all of Merrill Lynch's equity interest in us for $115 million plus interest calculated from March 16, 2001. We have executed employment contracts with the Energy Trading Business' existing management team. Merrill Lynch has also entered into a non-compete agreement expiring in September 2003 for North America. In addition, Merrill Lynch has agreed to refer its clients with energy trading needs to us.

        The Energy Trading Business is an established energy commodity trading presence, possessing top-tier trading and marketing skills. As part of Merrill Lynch, the Energy Trading Business was a leader among investment banks in power trading. The Energy Trading Business has an established risk management infrastructure, including risk analytics, risk reporting, option valuation and built-in redundancies. The Allegheny Energy Global Markets' trading activities include:

     o fuel tolling agreements throughout the United States, including a long-term contractual arrangement in the Western Systems Coordinating Council;

     o load service and load-shaped arrangements in Pennsylvania, New Jersey, Maryland, New York and the Western Systems Coordinating Council;

     o    asset optimization transactions;

     o    natural gas and crude oil transactions; and

     o other derivative, structured finance and commodity risk management strategies.

Allegheny Energy Global Markets' two-tier strategy is to focus on longer-term transactions with higher margins and capitalize on market intelligence to create a steady flow of short-term commodity trades.

        We believe that Allegheny Energy Global Markets has a competitive advantage to realize significant value from our generation portfolio stemming from the Energy Trading Business:

     o    market information and trading experience;

     o    risk management infrastructure;

     o    derivative pricing/valuation models;

     o    innovative structured transaction expertise; and

     o    significant synergies within its existing portfolio.

        We believe that our acquisition of the Energy Trading Business will enable us to leverage a national business from which we can sell our wholesale energy generation, allowing us to grow as a competitive energy trading merchant. We expect our acquisition of the Energy Trading Business to result in increased revenue and costs savings and the development of new transactions. We believe that Allegheny Energy Global Markets will enhance our abilities to offer broader energy risk-management, customized energy management solutions and advisory services to customers and accelerate revenue potential from both in-house marketing activities and the referral agreement with Merrill Lynch.

        In addition, we believe that Allegheny Energy Global Markets will greatly enhance the value of our existing generation assets and our capacity expansion. Because the demand for, and market price of, electricity cannot be accurately predicted, it is essential to have sophisticated energy trading and risk management capability to maximize the value of our generating fleet and to mitigate the risks inherent in volatile markets. Allegheny Energy Global Markets' experience in natural gas transactions will also be valuable to us in securing fuel supplies for our natural gas-fired generation assets and natural gas capacity expansion. In addition, we plan to capitalize upon Allegheny Energy Global Markets' market experience in identifying attractive opportunities for expanding generating capacity through construction or acquisitions or sophisticated contractual agreements.

     DERIVATIVES

        We use derivative financial instruments to manage and hedge our fixed-price purchase and sale commitments and to provide fixed-price or floating-price commitments as a service to our customers and suppliers. We also use derivative financial instruments to reduce our exposure to the volatility of cash market prices and to protect our investment in storage inventories.

     RISK MANAGEMENT CONTROLS

        Our risk management policy establishes:

          o an overall risk management framework, including periodic reviews of our policies;

          o organizational roles and responsibilities supporting segregated duties;

          o    risk limits based on market, credit and non-commodity risks;

          o    risk measurement models and methodologies; and

          o    risk management reporting standards.

        The Audit Committee of Allegheny Energy assists our Board of Directors in fulfilling its oversight responsibilities related to the financial reporting process of Allegheny Energy Global Markets' energy trading business. The Senior Risk Officer of the Corporate Energy Risk Management Group reports directly to the Chief Financial Officer.

COMPETITION

        All of our businesses are highly competitive. Competitive pressures have resulted from technological advances in power generation, deregulation and the increased efficiency of energy markets. Further, we believe that as deregulation of the energy industry continues on both the federal and state level and retail energy markets are opened to new participants and new services, competition will continue to be intense. In addition, the FERC's efforts to create large regional RTOs in each of the Northeastern, Southwestern, Midwestern and Western regions of the United States may further increase competitive pressures. During this transition of the energy industry to competitive markets, it is difficult to assess our position versus the position of existing power providers and new market entrants.

        With respect to power generation, we face competition in the development and operation of energy-producing projects. Our competitors include regulated utilities, industrial companies, non-utility generators and unregulated subsidiaries of regulated utilities. Our competitors may operate power generation projects in regions where we have invested in generation assets or develop more efficient generation projects, thereby increasing competition. We also face significant competition from a number of well-capitalized participants in the non-utility power generation industry for the acquisition of non-rate regulated power projects.

        As pricing information becomes increasingly available in the energy trading and power marketing business and as deregulation in the electricity markets continues to accelerate, we anticipate that our energy trading, fuel procurement, power marketing and risk management operations will experience greater competition. Our energy trading, fuel procurement, power marketing and risk management operations compete with other energy merchants based primarily on the ability to aggregate supplies at competitive prices from different sources and locations and to efficiently use transportation from third-party pipelines and transmission from electric utilities. Competitors may employ widely differing strategies in their fuel supply and power sales contracts with respect to pricing, terms and conditions. Also, these operations compete against other energy marketers on the basis of their relative financial position and access to credit sources. In particular, large competitors having significant liquidity and other resources will compete with us for similar business. This competitive factor reflects the tendency of energy customers, wholesale energy suppliers and transporters to seek financial guarantees and other assurances that their energy contracts will be satisfied.

REGULATION

        We are subject to complex and stringent energy, environmental and other governmental laws and regulations at the federal, state and local levels in connection with the development, ownership and operation of our electric generation facilities.

     FEDERAL ENERGY REGULATORY COMMISSION

        The FERC is an independent agency within the Department of Energy that regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act. The FERC is also responsible for authorizing exempt wholesale generators and licensing and inspecting private, municipal and state-owned hydroelectric projects.

        FEDERAL POWER ACT. The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. FERC regulates the owners of facilities used for the wholesale sale of electricity and its transmission in interstate commerce as "public utilities" under the Federal Power Act. The Federal Power Act also gives FERC jurisdiction to review certain transactions and other activities of public utilities. Under the Federal Power Act, an entity that sells electricity at wholesale is a public utility, subject to FERC's jurisdiction. Because we are selling electricity in the wholesale market, we are deemed to be a public utility for purposes of the Federal Power Act, and are required to obtain the FERC's acceptance of our rate schedules for wholesale sales of electricity. Generally, FERC orders that grant us market-based rate authority reserve the right to revoke our market-based rate authority on a prospective basis if FERC subsequently determines that we possess excessive market power. However, in most cases, FERC does not actively regulate the rates for facilities operated by wholesale generating companies like us.

        FERC ORDER 888. In April 1996, FERC issued Order 888 requiring owners of FERC-jurisdictional transmission facilities to provide open access to transmission facilities with rates, terms and conditions that are materially comparable to those that the owner imposes on itself. Order 888 was intended to open the FERC-jurisdictional transmission grid in the continental United States to all persons seeking transmission services.

        FERC ORDER 2000. In December 1999, FERC issued Order 2000 which encourages the voluntary restructuring of transmission operations through the use of ISOs and RTOs. The result of establishing these entities is to eliminate or reduce transmission charges imposed by successive transmission systems when wholesale generators cross several transmission systems to deliver capacity. FERC also regulates the rates, terms and conditions for electricity transmission in interstate commerce. Tariffs established under the FERC regulation give us access to transmission lines that enable us to sell the energy we produce into competitive markets for wholesale energy.


        FERC NORTHEAST RTO ORDER. On July 12, 2001, the FERC preliminarily approved the application filed by the PJM Interconnection, L.L.C. and Allegheny Energy's regulated utility subsidiaries to join the PJM market through an arrangement called PJM-West. Among the relevant provisions of FERC's order was a requirement that the Allegheny Energy companies, and PJM Interconnection, L.L.C., participate in a FERC-sponsored mediation under the guidance of an administrative law judge to encourage the formation of a single RTO covering the Northeastern region of the United States. The initial phase of the mediation concluded on September 17, 2001 with the submission of the business plan developed by the diverse group of mediation participants and the administrative law judge to FERC for approval. The business plan outlines a comprehensive process for the development and implementation of fully-integrated markets throughout the Northeastern region of the United States, as well as a single RTO to administer those markets and to promote development of new infrastructure. The business plan contemplates full operation of a single Northeastern market between the fourth quarter of 2003 and the fourth quarter of 2004. The PJM market model is the platform for the Northeastern RTO market, but the PJM model will have to be modified to accommodate certain "best practices" currently used in markets administered by the New York Independent System Operator, Inc. and ISO New England, Inc. These "best practices" are not yet fully defined. In addition, governance of the Northeast RTO has not yet been determined. Accordingly, we are unable to determine the impact formation of the Northeast RTO may have on our results of operations and business strategy.

        PUBLIC UTILITY HOLDING COMPANY ACT. The Public Utility Holding Company Act, or PUHCA, provides that any entity that owns, controls or has the power to vote 10% or more of the outstanding voting securities of an "electric utility company," or a holding company for an electric utility company, is subject to regulation under PUHCA.

        We are currently subject to regulation under PUHCA, as a majority-owned subsidiary of Allegheny Energy, a registered public utility holding company. Because we are a subsidiary of a holding company registered under

PUHCA, we are subject to financial and organizational regulation, including approval by the SEC of certain financings and transactions. Under the Energy Policy Act of 1992, however, FERC can determine that a company engaged exclusively in the business of owning or operating an eligible facility used for the generation of electric energy for sale at wholesale is an "exempt wholesale generator." An exempt wholesale generator is not subjected to portions of the regulatory structure otherwise generally applicable to electric utilities and their holding companies. In the case of facilities previously operated by regulated utilities, FERC can make an exempt wholesale generator determination only after the state utility commission finds that allowing the facility or facilities to be eligible for exempt wholesale generator status will benefit consumers, is in the public interest, and does not violate state law. We intend to file for exempt wholesale generator status for each of the generating facilities that have been transferred to or acquired by us which are not already exempt wholesale generators. Additionally, we, along with Allegheny Energy, will file to have facilities that have been de-certified as exempt wholesale generators with FERC, reinstated to their exempt wholesale generator status following an initial public offering of the common stock of our proposed new parent holding company into which we will be merged and the distribution of shares of common stock of that new holding company to Allegheny Energy stockholders. After we have been spun-off from Allegheny Energy, we expect to be an unregulated entity, no longer subject to PUHCA.

        PROPOSED RESTRUCTURING LEGISLATION. Congress is considering legislation that would require states to permit retail competition. In addition, state utility commissions or state legislatures are considering, or have considered, whether to open the retail electric power markets to competition. At present, many states have adopted some version of a "customer choice" plan, which typically allows customers to choose their electricity suppliers by a date that is specified in the initiative. Although the legislation and regulatory initiatives vary, common themes include the availability of market pricing, retail customer choice and separation of generation assets from transmission, distribution and other assets.

     STATE ENERGY REGULATION

        On the state level, public utility regulatory commissions are responsible for approving rates and other terms and conditions under which public utilities purchase electric power from independent producers and sell retail electric power to consumers. In addition, most state laws require approval from the state commission before an electric utility operating in the state may divest or transfer electric generation facilities. These laws also give the commissions authority to regulate the financial activities of electric utilities selling electricity to consumers in their states.

        State public utility commissions have authority to promulgate regulations for implementing some federal laws. In addition, state public utility commissions may review the process by which a utility has entered into a power sales agreement. States may also assert jurisdiction over the siting, construction, and operation of our facilities, the issuance of securities and the sale or other transfer of assets.

        PENNSYLVANIA. In December 1996, Pennsylvania adopted the Electricity Generation Customer Choice and Competition Act, a comprehensive restructuring plan that culminated in full retail choice by January 1, 2001. In November 1998, the Pennsylvania Public Utility Commission approved a settlement agreement relating to the restructuring of West Penn serving retail customers in Pennsylvania. Under the terms of the settlement, two-thirds of West Penn's customers were permitted to choose an alternate generation supplier as of January 2, 1999. The remaining one-third of West Penn's customers were permitted to do so starting January 2, 2000. The settlement also allowed the transfer of West Penn's 3,778 MW of generating assets to us in late 1999 at net book value. Under the terms of the settlement, West Penn is a provider-of-last-resort during the transition period to full market competition to all customers who do not choose an alternate supplier of electricity and to customers that switch back from alternate suppliers. We have renegotiated our long-term power sales agreement with West Penn under which we are obligated to supply West Penn with the amount of electricity, up to its provider-of-last-resort retail load, that it may demand during the transition period.

        MARYLAND. In December 1999, the Maryland Public Service Commission approved a settlement agreement that allowed customer choice of generation suppliers effective July 1, 2000, for all Maryland customers of Potomac Edison. In June 2000, the Maryland Public Service Commission authorized Potomac Edison to transfer the Maryland portion of its generation assets to us. As discussed below, Allegheny Energy also obtained the necessary approvals from the Virginia State Corporation Commission and the Public Service Commission of West Virginia to transfer the Virginia and West Virginia portions of Potomac Edison's generation assets to us in conjunction with the transfer of the Maryland portion of those assets. In August 2000, Potomac Edison transferred 2,100 MW of its Maryland, Virginia and West Virginia generation assets to us at net book value. Under the terms of the settlement, Potomac Edison is a provider-of-last-resort during the transition period to full market competition to all customers in Maryland who do not choose an alternate supplier of electricity and to customers that switch back from alternate suppliers. We have entered into a long-term power sales agreement with Potomac Edison under which we are obligated to supply Potomac Edison with the amount of electricity, up to its provider-of-last-resort retail load, that it may demand during the transition period.

        OHIO. The Ohio Electric Restructuring Act of 1999 provided for implementation of retail competition beginning in 2001. In October 2000, the Ohio Public Utilities Commission approved a settlement agreement to implement a restructuring plan for Monongahela Power. This restructuring plan allowed Ohio customers of Monongahela Power to choose their generation supplier starting January 1, 2001. In addition, Monongahela Power was permitted to transfer, together with its FERC jurisdictional assets, its Ohio jurisdictional generation assets, consisting of a total of 352 MW, in June 2001. We have entered into a long-term power sales agreement with Monongahela Power with respect to its Ohio customers under which we are obligated to supply Monongahela Power with the amount of electricity, up to its provider-of-last-resort retail load, that it may demand during the transition period.

        VIRGINIA. The Virginia Electric Utility Restructuring Act became effective in July 1999. The law provides for a phase-in of customer choice during the period 2002 to 2004. Pilot programs began during Fall 2000. The Virginia State Corporation Commission allowed Potomac Edison to transfer certain utility securities, certain contractual entitlements and generating assets, excluding certain hydro facilities located in Virginia, to a non-regulated affiliate at net book value. In July 2000, the Virginia State Corporation Commission granted approval for the transfer. In July 2000, the Virginia State Corporation Commission further approved a rate settlement associated with the transfer. In August 2000, Potomac Edison transferred these Virginia generation assets to us at net book value. We have negotiated a long-term power sales agreement with Potomac Edison under which we are obligated to supply Potomac Edison's Virginia customers with the amount of electricity up to its provider-of-last-resort retail load in the period leading up to the commencement, beginning January 1, 2002, of the transition period and continuing through this period.

        In December 2000, the Virginia State Corporation Commission issued an order approving Potomac Edison's application to transfer its Virginia hydroelectric assets to Green Valley Hydro, LLC at net book value. The transfer will functionally separate Potomac Edison's Virginia hydroelectric facilities from its distribution and transmission facilities, consistent with the functional separation requirements of the Virginia Electric Utility Restructuring Act. In May 2001, the SEC approved the formation of Green Valley Hydro, LLC. Allegheny Energy is currently seeking SEC approval to transfer its membership interest in Green Valley to the proposed new Maryland holding company that will own 100% of us prior to the initial public offering.

        WEST VIRGINIA. In March 2000, the West Virginia Legislature passed a resolution approving, with certain modifications, an electric deregulation plan submitted by the West Virginia Public Service Commission. The plan provides for customer choice of a generation supplier for all customers and allows Allegheny Energy to transfer to us the West Virginia jurisdictional generation assets of Monongahela Power, approximately 2,111 MW. Under the resolution, the enactment of legislation authorizing a deregulation plan cannot occur until the Legislature enacts certain tax changes regarding the preservation of tax revenues for state and local governments. The 2001 legislative session ended without the enactment by the Legislature of the necessary tax changes that would allow implementation of the deregulation plan to occur in West Virginia. Final legislative activity regarding implementation of the deregulation plan has been postponed for a year. As a result, Monongahela Power has to date not been able to transfer its West Virginia generating assets to us. We are exploring other ways to complete the transfer to us of Monongahela Power's West Virginia assets. The June 2000 order by the West Virginia Public Service Commission permits Monongahela Power to submit a petition to the West Virginia Public Service Commission seeking approval to transfer its West Virginia generating assets prior to the implementation of the deregulation plan. In August 2000, with a supplemental filing in October 2000, Monongahela Power filed a petition seeking West Virginia Public Service Commission approval to transfer its West Virginia generating assets to us prior to the implementation of the deregulation plan. The West Virginia Public Service Commission has not yet acted on the request. After reaching a settlement with the West Virginia Public Service Commission or receiving authorization from the West Virginia Legislature and the SEC releasing jurisdiction over the West Virginia generating assets, Monongahela Power intends to transfer the generation assets to us as soon as possible. If we complete a transfer of Monongahela Power's West Virginia jurisdictional generating assets to us, we expect to provide electricity pursuant to a long-term power sales agreement with Monongahela Power in West Virginia during the transition period to full market competition.

        RETAIL SUPPLY IN ADJOINING STATES. We are a licensed retail supplier in Pennsylvania, Delaware, New Jersey, New York, Maryland, Ohio, Virginia and the District of Columbia.

ENVIRONMENTAL MATTERS

        Our operations are subject to extensive federal, state and local laws and regulations relating to air quality, water quality, waste management, natural resources and health and safety. These laws and regulations often require a lengthy and complex process of obtaining and renewing licenses, permits and approvals from federal, state, and local agencies. If these laws and regulations are changed, modifications to our facilities may be required.

     AIR STANDARDS

        We currently meet applicable standards as to particle emissions at our power stations through high-efficiency electrostatic precipitators, cleaned coal, flue-gas conditioning and, at times, reduction of output. From time to time, we experience minor incidences of stack emission opacity that are normal to fossil fuel operations and permitted by the regulatory process. We meet current emission standards as to sulfur dioxide, or SO2, by the use of scrubbers, the burning of low-sulfur coal, the purchase of cleaned coal to lower the sulfur content and the blending of low-sulfur with higher-sulfur coal.

        CLEAN AIR ACT AMENDMENTS OF 1990. The Clean Air Act Amendments of 1990 require, among other things, that the utility industry reduce its emissions of SO(2) and nitrogen oxides, or NO(x). To meet the required SO(2) emission reductions through 1999, we installed scrubbers at the Harrison power station. We are also evaluating cost-effective options to comply with the Clean Air Act Amendments beyond 2005, including those available in connection with the emission allowance trading market explained below. We expect that burner modifications at most of the stations operated by us will satisfy the NO(x) emission reduction requirements for the acid rain provisions of the Clean Air Act Amendments. Maryland, Pennsylvania and West Virginia are mandating additional NO(x) reductions for ozone nonattainment reasons. These additional reductions will require selective catalytic reduction or post-combustion control technologies. We have installed continuous emission monitoring equipment on units affected by the Clean Air Act Amendments.

        In an effort to introduce market forces into pollution control, the Clean Air Act Amendments created SO(2) emission allowances. An allowance is an authorization to emit one ton of SO(2) into the atmosphere. Subject to regulatory limitations, allowances, including bonus and extension allowances, may be sold or banked for future use or sale. Our ownership of these allowances permits us to operate in compliance with the present requirements of the Clean Air Act Amendments and, as noted above, is expected to facilitate our compliance with the future requirements of the Clean Air Act Amendments. As part of our compliance strategy, we are studying the market for sales or purchases of allowances and participation in certain derivative or hedging allowance transactions.

        Clean Air Act Amendments established an Ozone Transport Region consisting of the District of Columbia, the northern part of Virginia, and 11 northeastern states, including Maryland and Pennsylvania. Sources within the Ozone Transport Region will be required to reduce NO(x) emissions, a precursor of ozone, to a level conducive to attainment of the one-hour Ozone National Ambient Air Quality Standard. We have installed reasonably available control technology consisting of overfire air equipment and/or low NO(x) burners at all our Pennsylvania and Maryland stations. The installation of reasonably available control technology also satisfies Clean Air Act Amendments NO(x) reduction requirements.

        Clean Air Act Amendments also established an Ozone Transport Commission. The Ozone Transport Commission has determined that utilities within the Ozone Transport Region will be required to make additional NO(x) reductions beyond reasonably available control technology in order for the Ozone Transport Region to meet the
                                      -71-

Ozone National Ambient Air Quality Standard. Reasonably available control technology currently installed in Allegheny Energy's Maryland and Pennsylvania generating plants allowed us to meet this compliance goal, and we expect to maintain the reduction requirements through the year 2002. Further reductions may be required. However, these reductions will most likely be superseded by the Environmental Protection Agency's NO(x) State Implementation Plan call regulation as discussed below.

        ENVIRONMENTAL PROTECTION AGENCY REGULATION. In October 1998, the EPA issued a NO(x) SIP call rule that required the equivalent of a uniform 0.15 lb/mmBtu emission rate throughout a 22-state region, including Maryland, Pennsylvania, and West Virginia, beginning May 2003. The EPA's NO(x) SIP call regulation has been subject to extensive litigation but resulted in the optional postponement of the initial compliance date of the NO(x) SIP call from May 2003 to May 2004. During 2000, Pennsylvania and Maryland promulgated final rules to implement the EPA's NO(x) SIP call requirements beginning May 2003. In June 2001, West Virginia issued a proposed rule to implement the EPA's NO(x) SIP call requirements beginning May 2004. Our compliance with these stringent regulations will require the installation of expensive post-combustion control technologies on most of its power stations. During the period 2002 through 2004, we expect to spend approximately $162.3 million in connection with the installation of emission control equipment at our facilities. This amount does not include expenditures relating to the remaining generating assets that we expect to have transferred to us from Monongahela Power. The expected expenditures for the installation of emission control equipment at these Monongahela Power facilities would be $64.2 million for the same period.


        In August 1997, eight northeastern states filed Section 126 petitions with the EPA requesting the immediate imposition of up to an 85% NO(x) reduction from utilities located in the Midwest and Southeast, including West Virginia. The petitions claim NO(x) emissions from these upwind sources prevent attainment by these states of the ozone standard. The Section 126 petitions have also been subject to litigation but have now been upheld by the District of Columbia Circuit Court of Appeals. In August 2001, the Court issued an order that suspends the Section 126 petition rule May 1, 2003 compliance date pending EPA review of growth factors used to calculate the state No(x) budgets.
Allegheny Energy's compliance plan for the Section 126 petition rulemaking would be the same as the NO(x) SIP call compliance plan discussed above.

        The EPA is required by law to regularly review the National Ambient Air Quality Standards for certain pollutants including ozone, particulates, SO(2) and NO(x). Previous litigation by the American Lung Association has expedited these reviews. Revisions by the EPA to the SO(2) and NO(x) standards is still the subject of litigation. A decision is not expected until early 2002. Also, in May 1999, the EPA promulgated final regional haze regulations to improve visibility in Class I federal areas, which includes national parks and wilderness areas. The EPA regional haze regulation is also under litigation. If eventually upheld in court, subsequent state regulations could require additional reduction of SO(2) and/or NO(x) emissions from our facilities. The effect on Allegheny Energy of revision to any of these standards or regulations is unknown at this time, but could be substantial.

        The EPA also administers Section 114 of the Clean Air Act to determine compliance with, among other things, the federal new source performance standards. New source performance standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility. In August 2000, Allegheny Energy received a letter from the EPA requiring it to provide certain information in connection with Section 114 concerning generating stations that are now owned by us and Monongahela Power. We believe our generating facilities have been operating in accordance with the Clean Air Act and its implementing rules. At issue is whether certain actions at our generating facilities constitute routine maintenance that would not trigger the requirements of the new source performance standards, or a major modification of the facilities that would require compliance with these standards. If the EPA decides that the new source performance standards should be applied to our generating stations, our compliance would require significant expenditures and we may incur significant fines. See also "-- LEGAL PROCEEDINGS -- ENVIRONMENTAL PROTECTION AGENCY REQUEST FOR INFORMATION" for more information.

        The final outcome of the revised ambient standards State Implementation Plan calls, petitions filed with the EPA, and the applicability of new source performance standards cannot be determined at this time.

        In December 2000, the EPA issued a decision to regulate coal- and oil-fired electric utility mercury emissions under Title III, Section 12 of the Clean Air Act Amendments. The EPA plans to issue a proposed regulation by

December 2003 and a final regulation by December 2004. The timing and level of required mercury emission reductions are unknown at this time.

     WATER STANDARDS

        Under the National Pollutant Discharge Elimination System, permits for all our stations and disposal sites are in place, and all facilities are in compliance with permit terms, conditions and effluent limitations. However, as permits are renewed more stringent permit limitations are being applied. Thus far, we have successfully developed alternate site-specific water quality criteria that are scientifically satisfactory to the regulatory agencies, and have thus avoided incurring the costs of advanced wastewater treatment.

        There is significant activity at the federal level on Clean Water Act issues. Rulemakings are pending, for example, regarding the total maximum daily load program, water quality standards, antidegradation review, human health and aquatic life water quality criteria and mixing zones. In addition, the EPA is developing new policies concerning protection of endangered species under the Clean Water Act and imposition of new Clean Water Act requirements to address sediment contamination. The outcome of these rulemakings may fundamentally change the traditional water quality management program from a chemical-specific control of point sources to comprehensive and integrated watershed management.

        Over the past several years, total maximum daily loads have become a significant issue because of successful legal challenges to the EPA's treatment of total maximum daily loads under the Clean Water Act in various states. Resulting consent orders in West Virginia and Pennsylvania require development and implementation of waste loads for point sources and load allocations for nonpoint sources on numerous water bodies not currently meeting water quality standards within a relatively short time frame of twelve years. The direct result of total maximum daily loads will likely be further reductions in the amount of pollutants permitted to be discharged by our power stations located on water quality impaired rivers. In July 2001, the EPA announced that it would consider an 18 month review of the total maximum daily load program promulgated before the Clinton Administration left office. The review is anticipated to yield a more favorable rule in early 2003. We are proactively working with interested parties to ensure development of sound and equitable total maximum daily loads.

     HAZARDOUS AND SOLID WASTES

        Pursuant to the Resource Conservation and Recovery Act of 1976 and the Hazardous and Solid Waste Management Amendments of 1984, the EPA regulates the disposal of hazardous and solid waste materials. Maryland, Ohio, Pennsylvania, Virginia and West Virginia have also enacted hazardous and solid waste management regulations that are as stringent or more stringent than the corresponding EPA regulations.

        We are in a continual process of either obtaining or renewing permits for disposal of hazardous and solid waste materials to meet future disposal needs. All disposal areas are currently operated to be in compliance with their permits.

        In addition to using coal combustion by-products in various power plant applications such as scrubber by-product stabilization at the Harrison and Mitchell power stations, we continue to expand our efforts to market coal combustion by-products for beneficial applications and thereby reduce landfill requirements. We and the regulated utility subsidiaries of Allegheny Energy, receive revenues from the external sale and utilization of fly ash, bottom ash and boiler slag. In 2000, we received approximately $1,100,000 from the external sale and utilization of approximately 435,000 tons of fly ash, 225,000 tons of bottom ash and 28,000 tons of boiler slag. These coal combustion by-products are beneficially used in applications such as cement replacement, anti-skid materials, grit blasting material, mine subsidence, structural fills and grouting of mines and oil wells.

        We also constructed a processing plant that converts the flue gas desulfurization by-product from the Pleasants power station into a commercial grade synthetic gypsum material to be used in the manufacture of wallboard. The processing plant supplies synthetic gypsum to a wallboard manufacturing facility. It is expected that the plant will produce 400,000 tons of marketable synthetic gypsum in 2001. This process will significantly reduce the amount of by-product sent to an impoundment.

     TOXICS RELEASE INVENTORY

        In 1997, the Clinton Administration announced the expansion of right-to-know toxics release inventory reporting to include electric utilities that use coal and/or oil for the purpose of generating power for commercial distribution. The purpose of toxics release inventory is to provide site specific information on chemical releases to the air, land and water.

        Our operating facilities are required to complete a toxic chemical inventory release form for each listed toxic chemical manufactured, processed, released or otherwise used in excess of threshold levels for the applicable reporting year. The releases reported for our facilities vary from year to year, but are consistent with other major coal-fired generators of electricity. The releases reported are a direct result of the volume of coal burned to meet the demand for power. Other factors that contribute to the changes in the releases from year to year include the kind of coal used, facility operational changes, and revised calculation methodologies. In June 2001, Allegheny Energy reported 33 million pounds of total estimated releases for calendar year 2000.

     GLOBAL CLIMATE CHANGE

        Many uncertainties remain in the global climate change debate, including the relative contributions of human activities and natural processes, the extremely high potential costs of extensive mitigation efforts and the significant economic and social disruptions that may result from a large-scale reduction in the use of fossil fuels. In 2000, the Clinton Administration signed the Kyoto Protocol, an international treaty that will require the United States to reduce emissions of greenhouse gases by 7% from 1990 levels in the 2008-2012 time period. With normal economic growth this requirement could mean as much as a 40% reduction of greenhouse gases by 2012. While the Bush administration has publicly expressed opposition to the protocol, the international community is moving forward with its ratification. The U.S. Senate has to ratify the Kyoto Protocol before it becomes effective.

        We actively participate in a number of groups to address global climate change and help influence policy matters at the domestic and international levels. We also conduct a program to identify cost-effective and voluntary measures that reduce emissions of greenhouse gases in all areas of our business and in areas such as forestry, international projects and emissions trading. We maintain an active climate-related research program and are responsive to the greenhouse gas guidelines suggested in the National Energy Policy Act of 1992. We support EPRI, a nonprofit research organization for global energy suppliers, and Edison Electric Institute's Climate Challenge Initiative, and have committed, together with our affiliates, to invest $3 million in an electrotechnology and a renewable energy venture capital fund.

EMPLOYEES

        All officers and employees of Allegheny Supply are employed by Allegheny Energy Service Corporation. These officers and employees, however, will become employees of a subsidiary of our new Maryland holding company that will, subject to SEC approval, be formed prior to the initial public offering of that new holding company's common stock. Following the initial public offering we expect that the number of new employees of that new holding company will significantly increase. As of December 31, 2000, 1,502 officers and employees of Allegheny Energy Service Corporation were dedicated to our company. Of those employees, 329 persons were subject to collective bargaining agreements. One of our collective bargaining agreements with our unionized employees will expire at the end of May 2003. The other collective bargaining agreement that expired in April 2001 has been extended and is currently operating on a day-to-day basis.

        Daniel Gordon, President of Allegheny Energy Global Markets, our energy trading business and wholly-owned subsidiary, and all current employees of this business are employed directly by Allegheny Energy Global Markets. The employees of the Lincoln generating facility are employees of Allegheny Energy Supply Lincoln Generating Facility, LLC, one of our wholly-owned subsidiaries.

PROPERTIES

        Except for joint development projects, we own, in almost all cases, the properties on which our generating facilities are built or are being constructed.

        Our corporate offices currently occupy approximately 90,000 square feet of leased space in Monroeville, Pennsylvania pursuant to a lease agreement expiring in 2006, with an option to extend until 2011.

        In addition to our corporate office space, we lease or own various real property and facilities relating to our projects and our construction and development activities. Our project facilities are generally described under the project descriptions contained elsewhere in this prospectus. We believe that we have satisfactory title to our project facilities in accordance with standards generally accepted in the energy industry, subject to the exceptions which, in our opinion, would not have a material adverse effect on the use or value of the facilities.

        We believe that our existing office capacity is adequate for our needs at least through calendar year 2005. If we require additional space, we believe that we will be able to secure space on commercially reasonable terms without undue disruption to our operations.

LEGAL PROCEEDINGS

        We are involved in a number of judicial and regulatory proceedings, including those described below, concerning matters arising in connection with the conduct of our business. We believe, based on currently available information, that the ultimate outcome of any proceedings known to us at this time will not have a material adverse effect on our financial condition or results of operations.

     STATE OF NEW YORK AND STATE OF CONNECTICUT LITIGATION

        The Attorney General of the State of New York and the Attorney General of the State of Connecticut in 1999 notified Allegheny Energy of their intent to commence civil actions against Allegheny Energy or certain of its subsidiaries. The letters allege violations at the Fort Martin power station under the federal Clean Air Act, including the new source performance standards, which require existing power plants that make major modifications to comply with the same emission standards applicable to new power plants.

        Similar actions may be commenced by other governmental authorities in the future. Fort Martin is a station located in West Virginia and is now jointly owned by us and our affiliate, Monongahela Power. Both Attorneys General stated their intent to seek injunctive relief and penalties. In addition, the Attorney General of the State of New York in his letter indicated that he may assert claims under the state common law of public nuisance seeking to recover, among other things, compensation for alleged environmental damage caused in New York by the operation of the Fort Martin power station. At this time, we are not able to determine what effect, if any, the actions threatened by the Attorneys General of New York and Connecticut may have on us.

     ENVIRONMENTAL PROTECTION AGENCY REQUEST FOR INFORMATION

        In August 2000, Allegheny Energy received a letter from the EPA requiring it to provide certain information on the following ten electric generating stations: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith and Willow Island. These electric generating stations are owned by us and Monongahela Power Company. The letter requested information under the federal Clean Air Act to determine compliance with federal Clean Air Act and state implementation plan requirements, including potential application of the new source performance standards, which can require the installation of additional air pollution control equipment upon the major modification of an existing facility. Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases and settlements in some of them. We believe our generating facilities have been operated in accordance with the Clean Air Act and the rules implementing the Clean Air Act. The experience of other utilities, however, suggests that in recent years, the EPA may have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance that would not trigger the requirements of the new source performance standards, or a major modification of the facility that would require compliance with the new source performance standards. At this time, we are not able to determine what effect, if any, the EPA's inquiry may have on us. If new source performance standards are applied to our generating stations, our compliance would require significant expenditures and we may bear substantial fines.

CLAIM BY THE UWUA TO USE PROCEEDS OF INITIAL PUBLIC OFFERING TO OFFSET RECOVERY FROM WEST PENN CUSTOMERS OF STRANDED GENERATING COSTS

        In September 2001, the Utility Workers Union of America Local 102, or UWUA, filed a petition with the Pennsylvania Public Utility Commission. The UWUA has requested that the Pennsylvania Public Utility Commission determine that the initial public offering of common stock of our proposed new parent holding company and the subsequent distribution of shares of common stock of that holding company to Allegheny Energy stockholders be treated under the Pennsylvania deregulation settlement order as a "sale" of the generating assets previously transferred to us by West Penn. If the UWUA is successful in its claim and the initial public offering and distribution constitute a sale, we will be required to use the proceeds of the initial public offering to offset and reduce the $670 million in stranded generating costs that West Penn is entitled to recover from its Pennsylvania customers as a surcharge. The UWUA contends that the initial public offering should be used to value the generating assets transferred from West Penn and that this amount be returned to West Penn. Although we do not believe that the UWUA petition has merit, we cannot predict the outcome of the Pennsylvania Public Utility Commission determination or, if the UWUA is successful in its claim, its effect on the initial public offering and distribution.


    PROCEEDINGS IN THE STATE OF CALIFORNIA AND OTHER SOUTHWESTERN STATES

        On June 19, 2001, the FERC initiated proceedings to ascertain whether and to what extent sellers of electricity in California and the other western states may owe refunds for the period from October 1, 2000 through April 30, 2001 for possible overcharges in the sale of electricity into such markets. We became a seller in certain southwestern markets beginning on or about March 16, 2001. In addition, Nevada Power Company or NPC filed a complaint against us with FERC, on December 7, 2001, contending that the price in three forward sales agreements, which were entered into by the Energy Trading Business between December 2000 and February 2001, was excessive and should be substantially reduced by FERC. As of September 30, 2001, the estimated fair value of the contracts with NPC was approximately $20 million. Allegheny Energy has intervened in the FERC refund proceedings. Based upon our information and belief, we and Allegheny Energy believe that NPC's complaint is without merit and that our potential liability, if any, under these proceedings is of a nature that will not have a material adverse effect upon our financial condition. Initial indications arising from the proceedings confirm such belief. Allegheny Energy has also intervened in various other FERC related proceedings relating to potential refunds and has sought rehearing of the FERC's market mitigation rules and related court proceedings, as they would affect future markets in which we or Allegheny Energy conduct our business and operations.

                                   MANAGEMENT

        The following are the directors and executive officers of Allegheny Energy Supply as of November 30, 2001:

        NAME                               AGE      POSITION
        ----                               ---      --------
        Alan J. Noia                        54      Chairman, Chief Executive Officer and Director
        Michael Morrell                     53      President, Chief Operating Officer and Director
        Bruce E. Walenczyk                  49      Vice President and Director
        Jay Pifer                           64      Director
        Thomas K. Henderson                 61      Vice President and Director
        Richard J. Gagliardi                51      Director
        Victoria V. Schaff                  57      Director
        David C. Benson                     48      Vice President
        James P. Garlick                    41      Vice President
        Regis F. Binder                     49      Treasurer
        Thomas J. Kloc                      49      Controller
        Daniel L. Gordon                    29      President, Allegheny Energy Global Markets
        Flavio C. Bartman                   49      Non-Voting Director

     ALAN J. NOIA, Chairman, Chief Executive Officer and Director. Since 1996, Mr. Noia has served as the Chairman and Chief Executive Officer of Allegheny Energy, Monongahela Power, Potomac Edison, West Penn and Allegheny Generating Company, or AGC. Mr. Noia's other directorships include AGC (1985-1990, and since 1994); Allegheny Energy (since 1994); Monongahela Power (since 1994); Potomac Edison (since 1987); West Penn (since 1994); Edison Electric Institute; Southeastern Electric Exchange; Pennsylvania Electric Association; and Ohio Valley Electric Corporation.

     MICHAEL MORRELL, President, Chief Operating Officer and Director. Mr. Morrell was appointed our President and Chief Operating Officer on February 1, 2001. Since 1996, Mr. Morrell had served as the Chief Financial Officer and Vice President of Allegheny Energy, Monongahela Power, Potomac Edison, West Penn and AGC. Mr. Morrell's other directorships include Allegheny Energy, (since 1996); Monongahela Power (since 1996), Potomac Edison (since 1996); West Penn (since
1996); and AGC (since 1996).

     BRUCE E. WALENCZYK, Vice President and Director. Mr. Walenczyk was elected Senior Vice President and Chief Financial Officer of Allegheny Energy in April 2001. He is also a Vice President and Director of Monongahela Power, Potomac Edison and West Penn. He was Vice President - Finance of PSEG Energy Holdings Inc. from 1998 to 2001. Prior to that he served as a Managing Director at PaineWebber Inc. and Kidder, Peabody and Co. beginning in 1991. He had been with Kidder, Peabody since 1983 and was primarily engaged in capital raising and other financial advisory services for a variety of entities including electric and gas utilities and energy companies.

     JAY PIFER, Director. Mr. Pifer also serves as Senior Vice President of Allegheny Energy (since 1996), President and Director of Monongahela Power and Potomac Edison (since 1995) and President (since 1990) and Director (since 1992) of West Penn.

     THOMAS K. HENDERSON, Vice President and Director. Mr. Henderson also serves as General Counsel of Allegheny Energy (since 1997) and as Vice President of Allegheny Energy (since 1997), Monongahela Power (since 1995), Potomac Edison (since 1995), West Penn (since 1985) and AGC (since 1996). Mr. Henderson's other directorships include AGC (since 1996).

     RICHARD J. GAGLIARDI, Director. Mr. Gagliardi has served as the Vice President of Administration of Allegheny Energy since 1994. He was the Vice President of Human Resources at Allegheny Energy from 1990 to 1994 and its Director, Taxes from 1978 to 1990. From 1990 to 1996, he was the Assistant Secretary of Monongahela Power and from 1982 to 1996, he was the Assistant Treasurer of AGC. Mr. Gagliardi's other directorships include Mason-Dixon Boy Scout Council (since 1998) and Washington County, MD Hospital (since 1997).

     VICTORIA V. SCHAFF, Director. On March 1, 2001, Mrs. Schaff was appointed to our Board of Directors effective February 1, 2001. Since 1997, Mrs. Schaff has also served as Vice President of Allegheny Energy, and since 2000, she has been a Vice President of West Penn, Monongahela Power and Potomac Edison. Mrs. Schaff's other directorships include West Penn (effective February 2001), Monongahela Power (effective February 2001) and Potomac Edison (effective February 2001).

     DAVID C. BENSON, Vice President. Mr. Benson has served as Vice President of Allegheny Energy Service Corporation since 1996. He was also its Assistant Treasurer from 1996 to 1998. Mr. Benson was also named Vice President of AGC in February 2000.


     JAMES P. GARLICK, Vice President. Mr. Garlick has been Vice President of the Projects Division since January 2001. From November of 1998 until December of 2000, he served as our director of Human Resources. From June 1998, until November 1998, Mr. Garlick was the Regional Director of the Armstrong/Springdale Region for West Penn and from November 1995 until June 1998, he was the Regional Director of the R. Paul Smith/Hydro Region for Potomac Edison.


     REGIS F. BINDER, Treasurer. Mr. Binder has been Treasurer since December of 1998. Mr. Binder has also served as Vice President and Treasurer of Allegheny Energy and AGC. He is also currently Treasurer of Monongahela Power, Potomac Edison and West Penn. From 1997 to 1998, Mr. Binder was the Executive Director of Regulation and Rates for Allegheny Power Service Corporation and from 1996 to 1997, he was the General Manager of Industrial Marketing for Allegheny Power Service Corporation.

     THOMAS J. KLOC, Controller. Mr. Kloc has served as a Vice President and Controller of Allegheny Energy since 1998. He is also currently the Controller of Monongahela Power (since 1996), Potomac Edison (since 1988), West Penn (since
1995) and AGC (since 1988). Since February 1999, Mr. Kloc has been a Vice President and Director of AGC. From 1995 to 1998, he served as the Controller of Allegheny Power Service Corporation.

     DANIEL L. GORDON, President, Allegheny Energy Global Markets. Mr. Gordon was appointed President of Allegheny Energy Global Markets in March 2001. From July 1998 to March 2001, he was the Head and Managing Director of Global Energy Markets at Merrill Lynch. From June 1997 to July 1998, Mr. Gordon was a vice president at Constellation Power Source/GS Power and prior to June 1997, he was a vice president at the Royal Bank of Canada.

     FLAVIO C. BARTMAN, Non-voting Director. Mr. Bartman was appointed pursuant to a contract right in the Energy Trading Business purchase agreement to our Board of Directors as a non-voting director effective June 29, 2001. Mr. Bartman is currently Managing Director, Global Debt Markets of Merrill Lynch & Co. He has been employed at Merrill Lynch since June 1998. Mr. Bartman also serves as a director of MLDP Holdings, Inc.

     The composition of our Board of Directors and executive officers may change prior to the initial public offering.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

        As of November 30, 2001, Allegheny Energy holds approximately 98% of our voting securities. The remaining 2% is held by Merrill Lynch, Inc. Our parent, Allegheny Energy, has announced its intention to effect an initial public offering of up to 18% of the common stock of a new Maryland holding company into which we will be merged when favorable market and other conditions exist. Allegheny Energy plans to distribute the remaining common stock of that new holding company and not sold in the initial public offering to stockholders of Allegheny Energy on a tax-free basis within 24 months following completion of the initial public offering.

        The following table sets forth, as of November 30, 2001, the number of shares of Allegheny Energy common stock that are beneficially owned, directly or indirectly, by each director and named executive officer of our company. To the best of our knowledge, there is no person who is a beneficial owner of more than 5% of the voting securities of Allegheny Energy.

                                                                      SHARES OF            PERCENTAGE
                                                                  ALLEGHENY ENERGY             OF
NAME                                                                COMMON STOCK            CLASS (1)
----                                                              ----------------        -----------
Alan J. Noia                                                           70,830.2                 *
Michael P. Morrell                                                     23,422.9                 *
David C. Benson                                                         6,830.2                 *
James P. Garlick                                                        2,112.8                 *
Thomas K. Henderson                                                    17,861.2                 *
Regis F. Binder                                                         4,710.4                 *
Thomas J. Kloc                                                          4,782.9                 *
Richard J. Gagliardi                                                   22,358.5                 *
Jay S. Pifer                                                           30,762.4                 *
Victoria V. Schaff                                                      8,757.3                 *
Bruce E. Walenczyk                                                      1,400.0                 *
All Named Executive Officers and Directors as a group (11 persons)    193,828.8                 *

--------------------
(1)   "*" indicates less than 0.15% of class.

                              CERTAIN TRANSACTIONS

        Allegheny Energy has an approximately 98% ownership interest in us. The following describes the material relationships and agreements that we are party to with our parent, Allegheny Energy, and other affiliates.

        RESTRUCTURING AND ASSET TRANSFERS. Pursuant to inter-company restructuring arrangements among Allegheny Energy, its regulated utility subsidiaries -- West Penn, Potomac Edison and Monongahela Power -- and us, the following generating assets were transferred to us:

          o In November 1999, West Penn transferred its generating assets representing approximately 3,778 MW of capacity at a net book value of $920.3 million. Included in this asset transfer was West Penn's 45% ownership interest in another Allegheny Energy subsidiary, AGC, at net book value of $71.5 million.

          o In August 2000, Potomac Edison transferred its generating assets, other than Virginia hydroelectric facilities, representing 2,100 MW of capacity, at a net book value of $446.5 million. This asset transfer included Potomac Edison's 28% ownership interest in AGC, at a net book value of $42.3 million, increasing our ownership interest in AGC to 73%.

          o In June 2001, Monongahela Power transferred its ownership interest in generating assets, representing approximately 352 MW of capacity, at a net book value of $48.8 million, allocable to its Ohio service territory and its FERC jurisdictional activities, including a proportionate share of its ownership in AGC.

          o In June 2001, Allegheny Energy transferred generating assets representing 171 MW of capacity at a net book value of $125.1 million to us. This transfer included 88 MW from the AE 1 & 2 (Springdale) and 83 MW from the Conemaugh generating facilities.

        In connection with the transfer of West Penn's generating assets, we received the benefit of $7 million for the nine month period ended September 30, 2001, $9.9 million for the year ended December 31, 2000 and $3.7 million for the year ended December 31, 1999 of competitive transition charge revenue related to West Penn's deregulation plan.

        In a similar inter-company restructuring arrangement, our goal is to have Monongahela Power, a regulated utility subsidiary of Allegheny Energy, transfer to us all of its remaining generating assets, representing 2,111 MW, at a net book value to be determined.

        GENERATING ASSETS LEASEBACK ARRANGEMENTS. The transfer of Potomac Edison's generating assets to us on August 1, 2000 included Potomac Edison assets located in West Virginia. Under a lease, a portion of these assets have been leased back to Potomac Edison to serve its West Virginia jurisdictional retail customers. We received rental income of $57.5 million for the nine month period ended September 30, 2001 and $37.1 million for the year ended December 31, 2000 from this arrangement.

        OPERATING AGREEMENTS. In connection with the transfer of generating assets from West Penn, Potomac Edison and Monongahela Power to us, we entered into operating agreements with these regulated utility subsidiaries of Allegheny Energy. Under these agreements, the transferred generation facilities are operated by West Penn, Potomac Edison and Monongahela Power, for our account, pending transfer of operating permits in Pennsylvania, Maryland and Ohio. The personnel currently operating these plants will continue to operate them after completion of this process, and these arrangements have no financial impact.

        POLLUTION CONTROL DEBT. In connection with the transfer of the generating assets of West Penn, Potomac Edison and Monongahela Power to us, we assumed $350.9 million of pollution control debt. As of September 30, 2001, West Penn was a guarantor of $230.8 million, Potomac Edison was a guarantor of $104.2 million and Monongahela Power is a co-obligor of $15.9 million of this pollution debt.

        GENERATION OUTPUT SALES. AGC sells its generation capacity to us and Monongahela Power at rates set to recover all of its operation and maintenance expenses, depreciation, taxes, and a return on its investment under a wholesale rate schedule previously accepted by FERC. AGC's sales to Monongahela Power totaled $12.6 million for the nine-month period ended September 30, 2001 and $18.9 million for the year ended December 31, 2000.

        MERCHANT CAPACITY PURCHASE. In December 1999, we purchased 276 MW of merchant capacity at Fort Martin Unit No. 1 from an affiliate of Allegheny Energy. In connection with this purchase, this affiliate transferred debt in the form of a $130 million term loan to us, which has subsequently been refinanced.

        TRANSMISSION SERVICES. We purchase transmission services from our affiliates at price terms set under FERC open-access transmission tariffs. Transmission purchases totaled $14.6 million for the nine-month period ended September 30, 2001 and $17.8 million for the year ended December 31, 2000.

        ELECTRICITY SUPPLIER TO AFFILIATES. We provide electricity to the regulated utility subsidiaries of Allegheny Energy under fixed long-term power sales agreements approved by FERC. These power sales agreements provide West Penn, Potomac Edison and Monongahela Power, all of which are regulated utility subsidiaries of Allegheny Energy, with the amount of electricity, up to their provider-of-last-resort retail load, that they may demand throughout the transition periods to deregulation. These power sales agreements currently require a significant portion of the normal operating capacity of our fleet of transferred generating assets. The rates that we charge West Penn, Potomac Edison and Monongahela Power are set in accordance with agreements approved by FERC. These affiliated revenues totaled $404 million for the nine-month period ended September 30, 2001 and $678.8 million for the year ended December 31, 2000.

        CAPITAL CONTRIBUTIONS AND DIVIDENDS. The total capital contributions to us from Allegheny Energy in connection with the transfer and purchase of generating assets were $233.8 million in 2000 and $494.3 million in 1999. Allegheny Energy made additional capital contributions to us of $26.9 million in 2000 and $12.3 million in 1999. During 2000, we returned members' capital contributions of $22.3 million. We also paid dividends to Allegheny Energy totaling $67 million during 2000 and $3.4 million during 1999. Allegheny Energy made total capital contributions to us of $445.7 million for the nine-month period ended September 30, 2001, of which $173.9 million related to transfers of generating assets from Allegheny Energy and Monongahela Power, and $271.8 million related to the purchase of the Midwest Assets and for other corporate purposes.

        MANAGEMENT, EMPLOYEE AND SERVICES AGREEMENTS. Allegheny Energy Service Corporation, a subsidiary of Allegheny Energy, currently provides various services to us, including financial and tax accounting, human resources, cash management and treasury support, purchasing, legal, information technology support, regulatory support, insurance brokering and office management. Allegheny Energy Service Corporation also provides retirement, medical and life insurance benefits to our officers, employees and their dependents. These services are provided in accordance with the Public Utility Holding Company Act of 1935.

        In addition, other than the officers and employees of Allegheny Energy Global Markets, our energy trading business, and Allegheny Energy Supply Lincoln Generating Facility, LLC, all of our employees and officers are also employed by Allegheny Energy Service Corporation. The payment of salaries, the cost of the services provided by Allegheny Energy Service Corporation, as described in the prior paragraph, and other general corporate expenses incurred by Allegheny Energy Service Corporation in connection with the provision of these services to us have been directly charged to us at cost or allocated to us using methods that we believe are reasonable. Total billings for these services were $89.9 million for the nine months ended September 30, 2001 and $95.3 million for the year ended December 31, 2000.

        MONEY POOL. Our subsidiary, AGC, and other Allegheny Energy affiliates use an internal money pool as a facility to accommodate intercompany short-term borrowing needs, to the extent that these affiliates have funds available for contribution to this pool. As of September 30, 2001, AGC had outstanding borrowings from the money pool of $2.4 million at an interest rate of 3.08%. As of December 31, 2000, AGC had outstanding borrowings from the money pool of $53.2 million at an interest rate of 6.45%.

        CONSOLIDATED TAX RETURN. We join with Allegheny Energy and its subsidiaries in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability. We received tax allocation payments from Allegheny Energy of $38 million during 2000.

        SHORT-TERM LOANS. Allegheny Energy and our affiliates occasionally make short-term loans to us in order for us to meet our working capital needs. Interest on any such loans is paid to Allegheny Energy and our affiliates at their own short-term borrowing rate. We had no outstanding short-term borrowings from Allegheny Energy and our affiliates at December 31, 2000. As of September 30, 2001, we had outstanding borrowings from Allegheny Energy and our affiliates of $450.2 million. The maximum amount outstanding for the nine month period ended September 30, 2001 was $482.4 million and $83.1 million for the year ended December 31, 2000. Interest paid to Allegheny Energy and our affiliates on such loans totaled $10.7 million for the nine month period ended September 30, 2001 and $1.1 million for the year ended December 31, 2000.

        OTHER LEASE AGREEMENTS. We have entered into various lease arrangements with our affiliates, primarily for office space and equipment. Total affiliated lease rent payments of $3.4 million for the nine month period ended September 30, 2001, $3.7 million for the year ended December 31, 2000 and $0.2 million for the year ended December 31, 1999 were recorded as rent expense.

        TENANTS IN COMMON. Certain generating assets are owned jointly by us and Monongahela Power, a regulated utility subsidiary of Allegheny Energy, as tenants in common. The assets are operated by us and Monongahela Power, with each of the owners being entitled to the available energy output and capacity in proportion to its ownership in the asset. Monongahela Power performs the billing for the jointly-owned stations located in West Virginia, while we are responsible for billing Hatfield's Ferry Power Station, a Pennsylvania station. In 2000, our share of the cost of the West Virginia stations was $400.3 million, and Monongahela Power's share of the costs of Hatfield's Ferry power station was $38.9 million. For the nine month period ended September 30, 2001 our share of the cost of the West Virginia stations was $380.5 million, and Monongahela Power's share of the costs at Hatfield's Ferry power station was $29.7 million.

                               THE EXCHANGE OFFER

        THE FOLLOWING SUMMARY OF THE REGISTRATION RIGHTS AGREEMENT AND LETTER OF TRANSMITTAL IS NOT COMPLETE AND IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY, ALL OF THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT AND THE LETTER OF TRANSMITTAL.

PURPOSE AND EFFECT OF EXCHANGE OFFER; REGISTRATION RIGHTS

        We sold the old notes on March 9, 2001, in an unregistered private placement to a group of investment banks that served as the initial purchasers. The initial purchasers then resold the old notes under an offering circular dated March 9, 2001, in reliance on Rule 144A under the Securities Act of 1933.

        As a condition to the initial sale of the old notes, we and the initial purchasers entered into a registration rights agreement. Pursuant to this agreement, we agreed to file, at our cost, with the SEC a registration statement under the Securities Act with regard to registered notes, called new notes, to be exchanged for the old notes and to use our reasonable best efforts to cause this registration statement to become effective not later than 270 days after the date of issuance of the old notes.

        The exchange offer will be open for a period of at least 30 days and not more than 45 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the old notes. During this period, we will agree to exchange the new notes for all old notes properly surrendered and not withdrawn before the expiration date of this period.

        If:

          o due to any change in law or if the SEC interpretations are changed so that they do not permit the exchange offer to take place as planned; or

          o for any other reason the exchange offer registration statement is not declared effective by December 10, 2001 or the exchange offer is not completed by January 24, 2002; or

          o an initial purchaser makes a request on the grounds that the old notes are not eligible to be exchanged for new notes,

        we will, at our cost,

          o as promptly as practicable, but in no event more than 90 days after becoming required to do so, file a registration statement under the Securities Act covering continuous resales of the old notes;

          o cause this registration statement, which we refer to as the "shelf registration statement", to be declared effective; and

          o use our best efforts to keep the shelf registration statement effective until all the old notes covered by the shelf registration statement are sold or until the old notes held by persons that are not our affiliates become freely tradeable pursuant to Rule 144(k) under the Securities Act, whichever occurs first.

        In the event a shelf registration statement is filed, we will provide to each holder for whom the shelf registration was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the old notes.

        A holder of the old notes that sells old notes pursuant to the shelf registration statement generally (i) would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, (ii) will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and (iii) will be bound by the provisions of the registration rights agreement which are applicable to that holder (including certain indemnification obligations).

TERMS OF THE EXCHANGE OFFER

        For each of the old notes properly surrendered and not withdrawn before the expiration date of the exchange offer, a new note having a principal amount equal to that of the surrendered old note will be issued.

        The form and terms of the new notes will be the same as the form and terms of the old notes except that:

          o the new notes will be registered under the Securities Act and, therefore, the global securities representing the new notes will not bear legends restricting the transfer of interests in the new notes; and

          o the provisions for payment of additional interest in case of non-registration will be eliminated.

        The new notes will evidence the same indebtedness as the old notes they replace, and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the old notes. As a result, the old notes and the new notes will be treated as a single class of notes under the indenture.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related rules and regulations of the SEC.

        Under existing SEC interpretations, the new notes would generally be freely transferable after the exchange offer without further registration under the Securities Act, except that broker-dealers receiving the new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to their resale. This view is based on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like this one. We have not, however, asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, the SEC might not treat it in the same way it has treated other exchange offers in the past. You will be relying on the no-action letters that the SEC has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

          o you must acquire the new notes in the ordinary course of your business;

          o you must have no arrangements or understanding with any person to participate in the distribution of the new notes within the meaning of the Securities Act; and

          o you must not be an "affiliate" of ours, as defined in Rule 405 of the Securities Act.

        If you wish to exchange old notes for new notes in the exchange offer you must represent to us that you satisfy all of above listed conditions. If you do not satisfy all of the above listed conditions:

          o you cannot rely on the position of the SEC set forth in the no-action letters referred to above; and

          o you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

        The SEC considers broker-dealers that acquired old notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the new notes if they participate in the exchange offer. Consequently, these broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes.

        A broker-dealer that has bought old notes for market-making or other trading activities must deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. The SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes by delivering the prospectus contained in the registration statement for the exchange offer. This prospectus may be used by a broker-dealer to resell any of its new notes. We have agreed in the registration rights agreement to send a prospectus to any broker-dealer that requests copies in the notice and questionnaire included in the letter of transmittal accompanying the prospectus for a period of up to 180 days after the date of expiration of this exchange offer.

        Unless you are required to do so because you are a broker-dealer or if you do not meet the conditions described above, you may not use this prospectus for an offer to resell, resale or other retransfer of new notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

        The expiration date for the exchange offer is 5:00 p.m., New York time, on February 22, 2002. We may extend this expiration date in our sole discretion, but in no event to a date later than February 27, 2002. If we so extend the expiration date, the term "expiration date" shall mean the latest date and time to which we extend the exchange offer.

        We reserve the right, in our sole discretion:

          o    to delay accepting any old notes;

          o    to extend the exchange offer;

          o to terminate the exchange offer if, in our sole judgment, any of the conditions described below under "--CONDITIONS TO THE EXCHANGE OFFER" shall not have been satisfied; or

          o to amend the terms of the exchange offer in any way we determine is advantageous to holders of the old notes or which is not a material change to the terms of the exchange offer.

        We will give oral or written notice of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of old notes of the amendment, and extend the offer if required by law.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

INTEREST ON THE NEW NOTES

        Interest on the new notes will accrue at the rate of 7.80% per annum on the principal amount, from the last interest payment date to which interest has been paid on the old notes, payable semiannually in arrears on March 15 and September 15.


        On December 10, 2001, special interest will start accruing at a rate of 0.25% per annum during the 90-day period immediately following that date and shall increase by 0.25% per annum at the end of each subsequent 90-day period that this registration statement is not effective, but in no event shall the rate exceed 0.50% per annum.

CONDITIONS TO THE EXCHANGE OFFER

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange new notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if:


          o the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination or on the advice of counsel, any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC;

          o any action or proceeding is instituted or threatened in any court or by the SEC or any other governmental agency with respect to the exchange offer which, in our judgment, would impair our ability to proceed with the exchange offer; or

          o we have not obtained any governmental approval which we, in our sole discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

        The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our sole discretion in whole or in part at any time and from time to time. A failure on our part to exercise any of the above rights shall not constitute a waiver of that right, and that right shall be considered an ongoing right which we may assert at any time and from time to time.

        If we determine in our sole discretion that any of the events listed above has occurred, we may, subject to applicable law:

          o refuse to accept any old notes and return all tendered old notes to the tendering holders;

          o extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes; or

          o waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

        Any determination by us concerning the above events will be final and binding.

        In addition, we reserve the right in our sole discretion to:

          o purchase or make offers for any old notes that remain outstanding subsequent to the expiration date; and

          o to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any such purchases or offers may differ from the terms of the exchange offer.

PROCEDURES FOR TENDERING

        Except in limited circumstances, only a DTC participant listed on a DTC securities position listing with respect to the old notes may tender old notes in the exchange offer. To tender old notes in the exchange offer:

          o you must instruct DTC and a DTC participant by completing the form "INSTRUCTION TO REGISTERED HOLDER FROM BENEFICIAL OWNER" accompanying this prospectus of your intention whether or not you wish to tender your old notes for new notes; or

          o you must comply with the guaranteed delivery procedures described below; and

          o DTC participants in turn need to follow the procedures for book-entry transfer as set forth below under "BOOK-ENTRY TRANSFER" and in the letter of transmittal.

        By tendering, you will make the representations described below under "REPRESENTATIONS ON TENDERING OLD NOTES." In addition, each participating broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "PLAN OF DISTRIBUTION."

        The tender by a holder of old notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If old notes are delivered to the exchange agent by book-entry transfer, only the entire amount of old notes held by a holder may be tendered for exchange. A holder of old notes will be deemed to have tendered the entire amount of old notes in connection with any book-entry transfer.

        THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS OR TRANSMISSION OF AN AGENT'S MESSAGE, AS DESCRIBED UNDER "BOOK-ENTRY TRANSFER," TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER OF OLD NOTES. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO US OR DTC. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

        Signatures on a letter of transmittal or a notice of withdrawal, as described in "WITHDRAWAL OF TENDERS" below, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution," within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an eligible institution, unless the old notes are tendered for the account of an eligible institution.

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of old notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of old notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any old notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

BOOK-ENTRY TRANSFER

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC's system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's DTC account in accordance with DTC's electronic Automated Tender Offer Program procedures for such transfer. The exchange of new notes for tendered old notes will only be made after timely:

          o confirmation of book-entry transfer of the old notes into the exchange agent's account; and

          o receipt by the exchange agent of an executed and properly completed letter of transmittal or an "agent's message" and all other required documents specified in the letter of transmittal.

        The confirmation, letter of transmittal or agent's message and any other required documents must be received at the exchange agent's address listed below under "EXCHANGE AGENT" on or before 5.00 p.m., New York time, on the expiration date of the exchange offer, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under those procedures.

        As indicated above, DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

        The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering old notes stating:

          o the aggregate principal amount of old notes which have been tendered by the participant;

          o that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the exchange offer; and

          o    that we may enforce such agreement against the participant.

        Delivery of an agent's message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal and described below under "REPRESENTATIONS ON TENDERING OLD NOTES" are true and correct.

REPRESENTATIONS ON TENDERING OLD NOTES

        By surrendering old notes in the exchange offer, you will be representing that, among other things:

          o you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

          o you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you in the exchange offer;

          o you are not an "affiliate", as defined in Rule 405 under the Securities Act, of our company;

          o you have full power and authority to tender, exchange, assign and transfer the old notes tendered;

          o we will acquire good, marketable and unencumbered title to the old notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, or other obligations relating to their sale or transfer, and not subject to any adverse claim when the old notes are accepted by us; and

          o you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new notes, and you cannot rely on the position of the SEC's staff in their no-action letters.

        If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that, by delivering a prospectus, a broker-dealer will not be deemed to be an "underwriter" within the meaning of the Securities Act. See also "PLAN OF DISTRIBUTION."

GUARANTEED DELIVERY PROCEDURES

        The following guaranteed delivery procedures are intended for holders who wish to tender their old notes but:

          o the holders cannot deliver the letter of transmittal or any required documents specified in the letter of transmittal before the expiration date of the exchange offer; or

          o the holders cannot complete the procedure under the respective DTC standard operating procedures for electronic tenders before expiration of the exchange offer.

        The conditions that must be met to tender old notes through the guaranteed delivery procedures are as follows:

          o    the tender must be made through an eligible institution;

          o before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message in lieu of notice of guaranteed delivery:

               - setting forth the name and number of the account at DTC and the principal amount of old notes tendered;

               - stating that the tender offer is being made by guaranteed delivery; and

          o guaranteeing that, within five business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, or an agent's message and a confirmation of a book-entry transfer of the old notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

          o the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal or an agent's message in the case of a book-entry transfer, as well as a confirmation of book-entry transfer of the old notes into the exchange agent's account, and any other documents required by the letter of transmittal, within five business days after expiration of the exchange offer.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

        Your tender of old notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of old notes at any time prior to 5:00 p.m., New York time, on the expiration date.

        For a withdrawal to be effective for DTC participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC.

        Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, for such withdrawal notices, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to them unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following the procedures described above under "PROCEDURES FOR TENDERING" at any time prior to the expiration date.

EXCHANGE AGENT

        We have appointed Bank One Trust Company, N.A. as exchange agent in connection with the exchange offer. Holders should direct questions, requests for assistance and for additional copies of this prospectus, the letter of transmittal or notices of guaranteed delivery to the exchange agent addressed as follows:

    By Mail, Hand Delivery or Overnight Courier:             By Facsimile Transmission:

            Bank One Trust Company, N.A.                           (312) 407-8853
         One North State Street, 9th Floor                      ATTENTION: Exchanges
              Chicago, Illinois 60602
                ATTENTION: Exchanges                    CONFIRM BY TELEPHONE: (800) 524-9472

        FOR INFORMATION CALL: (800) 524-9472

        Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

FEES AND EXPENSES

        We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will pay the exchange agent for its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the old notes and in handling or forwarding tenders for exchange.

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes. If, however, a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

CONSEQUENCES OF FAILURE TO PROPERLY TENDER OLD NOTES IN THE EXCHANGE

        We will issue the new notes in exchange for old notes under the exchange offer only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the old notes desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act. Upon completion of the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

        Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining old notes. Remaining old notes will continue to be subject to the following restrictions on transfer:

          o holders may resell old notes only if an exemption from registration is available or, outside the U.S., to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act; and

          o the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

        To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

                              DESCRIPTION OF NOTES

GENERAL

        The new notes will be issued under an indenture, dated March 15, 2001, between us and Bank One Trust Company, N.A., as trustee. The following summaries of certain provisions of the new notes and the indenture do not purport to be complete and are subject, and qualified in their entirety by reference, to all of the provisions of the new notes and the indenture, including the definitions of terms therein.

        The new notes are unsecured and will rank equally with all of our unsecured and unsubordinated debt, if any. The new notes will be effectively subordinated to all of our secured debt, if any.

        The new notes will be denominated in U.S. dollars and principal and interest will be paid in U.S. dollars. The new notes are not subject to any conversion, amortization, or sinking fund.

        The new notes are not guaranteed by, or otherwise obligations of, Allegheny Energy or any of its direct or indirect subsidiaries other than our company.

        In the discussion that follows, references to paying principal of the new notes are to payment at maturity or redemption.

        Definitions of certain capitalized terms used below can be found at the end of this section under "CERTAIN DEFINITIONS."

PRINCIPAL, MATURITY AND INTEREST

        The new notes are unlimited in aggregate principal amount. The new notes initially will be issued in an aggregate principal amount of up to $400,000,000.

        The new notes will mature on March 15, 2011. Interest will be payable on the new notes semiannually on March 15 and September 15 of each year until the principal is paid or made available for payment. Interest on the new notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        Payment of principal of the new notes will be made against surrender of such new notes at the office or agency of our company in Hagerstown, Maryland. Payment of interest on the new notes will be made to the person in whose name such new notes are registered at the close of business on the March 1 or September 1 immediately preceding the relevant interest payment date. For so long as the new notes are issued in book-entry form, payments of principal and interest shall be made in immediately available funds by wire transfer to The Depository Trust Company, or DTC, or its nominee. If the new notes are issued in certificated form to a holder other than DTC, payments of principal and interest will be made by check mailed to such holder at such holder's registered address or, upon written application by a holder of $1,000,000 or more in aggregate principal amount of new notes to the trustee in accordance with the terms of the indenture, by wire transfer of immediately available funds to an account maintained by such holder with a bank or other financial institution. Default interest will be paid in the same manner to holders as of a special record date established in accordance with the indenture.

        All amounts paid by us for the payment of principal, premium, if any, or interest on any new notes that remain unclaimed at the end of two years after such payment has become due and payable will be repaid to us and the holders of such new notes will thereafter look only to us for payment thereof.

REDEMPTION AT OUR OPTION

        We may, at our option, redeem the new notes in whole or in part at any time at a redemption price equal to the greater of:

          o 100% of the principal amount of the new notes to be redeemed, plus accrued interest to the redemption date, or

          o as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the new notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 35 basis points, plus accrued interest to the redemption date.

        The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

        We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the new notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the new notes or portions of the new notes called for redemption.

BOOK-ENTRY SYSTEM

        Upon issuance, all new notes will be represented by a single global note.

        Each global note will be deposited with, or on behalf of The Depository Trust Company, or DTC, and registered in the name of DTC's nominee, Cede & Co.

        DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants in deposited securities through electronic computerized book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. "Direct participants" include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the SEC.

        Purchases of new notes under the DTC system must be made by or through direct participants, which will receive a credit for the new notes on DTC's records. The ownership interest of each actual purchaser of each note, each called a beneficial owner, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the new notes, except in the event that the use of the book-entry system for the new notes is discontinued as described below.

        To facilitate subsequent transfers, all new notes deposited by participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of new notes with a custodian for DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the new notes; DTC's records reflect only the identity of the direct participants to whose accounts such new notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to Cede & Co. If less than all of the interests in a new note are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such new note to be redeemed.

        Neither DTC nor Cede & Co. will consent or vote with respect to the new notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts interests in the new notes are credited on the record date (identified in a listing attached to the omnibus proxy).

        Principal and interest payments on the new notes will be made to DTC by wire transfer of immediately available funds. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we, the trustee nor any initial purchaser will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        DTC may discontinue providing its services as securities depositary with respect to the new notes at any time by giving reasonable notice to us.

        New notes represented by a global note are exchangeable for certificated notes with the same terms in authorized denominations only if:

          o DTC notifies us that it is unwilling or unable to continue as depositary for such global note or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

          o we determine not to require all of the new notes to be represented by a global note and notify the trustee of our decision; or

          o there shall have occurred and be continuing an event of default or any event which after notice or lapse of time or both would be an event of default with respect to the notes.

CERTAIN DEFINITIONS

        Set forth below are definitions of some of the terms used in this prospectus.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the new notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new notes.

        "Comparable Treasury Price" means, with respect to any redemption date:

          o the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations; or

          o if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

        "Indebtedness" of any person means (i) all indebtedness of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such person to pay the deferred purchase price of property or services, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) all capital lease obligations of such person (excluding leases of property in the ordinary course of business), (vi) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities other than commercial leases, (vii) all unconditional obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or other equity interests of such person or any warrants, rights, or options to acquire such capital stock or other equity interests, (viii) all Indebtedness of any other person of the type referred to in clauses (i) through
(vii) guaranteed by such person or for which such person shall otherwise (including pursuant to any keepwell, makewell or similar arrangement) become directly or indirectly liable, and (ix) all Indebtedness of the type referred to in clauses (i) through (vii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property.

        "Quotation Agent" means the Reference Treasury Dealer appointed by us.

        "Rating Agencies" means Standard & Poor's Rating Services, Moody's Investors Services, Inc. and Fitch, Inc.

        "Reference Treasury Dealer" means (i) each of Salomon Smith Barney Inc., Banc of America Securities LLC, Chase Securities Inc., Mellon Financial Markets, LLC and SunTrust Equitable Securities Corporation and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

        "Subsidiary" means any corporation or other entity of which sufficient voting stock or other ownership or economic interests having ordinary voting power to elect a majority of the board of directors (or equivalent body) are at the time directly or indirectly held by us.

CERTAIN COVENANTS

     MERGERS AND CONSOLIDATIONS

        We will not consolidate with or merge with or into any other person, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, and we will not permit any person to consolidate with or merge with or into us, unless:

          o immediately prior to and immediately following such consolidation, merger, sale or lease, no Event of Default under the indenture shall have occurred and be continuing; and

          o we are the surviving or continuing corporation, or the surviving or continuing corporation or corporation that acquires by sale, conveyance, transfer or lease is incorporated in the United States and expressly assumes the payment and performance of all of our obligations under the indenture and the new notes.

     LIMITATION ON LIENS

        We shall not, and shall not permit any Subsidiary to issue, assume, guarantee or permit to exist any Indebtedness secured by any lien on any property of ours or any Subsidiary's, whether owned on the date that the new notes are issued or thereafter acquired, without in any such case effectively securing the outstanding new notes (together with, if we shall so determine, any other Indebtedness of or guaranteed by our company ranking equally with the new notes) equally and ratably with such Indebtedness (but only so long as such Indebtedness is so secured); provided, however, that the foregoing restriction shall not apply to the following permitted liens:

          (i) pledges or deposits in the ordinary course of business in connection with trading in electricity and other forms of energy, as well as those related to financial or other hedging obligations, and in connection with bids, tenders, contracts or statutory obligations or to secure surety or performance bonds;

          (ii) liens imposed by law, such as carriers', warehousemen's and mechanics' liens, arising in the ordinary course of business;

         (iii) liens for property taxes being contested in good faith;

          (iv) minor encumbrances, easements or reservations which do not in the aggregate materially adversely affect the value of the properties or impair their use;

          (v) liens on any property existing at the time of acquisition thereof (which liens may also extend to subsequent repairs, alterations and improvements to such property);

          (vi) liens on property existing at the time of acquisition thereof by us or a Subsidiary, or to secure any indebtedness incurred by us or a Subsidiary prior to, at the time of, or within 270 days after the later of the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operation of the property, which indebtedness is incurred for the purpose of financing all or any part of the purchase price or construction or improvements; PROVIDED, HOWEVER, that in the case of any such acquisition, construction or improvement the lien shall not apply to any property previously owned by us or a Subsidiary;

         (vii) liens, if any, in existence on the date that the new notes are issued;

        (viii) mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing or the District of Columbia, to finance the acquisition or construction of property, and on which the interest is not, in the opinion of tax counsel of recognized standing or in accordance with a ruling issued by the Internal Revenue Service, includible in gross income of the holder by reason of Section 103(a)(1) of the Internal Revenue Code (or any successor to such provision) as in effect at the time of the issuance of such obligations;

          (ix) other liens to secure Indebtedness so long as the amount of outstanding Indebtedness secured by liens pursuant to this clause
               (ix) does not exceed 30% of our consolidated assets; and

          (x) liens granted in connection with extending, renewing, replacing or refinancing any of the Indebtedness (so long as there is no increase in the principal amount of the Indebtedness), described in the foregoing clauses (v) through (ix).

        In the event that we shall propose to pledge, mortgage or hypothecate any property, other than as permitted by clauses (i) through (x) of the previous paragraph, we shall (prior thereto) give written notice thereof to the trustee, who shall give notice to the holders, and we shall, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively secure all the new notes equally and ratably with such Indebtedness.

     RESTRICTION ON SALES AND LEASEBACKS

        We shall not, and shall not permit any Subsidiary to, enter into any sale and leaseback transaction unless we comply with this restrictive covenant. A "sale and leaseback transaction" generally is an arrangement between us or any Subsidiary and a bank, insurance company or other lender or investor where we or any Subsidiary lease real or personal property which was or will be sold by us or any Subsidiary to that lender or investor.

        We can comply with this restrictive covenant if we meet either of the following conditions:

          (i) the sale and leaseback transaction is entered into prior to, concurrently with or within 270 days after the acquisition, the completion of construction (including any improvements on an existing property) or the commencement of commercial operations of the property; or

          (ii) we or our Subsidiary could otherwise grant a lien on the property as a permitted lien described in "--Limitation on Liens."

EVENTS OF DEFAULT

        "Event of default" means any of the following:

          o failure to pay the principal of (or premium, if any, on) any new note when due and payable;

          o failure to pay for 30 days any interest on any new note when due and payable;

          o an event of default, as defined in any of our instruments under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of our company that has resulted in the acceleration of such Indebtedness, or any default occurring in payment of any such Indebtedness at final maturity (and after the expiration of any applicable grace periods), other than such Indebtedness the principal of, and interest on which, does not individually, or in the aggregate, exceed $25,000,000;

          o failure to perform any other requirements in the new notes or in the indenture for 60 days after notice;

          o one or more final judgments, decrees or orders of any court, tribunal, arbitrator, administrative or other governmental body or similar entity for the payment of money is rendered against us or any of our properties in an aggregate amount in excess of $25,000,000 (excluding the amount covered by insurance) and such judgment, decree or order remains unvacated, undischarged and unstayed for more than 60 consecutive days, except while being contested in good faith by appropriate proceedings; or

          o    certain events of bankruptcy or insolvency.

        If an event of default occurs and continues, the trustee or the holders of at least 25% of the principal amount of the new notes may require us to repay the entire principal of the new notes immediately ("repayment acceleration"). In most instances, the holders of at least a majority in aggregate principal amount of the new notes may rescind a previously triggered repayment acceleration. However, if we cause an event of default because we have failed to pay (unaccelerated) principal, premium, if any, or interest, repayment acceleration may be rescinded only if we have first cured our default by depositing with the trustee enough money to pay all (unaccelerated) past due amounts and penalties, if any.

        The trustee must within 90 days after a default occurs, notify the holders of the new notes of default unless such default has been cured or waived. We are required to file an annual certificate with the trustee, signed by an officer, concerning any default by us under any provisions of the indenture.

        Subject to the provisions of the indenture relating to its duties in case of default, the trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders unless such holders offer the trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the new notes of any series may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the trustee with respect to such new notes.

MODIFICATION OF INDENTURE

        Under the indenture, our rights and obligations and the rights of the holders of any new notes may be changed. Any change affecting the rights of the holders of any series of new notes requires the consent of the holders of not less than a majority in aggregate principal amount of the outstanding new notes of all series affected by the change, voting as one class. However, we cannot change the terms of payment of principal or interest, or a reduction in the percentage required for changes or a waiver of default with respect to any new note unless the holder consents. We may take other action that does not affect the rights of holders by executing supplemental indentures without the consent of any noteholders.

DEFEASANCE

        We may at any time terminate all of our obligations with respect to the new notes ("defeasance"), except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the new notes, to replace mutilated, destroyed, lost or stolen new notes as required by the indenture and to maintain agencies in respect of new notes. We may at any time terminate our obligations under certain restrictive covenants set forth in the indenture and any omission to comply with such obligations shall not constitute an event of default with respect to the new notes ("covenant defeasance"). To exercise either defeasance or covenant defeasance, we must deposit in trust, for the benefit of the holders of the new notes, with the trustee sufficient cash or U.S. government securities, or a combination thereof, in such amounts as will be sufficient to pay the principal of, and premium, if any, and interest on the new notes and any other sums due to the stated maturity date or a redemption date of the new notes and deliver to the trustee an opinion of counsel stating that the federal income tax obligations of noteholders will not change as a result of us performing the action described above.

SATISFACTION AND DISCHARGE

        The indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of new notes) as to all outstanding new notes when:

          o either (a) all such new notes theretofore authenticated and delivered (except lost, stolen or destroyed new notes that have been replaced or paid and new notes for whose payment money has been deposited in trust or segregated and held in trust by us and repaid to us or discharged from such trust) have been delivered to the trustee for cancellation or (b) all such new notes not theretofore delivered to the trustee for cancellation have become due and payable, will become due and payable at the stated maturity date within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense, and we have deposited or caused to be deposited with the trustee as trust funds in trust for the purpose sufficient cash or government obligations in such amounts sufficient to pay and discharge the entire indebtedness on the new notes not theretofore delivered to the trustee for cancellation, for principal amount, premium, if any, and interest to the date of such deposit (in the case of new notes which have become due and payable) or to the stated maturity date or a redemption date, as the case may be;

          o we have paid or caused to be paid all other sums payable by us under the indenture; and

          o we have delivered (a) irrevocable instructions to the trustee to apply the deposited money toward the payment of the new notes at the stated maturity or on a redemption date, as the case may be and (b) an officers' certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

CONCERNING THE TRUSTEE

        We and our affiliates use or will use some of the banking services of the trustee in the normal course of business.

GOVERNING LAW

        The indenture, the supplemental indentures and the new notes will be governed by the laws of the State of New York.

RATINGS

        Standard & Poor's Rating Services, Moody's Investors Service, Inc. and Fitch, Inc. have given the new notes the ratings set forth under "SUMMARY -- TERMS OF THE NEW NOTES." Such ratings reflect only the views of these organizations, and an explanation of the significance of each such rating may be obtained from Standard & Poor's Rating Services, 55 Water Street, New York, New York 10004, Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007, or Fitch, Inc., One State Street Plaza, New York, New York 10004. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. There is no assurance that such ratings will continue for any given period of time or that they will not be revised downward or withdrawn entirely by such rating agencies or either of them if, in their judgment, circumstances so warrant. A downward change in or withdrawal of such ratings by any of them may have an adverse effect on the market price of the new notes.

                   IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS

        The exchange of old notes for new notes will not be treated as a taxable transaction for U.S. Federal income tax purposes because the terms of the new notes will not be considered to differ materially in kind or extent from the terms of the old notes. Rather, the new notes you receive will be treated as a continuation of your investment in the old notes. As a result, you will not have any material U.S. Federal income tax consequences if you exchange your old notes for new notes.


        IF YOU ARE THINKING ABOUT EXCHANGING YOUR OLD NOTES FOR NEW NOTES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING UNDER STATE, LOCAL OR FOREIGN LAWS.

                                     EXPERTS

        The financial statements of Allegheny Energy Supply Company, LLC as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and for the period November 18, 1999 to December 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The Statement of Assets Acquired and Liabilities Assumed as of December 29, 2000 and Statement of Revenues and Direct Expenses for the year ended December 29, 2000 of the Global Energy Markets (a unit of Merrill Lynch Capital Services) business purchased on March 16, 2001 by Allegheny Energy Supply Company, LLC included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes where such broker-dealer acquired old notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make available a prospectus, as amended or supplemented, meeting the requirements of Securities Act to any broker-dealer for use in connection with those resales.

        We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers may sell new notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

        Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act. A profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the old notes other than commission or concessions of any broker or dealers and will indemnify the holders of the old notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

                              VALIDITY OF THE NOTES

        The validity of the new notes will be passed upon for us by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498.


                             AVAILABLE INFORMATION

        We have filed a registration statement on Form S-4 with the SEC in connection with this exchange offer. This prospectus is part of that registration statement. When this registration statement goes effective, we will be required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.

                          INDEX TO FINANCIAL STATEMENTS

Consolidated Statement of Operations - For the three months and nine months ended September 30, 2001 and 2000 (Unaudited)...........................................  F-2
Consolidated Statement of Cash Flows - For the nine months
     ended September 30, 2001 and 2000 (Unaudited)...........................................  F-3
Consolidated Balance Sheets - September 30, 2001 and
     December 31, 2000 (Unaudited)...........................................................  F-5
Consolidated Statement of Comprehensive Income - For the three months and nine months ended September 30, 2001 and 2000 (Unaudited)...........................................  F-7
Notes to Consolidated Financial Statements (Unaudited).......................................  F-8
Report of Independent Accountants............................................................  F-17
Consolidated Statement of Operations - For the year ended December 31, 2000 and for the Period from November 18, 1999 Inception Date through
     December 31, 1999 ......................................................................  F-18
Consolidated Statement of Members' Equity - For the year ended December 31, 2000 and for the Period from November 18, 1999 Inception Date through
     December 31, 1999 ......................................................................  F-19
Consolidated Statement of Cash Flows - For the year ended December 31, 2000 and for the Period from November 18, 1999 Inception Date through
     December 31, 1999 ......................................................................  F-20
Consolidated Balance Sheet - December 31, 2000 and December 31, 1999.........................  F-21
Notes to Consolidated Financial Statements...................................................  F-23
Quarterly Financial Information - For the quarterly periods ended December 31, 1999,
     March 31, 2000, June 30, 2000, September 30, 2000 and December 31, 2000
     (Unaudited).............................................................................  F-36
Report of Independent Accountants ...........................................................  F-37
Statement of Revenues and Direct Expenses of Global Energy Markets
     purchased on March 16, 2001 - For the year ended
     December 29, 2000 ......................................................................  F-38
Statement of Assets Acquired and Liabilities Assumed of Global Energy
     Markets purchased on March 16, 2001 - As of December 29, 2000 ..........................  F-39
Notes to Financial Statements ...............................................................  F-40


                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (Thousands of Dollars)


                                                      UNAUDITED                          UNAUDITED
                                                   THREE MONTHS ENDED               NINE MONTHS ENDED
                                                       SEPTEMBER 30                    SEPTEMBER 30
                                               -----------------------------   -----------------------------
                                                   2001           2000*            2001            2000*
                                               -------------    ------------   -------------   -------------
Operating Revenues:
   Retail                                         $   26,406       $  42,843      $  113,238      $  155,828
   Wholesale                                       2,999,393         407,602       6,114,380         822,171
   Affiliated                                        286,407         238,785         845,362         497,601
                                                   ---------         -------       ---------       ---------
      Total Operating Revenues                     3,312,206         689,230       7,072,980       1,475,600
                                                   ---------         -------       ---------       ---------

Cost of Sales (Exclusive of depreciation
   and amortization shown separately below):
   Fuel for electric generation                      132,531          93,463         338,943         216,524
   Purchased energy and transmission               2,819,039         496,356       5,922,093         992,527
      Cost of Sales                                2,951,570         589,819       6,261,036       1,209,051
                                                   ---------         -------       ---------       ---------
   Net Revenues                                      360,636          99,411         811,944         266,549

Other Operating Expenses:
   Selling, general and administrative                50,169           9,001         104,757          28,753
   Other operation                                    13,373           9,226          44,136          23,437
   Maintenance                                        29,528          18,689          98,622          53,936
   Depreciation and amortization                      34,491          14,391          80,737          39,296
   Taxes other than income taxes                      16,389          15,989          50,681          41,386
                                                     -------          ------         -------         -------
      Total Operating Expenses                       143,950          67,296         378,933         186,808
                                                     -------          ------         -------         -------
Operating Income                                     216,686          32,115         433,011          79,741

Other Income and Expenses                                702           1,113           4,938           3,384

Interest Charges:
   Interest charges                                   35,001          11,694          78,593          24,269
   Interest capitalized                               (2,094)         (1,508)         (4,545)         (3,861)
                                                      ------          ------          ------          ------
      Total Interest Charges                          32,907          10,186          74,048          20,408
                                                      ------          ------          ------          ------

Consolidated Income Before Income Taxes,
   Minority Interest, and Cumulative
   Effect of Accounting Change                       184,481          23,042         363,901          62,717

Federal and State Income Taxes                        65,872           7,150         129,044          18,721

Minority Interest                                        962           1,133           3,646           1,133
                                                         ---           -----           -----           -----

Consolidated Income Before Cumulative
   Effect of Accounting Change                       117,647          14,759         231,211          42,863

Cumulative Effect of Accounting Change                                               (31,147)
                                                 -----------       ---------      ----------      ----------
Consolidated Net Income                          $   117,647       $  14,759      $  200,064      $   42,863
                                                 ===========       =========      ==========      ==========

See accompanying notes to consolidated financial statements.
*Certain amounts have been reclassified for comparative purposes.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Thousands of Dollars)


                                                                                UNAUDITED
                                                                               NINE MONTHS
                                                                            ENDED SEPTEMBER 30
                                                                       ----------------------------
                                                                            2001           2000
                                                                       -------------   ------------
CASH FLOWS USED IN OPERATIONS:
Consolidated net income                                                   $  200,064      $  42,863
Cumulative effect of accounting change, net                                   31,147
                                                                          ----------      ---------

Consolidated income before cumulative effect of
   accounting change, net                                                    231,211         42,863
Deferred investment credit and income taxes, net                             231,799          9,863
Depreciation and amortization                                                 80,737         39,296
Unconsolidated subsidiary dividends in excess of
   earnings                                                                                   1,535
Minority interest in AGC, Inc.                                                 3,646          1,133
Loss of plant retirements                                                                     4,972
Adverse purchase commitment                                                                 (14,118)
Unrealized gains on commodity contracts, net                                (567,562)
Changes in certain assets and liabilities:
   Accounts receivable, net                                                  (26,866)      (193,655)
   Affiliated accounts receivable/payable, net                               (45,906)       (14,885)
   Materials and supplies                                                      6,584          7,489
   Deposits                                                                  (68,035)
   Accounts payable                                                           68,431        173,686
   Taxes accrued                                                              27,558          5,450
   Purchased options                                                          17,056          5,367
   Prepaid taxes                                                            (133,211)       (27,870)
   Interest accrued                                                            3,282         (1,320)
   Payroll accrued                                                            32,805
   Accrued major maintenance                                                   9,205          2,991
   Customer deposits                                                          17,250
Other, net                                                                    (8,042)         1,454
                                                                           ---------        -------
                                                                            (120,058)        44,251
                                                                           ---------        -------
CASH FLOWS USED IN INVESTING:
Acquisition of business and generating assets                             (1,548,612)
Construction expenditures                                                   (132,573)      (125,320)
                                                                          ----------       ---------
                                                                          (1,681,185)      (125,320)
                                                                          ----------       ---------
CASH FLOWS FROM FINANCING:
Notes payable to Parent and affiliates                                       299,300       (16,350)
Issuance of long-term debt                                                   396,580
Short-term debt, net                                                         847,737        114,392
Funds on deposit with trustee                                                                 4,576
Parent company contribution                                                  271,850         21,305
Dividends paid to minority shareholder                                        (5,835)        (2,160)
Dividends paid to Parent                                                                    (42,000)
                                                                          ----------       ---------
                                                                           1,809,632         79,763
                                                                          ----------       ---------
Net change in cash and temporary cash investments                              8,389         (1,306)
Cash and temporary cash investments at January 1                                 420          1,668
                                                                          ----------       ---------
Cash and temporary cash investments at September 30                      $     8,809      $     362
                                                                         ===========      ==========



                                                                                 UNAUDITED
                                                                                NINE MONTHS
                                                                             ENDED SEPTEMBER 30
                                                                        ---------------------------
                                                                            2001          2000
                                                                        ------------   ------------


Supplemental Cash Flow Information:
Cash paid during the period for:

   Interest (net of amount capitalized)                                 $     74,152   $     31,654
   Income taxes                                                                1,105         41,079

---------
         Non-cash investing activities:

                On March 16, 2001, the Company acquired Global Energy Markets from Merrill Lynch, which we refer to as the Energy Trading Business. Effective June 29, 2001, the transaction was completed and Merrill Lynch has a 1.967% equity membership interest in the Company. See Note 5 to the consolidated financial statements regarding the generating asset transfers from Monongahela Power Company and Allegheny Energy, Inc.

         See accompanying notes to consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET
                             (Thousands of Dollars)

                                                                        UNAUDITED
                                                        -----------------------------------------
                                                        SEPTEMBER 30, 2001      DECEMBER 31, 2000
                                                        -------------------     -----------------
ASSETS:
Current Assets:
Cash and temporary cash investments                               $    8,809             $      420
Accounts receivable:
   Nonaffiliated                                                     211,781                190,823
   Affiliates, net                                                    25,548
   Allowance for uncollectible accounts                               (2,874)                (5,776)

Materials and supplies - at average cost:
   Operating and construction                                         52,479                 47,051
   Fuel                                                               27,571                 33,044
Deposits                                                              68,035
Deferred income taxes                                                                        11,907
Prepaid taxes                                                        154,034                 20,036
Commodity contracts                                                1,698,927                234,537
Other                                                                  5,026                  3,856
                                                                  ----------              ---------
                                                                   2,249,336                535,898
                                                                  ----------              ---------
Property, Plant and Equipment:
At original cost, including $192,468 and
   $107,284 under construction                                     5,280,216              3,807,691
Accumulated depreciation                                          (1,926,520)            (1,754,823)
                                                                  ----------               --------
                                                                   3,353,696              2,052,868
                                                                  ----------               --------

Investments including intangibles:
Excess of costs over net assets acquired
   (net of amortization of $7.8 million)                             373,958
Other                                                                  1,670                    250
                                                                 -----------              ---------
                                                                     375,628                    250
                                                                 -----------              ---------
Deferred Charges                                                      46,007                 18,556
                                                                 -----------              ---------
Total                                                             $6,024,667             $2,607,572
                                                                 ===========             ==========
LIABILITIES AND MEMBERS' EQUITY:
Current Liabilities:
Long-term debt due within one year                                $   83,507
Note payable to Parent and affiliates                                452,550             $   53,250
Short-term debt                                                      913,502                165,765
Accounts payable                                                     315,010                244,540
Accounts payable to affiliates, net                                                          20,571
Deferred income taxes                                                214,812
Taxes accrued:
   Federal and state income                                           32,367                  6,856
   Other                                                              26,442                 24,776
Customer deposits                                                     17,250
Interest accrued                                                      12,407                  9,007
Payroll accrued                                                       32,805
Commodity contracts                                                  969,520                224,591
Other                                                                 13,719                  4,813
                                                                  ----------               --------
                                                                   3,083,891                754,099
                                                                  ----------               --------



                                                                        UNAUDITED
                                                        -----------------------------------------
                                                        SEPTEMBER 30, 2001      DECEMBER 31, 2000
                                                        -------------------     -----------------
Long-term Debt                                                       892,714                563,433
                                                                   ---------               --------
Minority Interest                                                     30,912                 38,980
                                                                   ---------               --------
Deferred Credits and Other Liabilities:
Unamortized investment credit                                         64,622                 65,823
Deferred income taxes                                                397,052                399,751
Other                                                                 35,028                 25,843
                                                                   ---------               --------
                                                                     496,702                491,417
                                                                   ---------               --------


Commitments and Contingencies (See Note 12)

Members' Equity                                                    1,520,448                759,643
                                                                  ----------             ----------
Total                                                             $6,024,667             $2,607,572
                                                                  ==========             ==========

--------
         See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                             (Thousands of Dollars)

                                                               UNAUDITED                       UNAUDITED
                                                          THREE MONTHS ENDED                  NINE MONTHS
                                                               SEPTEMBER 30                 ENDED SEPTEMBER 30
                                                       -----------------------------     ------------------------
                                                            2001             2000           2001          2000
                                                       --------------     ----------     ----------     ---------
   Consolidated net income                                   $117,647        $14,759       $200,064       $42,863
      Other comprehensive income (loss):
         Unrealized gains (losses) on cash flow hedges:

            Cumulative effect of accounting
                 change - gain on cash flow hedges                                            1,478
            Unrealized gain (loss) on cash flow
                 hedges for the period, net of
                 reclassification to
                 earnings                                       3,082                        (1,478)
                                                            ----------     ---------      ----------     ---------
         Net realized loss on cash flow hedges,
            net of reclassification to earnings                 3,082
                                                            ----------     ---------      ----------     ---------
         Total other comprehensive income (loss)                3,082
                                                            ----------     ---------      ----------     ---------
   Consolidated comprehensive income                         $120,729        $14,759       $200,064       $42,863
                                                            ==========     =========      ==========     ==========

--------
    See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        1. The Notes to Consolidated Financial Statements of Allegheny Energy Supply Company, LLC (the Company) for the year ended December 31, 2000, should be read with the accompanying consolidated financial statements and the following notes. The accompanying consolidated financial statements appearing on pages F-2 through F-7 and these notes to consolidated financial statements are unaudited. In the opinion of the Company, such consolidated financial statements together with these notes contain all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the Company's financial position as of September 30, 2001, the results of operations for three and nine months ended September 30, 2001 and 2000, cash flows for the nine months ended September 30, 2001 and 2000, and comprehensive income for the three and nine months ended September 30, 2001 and 2000. Certain prior period amounts in these financial statements and notes have been reclassified for comparative purposes.

        2. On March 16, 2001, the Company acquired Global Energy Markets (the Energy Trading Business) the energy commodity marketing and trading unit of Merrill Lynch Capital Services, Inc. (Merrill Lynch). The acquired business, which is now called Allegheny Energy Global Markets, LLC (Allegheny Energy Global Markets), conducts the Company's wholesale marketing, energy trading, fuel procurement and risk management activities and provides customers with customized energy management solutions to assist in meeting energy requirements.

        The Company's acquisition of the Energy Trading Business from Merrill Lynch included the following:

          o The majority of the existing energy trading contracts of the Energy Trading Business


          o Employees engaged in energy trading activities that accepted employment with Allegheny Energy Global Markets


          o    Rights to certain intellectual property


          o    Memberships in exchanges or clearinghouses


          o    Other tangible property


        The identifiable assets acquired were recorded at estimated fair values. Consideration paid and assets acquired were as follows:

   (Millions of Dollars)
   Cash purchase price                                            $489.2
   Commitment for equity interest in subsidiary                    115.0
   Direct costs of the acquisition                                   6.4
                                                                  ------

            Total acquisition cost                                 610.6
                                                                  ------

   Less:  Estimated fair value of assets acquired
       Commodity contracts                                         218.3
       Property, plant, and equipment                                2.5
       Other assets                                                  1.4
                                                                  ------

   Excess of cost over net assets acquired                        $388.4
                                                                  ======


        The Company acquired this business for $489.2 million in cash plus the issuance of a 1.967% equity membership interest in itself. The cash portion of the transaction closed on March 16, 2001, and was financed by issuing $400.0 million of 7.80% notes due 2011 and issuing short-term debt for the balance. By order dated May 30, 2001, the Securities and Exchange Commission (SEC) authorized the issuance of an equity membership interest in the Company to Merrill Lynch. Effective June 29, 2001, the transaction was completed and Merrill Lynch now has a 1.967% equity ownership in the Company.

        The acquisition was recorded using the purchase method of accounting and, accordingly, the consolidated statement of operations includes the results of Allegheny Energy Global Markets, beginning March 16, 2001.

        The excess of costs over net assets acquired will be amortized by the straight-line method using a 15-year amortization period. However, effective January 1, 2002, the Company will adopt the Financial Accounting Standards Board
(FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and, accordingly, will cease the amortization of goodwill and account for goodwill on an impairment-only approach. The Company will be evaluating the effect of adopting SFAS No. 142 on its results of operations and financial position prior to its adoption of the standard on January 1, 2002.

        3. At September 30, 2001, the Company owned all of the outstanding membership interests of its subsidiary, Allegheny Energy Global Markets, LLC and 77.03% of the outstanding common stock of its subsidiary, Allegheny Generating Company (AGC). The consolidated financial statements include the accounts of the Company and its subsidiary companies after elimination of intercompany transactions.

        4. On May 3, 2001, the Company completed the acquisition of 1,710 megawatts (MW) of natural gas-fired generating capacity in Illinois, Indiana, and Tennessee from Enron North America (Enron). We refer to these assets as the Midwest Assets. The three generating plants will increase the portfolio of generating assets and commodity contracts managed by Allegheny Energy Global Markets. The $1.053 billion purchase price was financed with short-term debt of $550 million from a group of credit providers, a $325 million parent loan, a $175 million parent equity contribution, and other short-term debt. The Company expects to refinance the short-term debt with a long-term source of financing in 2001.

        5. On October 5, 2000, the Ohio Public Utilities Commission (Ohio PUC) approved a settlement to implement a restructuring plan for Monongahela Power Company (Monongahela Power), a regulated utility subsidiary of Allegheny Energy. The restructuring plan allowed Monongahela Power to transfer its Ohio jurisdictional generating assets to the Company at net book value. Monongahela Power transferred the approximately 352 MW of Ohio and Federal Energy Regulatory Commission, or FERC, jurisdictional generating assets to the Company on June 1, 2001.

        In January 2001, Allegheny Energy, Inc. (Allegheny Energy) purchased 83 MW of Potomac Electric Power Company's share in the 1,711 MW Conemaugh generating station in west-central Pennsylvania. Allegheny Energy transferred the subsidiary owning these generating assets to the Company on June 29, 2001.

        In 1999, Allegheny Energy Units No. 1 & 2, LLC, a subsidiary of Allegheny Energy, completed construction of and placed into operation two 44 MW, simple-cycle gas combustion turbines in Springdale, Pennsylvania. Allegheny Energy merged this subsidiary with the Company on June 1, 2001.

        The net effect of the generating assets transferred to the Company are shown below:

                                                        MONONGAHELA  ALLEGHENY ENERGY
                                                        POWER         UNITS NO. 1 & 2       CONEMAUGH           TOTAL
                                                        -----------  ----------------       ---------           -----
                                                                        (MILLIONS OF DOLLARS)
Total Assets:
Current assets                                               $  5.9            $  1.4                        $    7.3
Property, plant, and equipment                                 68.4              46.8           $79.0           194.2
Allegheny Generating Company                                    5.9                                               5.9
Deferred charges                                                 .1                                                .1
                                                              -----             -----           -----          ------
Total                                                         $80.3             $48.2           $79.0          $207.5
                                                              =====             =====           =====          ======
Total Liabilities and Members' Equity:
Current Liabilities                                           $ 2.9             $  .5                          $  3.4
Long-term debt                                                 15.9                                              15.9
Deferred credits and other liabilities                         12.7               1.6                            14.3
Members' equity                                                48.8              46.1           $79.0           173.9
                                                              -----             -----           -----           -----
Total                                                         $80.3             $48.2           $79.0          $207.5
                                                              =====             =====           =====          ======

The generating assets were transferred to the Company at net book value.

        In connection with the transfer of Monongahela Power's generating assets, Monongahela Power continues to be co-obligor with respect to $15.9 million pollution control debt.

        In connection with the transfer of Monongahela Power's generating assets, the Company received a 4.03% ownership interest of AGC, which increased the Company's ownership of AGC from 73% to 77.03%. The remaining 22.97% interest in AGC is owned by Monongahela Power and is represented in the Company's balance sheet as Minority Interest.

        6. The Company enters into contracts for the purchase and sale of electricity in the wholesale market. The Company's wholesale market activities consist of buying and selling over-the-counter contracts for the purchase and sale of electricity. The majority of these are forward contracts representing commitments to purchase and sell at fixed prices in the future. These contracts require physical delivery. The Company also uses option contracts for the purchase and sale of electricity at fixed prices in the future. These option contracts also require physical delivery but may result in financial settlement.

        On March 16, 2001, the Company acquired the Energy Trading Business. This acquisition significantly increased the volume and scope of the Company's energy commodity marketing and trading activities. The Energy Trading Business activities include the marketing and trading of electricity, natural gas, oil and other energy commodities using primarily over-the-counter contracts and exchange-traded contracts, such as those traded on the New York Mercantile Exchange (NYMEX).

        As part of the acquisition of the Energy Trading Business, the Company obtained the contractual right to control 1,000 MW of natural gas-fired generating capacity at three generating stations in Southern California, with capacity at these three generating stations totaling about 4,000 MW. In this transaction, the Company acquired the contractual rights through 2018 to call up to 25% of the total available generating capacity of the three stations at a price based on an indexed gas price and a heat rate that varies with the amount of energy called. Under the contractual right to control, the Company pays a monthly premium of approximately $3.5 million (approximately $42 million annually) that increases to approximately $4.2 million (approximately $51 million annually) over the term of the transaction.

        Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," requires contracts entered into in connection with energy trading activities to be marked to fair value on the consolidated balance sheet, with all changes in fair value recorded as gains and losses on the statement of operations. The Company records the contracts used in its trading activities at fair value on the consolidated balance sheet, with all changes in fair value recorded as gains and losses on the consolidated statement of operations in "Operating Revenues - Wholesale." Fair values for exchange-traded instruments, principally futures and certain options, are based on quoted market prices. In establishing the fair value of commodity contracts that do not have quoted market prices, such as physical contracts, over-the-counter options and swaps, management makes estimates using available market data and pricing models. Factors such as commodity price risk, operational risk, and credit risk of counterparties are evaluated in establishing the fair value of these commodity contracts.

        The Company has contracts that are unique due to their long-term nature and are valued using a proprietary pricing model. Inputs to the model include estimated forward gas and power prices, interest rates, estimates of market volatility for gas and power prices and the correlation of gas and power prices. The estimated fair value represents management's best estimate of an amount that could be realized in an actual transaction. However, the fair value could vary materially from the amount that could be actually realized. The Company has not recorded any reserves for its commodity contracts under SFAS No. 5, "Accounting for Contingencies."

        The fair value of commodity contracts, which represent the net unrealized gains and loss positions are recorded as assets or liabilities, respectively, after applying the appropriate counterparty netting agreements in accordance with FASB Interpretation No. 39. At September 30, 2001, the fair value of "Commodity Contract" assets was $1.7 billion and the fair value of "Commodity Contract" liabilities was $969.5 million. Net unrealized gains of $387.1 million and $567.6 million, before tax, were recorded to the consolidated statement of operations in "Operating Revenues - Wholesale" to reflect the change in fair value of the energy commodity contracts for the third quarter and first nine months of 2001, respectively. See Note 10 for additional information regarding commodity contracts and unrealized gains and losses.

        7. The West Virginia Legislature passed House Concurrent Resolution 27 on March 11, 2000, approving an electric deregulation plan submitted by the West Virginia Public Service Commission. However, further action by the Legislature, including the enactment of certain tax changes regarding preservation of tax revenues for state and local government, is required prior to the implementation of the restructuring plan for customer choice. The 2001 legislative session ended April 14, 2001, with no final legislative activity regarding implementation of the deregulation plan taken. The Company anticipates that legislative action to implement the West Virginia plan will be sought in 2002. Among the provisions of the plan are the following:

          -- Customer choice will begin for all customers when the plan is implemented.

          -- Monongahela Power, a regulated utility affiliate, is permitted to file a petition seeking West Virginia Public Service Commission approval to transfer its West Virginia jurisdictional generating assets, approximately 2,111 MW, to the Company, at net book value.

        8. On May 25, 2000, The Potomac Edison Company (Potomac Edison), filed an application with the Virginia State Corporation Commission to separate its approximately 380 MW of generating assets, excluding the hydroelectric assets located within the state of Virginia, from its transmission and distribution assets. On July 11, 2000, the Virginia State Corporation Commission issued an order approving Potomac Edison's separation plan permitting the transfer, at net book value, of its Virginia jurisdictional generating assets to the Company. Potomac Edison transferred these assets to the Company on August 1, 2000.

        On August 10, 2000, Potomac Edison applied to the Virginia State Corporation Commission to transfer the five MW of hydroelectric assets located within the state of Virginia to its subsidiary Green Valley Hydro, LLC. On December 14, 2000, the Virginia State Corporation Commission approved the transfer. In June 2001, Potomac Edison transferred these assets to Green Valley Hydro, LLC and distributed its ownership of Green Valley Hydro, LLC to Allegheny Energy. Green Valley Hydro, LLC will become a subsidiary of the yet to be formed parent holding company of the Company as proposed in the U-l application filed with the SEC on November 29, 2001.

        9. The consolidated statement of comprehensive income provides the components of comprehensive income for the three and nine months ended September 30, 2001 and September 30, 2000.

        On January 1, 2001, the Company recorded an asset of $1.5 million on its balance sheet based on the fair value of its two cash flow hedge contracts and recorded an offsetting amount in other comprehensive income as a change in accounting principle in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The amounts accumulated in other comprehensive income related to these contracts were reclassified to earnings during July and August of 2001 when the hedged transactions were executed. A loss of $5.0 million, before tax ($3.1 million net of tax), was reclassified to purchased energy and transmission during the third quarter of 2001 for these cash flow hedge contracts. See Note 10 for additional details.

        10. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." Effective January 1, 2001, the Company implemented the requirements of these accounting standards.

        These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. The statements require that an entity recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statements also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in earnings or other comprehensive income and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is expected to increase the volatility in reported earnings and other comprehensive income.

        On January 1, 2001, the Company recorded an asset of $1.5 million on its balance sheet based on the fair value of its two cash flow hedge contracts. An offsetting amount was recorded in other comprehensive income as a change in accounting principle as provided by SFAS No. 133. The Company has two principal risk management objectives regarding these cash flow hedge contracts. First, the Company has a contractual obligation to service the instantaneous demands of its customers. When this instantaneous demand exceeds the Company's electric generating capability, it must enter into contracts providing for the purchase of electricity to meet this shortage. Second, the price of electricity is subject to price volatility. This volatility is the result of many factors, including the weather, and tends to be the highest during the summer months. To ensure that energy market movements do not cause a significant degradation in earnings the Company enters into fixed price electricity purchase contracts.

        The amounts accumulated in other comprehensive income related to these contracts were reclassified to earnings during July and August of 2001 when the hedged transactions were executed. A loss of $5.0 million, before tax ($3.1 million net of tax), was reclassified to purchased energy and transmission during the third quarter of 2001 for these cash flow hedge contracts.

        The Company also has certain option contracts that meet the derivative criteria in SFAS No. 133, which did not qualify for hedge accounting. On January 1, 2001, the Company recorded an asset of $0.1 million and a liability of $52.4 million on its balance sheet based on the fair value of these contracts. The majority of this liability was related to one contract. The terms of this three-year contract entered into on January 1, 1999, provides the counterparty with the right to purchase, at a fixed price, 270 MW of electricity per hour until December 31, 2001. The fair value of this contract represented a liability of approximately $52.3 million on January 1, 2001. The liability associated with this contract will reduce to zero at December 31, 2001, with the expiration of the contract. The fair value of these contracts will fluctuate over time due to changes in the underlying commodity prices that are influenced by various factors, including the weather and availability of regional electric generation and transmission capacity. In accordance with SFAS No. 133, the Company recorded a charge of $31.1 million against earnings net of the related tax effect ($52.3 million before tax) for these contracts as a change in accounting principle on January 1, 2001. As of September 30, 2001, the net fair value of these contracts was $1.1 million. The total change in fair value of $51.2 million for these contracts during the first nine months of 2001 was recorded as a gain in "Operating Revenues - Wholesale" on the statement of operations.

        11. Substantially all of the employees of Allegheny Energy are employed by Allegheny Energy Service Corporation (AESC), which performs services at cost for the Company and its affiliates in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). Through AESC, the Company is Responsible for Its proportionate share of services provided by AESC. The total billings by AESC (including capital) to the Company were $30.4 million and $21.4 million for the three months ended September 30, 2001 and 2000, respectively, and $89.9 million and $63.2 million for the nine months ended September 30, 2001 and 2000, respectively. The President of Allegheny Energy Global Markets and all current employees of this business are now employed directly by Allegheny Energy Global Markets. The employees of the Lincoln generating facility are employees of Allegheny Energy Supply Lincoln Generating Facility, LLC, a wholly-owned subsidiary of the Company.

        The Company and its subsidiary, AGC, use an Allegheny Energy internal money pool as a facility to accommodate intercompany short-term borrowing needs, to the extent that certain companies have funds available. The variable interest rate on the money pool is the lesser of the previous days federal funds rate or the seven-day commercial paper rate less four basis points. The Company had $2.4 million and $53.3 million in money pool borrowings outstanding at September 30, 2001, and December 31, 2000, respectively. The Company also received a loan of $325.0 million, at a fixed rate of 6.72%, from its parent, Allegheny Energy, for the purpose of acquiring the Midwest Assets.

        The Company supplies electricity to the regulated utility subsidiaries of Allegheny Energy in accordance with agreements approved by the FERC including electricity supplied to West Penn Power Company (West Penn) Potomac Edison, and Monongahela Power to meet their retail load requirements as the provider-of-last-resort during the transition period for deregulation plans approved in Pennsylvania, Maryland, and Ohio. The revenue from these sales is reported separately on the consolidated statement of operations as "Operating Revenues - Affiliated."

12.     COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL MATTERS AND LITIGATION

        The Company is subject to various laws, regulations and uncertainties as to environmental matters. Compliance may require it to incur substantial additional costs to modify or replace existing and proposed equipment and facilities and may adversely affect the cost of future operations.

        The Environmental Protection Agency's (EPA) nitrogen oxides (NO(x)) State Implementation Plan (SIP) call regulation has been under litigation and, on March 3, 2000, the District of Columbia Circuit Court of Appeals issued a decision that upheld the regulation. However, state and industry litigants filed an appeal of that decision in April 2000. On June 23, 2000, the Court denied the request for the appeal. Although the Court did issue an order to delay the compliance date from May 1, 2003 until May 31, 2004, both the Maryland and Pennsylvania state rules to implement the EPA NO(x) SIP call regulation still require compliance by May 1, 2003. West Virginia has issued a proposed rule that would require compliance by May 31, 2004. However, the EPA Section 126 petition regulation also requires the same level of NO(x) reductions as the EPA NO(x) SIP call regulation with a May 1, 2003 compliance date. The EPA Section 126 petition rule is also under litigation in the District of Columbia Circuit Court of Appeals. In August 2001, the Court issued an order that suspends the Section 126 petition rule May 1, 2003 compliance date pending EPA review of growth factors used to calculate the state NO(x) budgets. The Company's compliance with such stringent regulations will require the installation of expensive post-combustion control technologies on most of its power stations. The Company's construction forecast includes the expenditure of $162.3 million of capital costs during the 2002 through 2004 period to comply with these regulations.

        On August 2, 2000, Allegheny Energy received a letter from the EPA requiring it to provide certain information on the following 10 electric generating stations: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith, and Willow Island. The Company and Monongahela Power now own these electric generating stations. The letter requested information under Section 114 of the federal Clean Air Act to determine compliance with federal Clean Air Act and state implementation plan requirements, including potential application of federal New Source Review. In general, these standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility. Allegheny Energy submitted these records in January 2001. The eventual outcome of the EPA investigation is unknown.

        Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases. The Company believes its generating facilities have been operating in accordance with the Clean Air Act and the rules implementing the Act. The experience of other utilities, however, suggests that, in recent years, the EPA may well have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance, which would not trigger the requirements of the federal New Source Review, or a major modification of the facility, which would require compliance with the federal New Source Review. If the federal New Source Review was to be applied to these generating stations, in addition to the possible imposition of fines, compliance would entail significant expenditures.

        In December 2000, the EPA issued a decision to regulate coal-fired and oil-fired electric utility mercury emissions under Title III, Section 112 of the 1990 Clean Air Act Amendments (CAAA). The EPA plans to issue a proposed regulation by December 2003 and a final regulation by December 2004. The timing and level of required mercury emission reductions are unknown at this time.

        The Attorney General of the State of New York and the Attorney General of the State of Connecticut in their letters dated September 15, 1999, and November 3, 1999, respectively, notified Allegheny Energy of their intent to commence civil actions against Allegheny Energy or certain of its subsidiaries alleging violations at the Fort Martin Power Station under the federal Clean Air Act, including the new source performance standards, which require existing power plants that make major modifications to comply with the same emission standards applicable to new power plants. Other governmental authorities may commence similar actions in the future. Fort Martin is a station located in West Virginia and is now jointly owned by the Company and Monongahela Power. Both Attorney Generals stated their intent to seek injunctive relief and penalties. In addition, the Attorney General of the State of New York in his letter indicated that he might assert claims under the state common law of public nuisance seeking to recover, among other things, compensation for alleged environmental damage caused in New York by the operation of Fort Martin Power Station. At this time, Allegheny Energy and its subsidiaries are not able to determine what effect, if any, these actions threatened by the Attorney Generals of New York and Connecticut may have on them.

        On June 19, 2001, the FERC initiated proceedings to ascertain whether and to what extent sellers of electricity in California and the other Western States may owe refunds for the period from October 1, 2000 through April 30, 2001 for possible overcharges in the sale of electricity into such markets. The Company was a seller in the Western markets beginning on or about March 16, 2001. In addition, Nevada Power Company (NPC) filed a complaint against the Company with FERC, on December 7, 2001, contending that the price in three forward sales agreements, which were entered into by the Energy Trading Business between December 2000 and February 2001, was excessive and should be substantially reduced by FERC. As of September 30, 2001, the estimated fair value of the contracts with NPC was approximately $20 million. Allegheny Energy has intervened in the FERC refund proceedings. Based upon its information and belief, Allegheny Energy believes that NPC's complaint is without merit and that its potential liability, if any, under the aforementioned proceedings under the FERC Order and the NPC complaint is of a nature that will not have a material adverse effect upon its financial condition. Initial indications arising from the proceedings confirm such belief. Allegheny Energy has also intervened in the various other FERC related proceedings relating to the FERC Order and has sought rehearing of the FERC's market mitigation rules and related court proceedings, as they would affect future markets in which Allegheny Energy conducts its business and operations.

        In September 2001, the Utility Workers Union of America (UWUA) filed a petition with Pennsylvania Public Utility Commission. The UWUA has requested that the Pennsylvania Public Utility Commission determine that the initial public offering of common stock of the proposed new parent holding company of the Company and the subsequent distribution of shares of common stock of that holding company to Allegheny Energy's stockholders be treated under the Pennsylvania deregulation settlement order as a "sale" of the generating assets previously transferred to the Company by West Penn. If the UWUA is successful in its claim and the initial offering and distribution constitute a sale, Allegheny Energy will be required to use the proceeds of the initial offering to offset and reduce the $670 million in stranded generating costs that West Penn is entitled to recover from its Pennsylvania customers as a surcharge. The UWUA contends that the initial public offering should be used to value the generating assets transferred from West Penn and that this amount be returned to West Penn. Although the Company does not believe that the UWUA petition has merit, the Company cannot predict the outcome of the Pennsylvania Public Utility Commission determination or, if the UWUA is successful in its claim, its effect on the initial public offering and distribution.

        In the normal course of business, the Company and its subsidiaries become involved in various legal proceedings. The Company and its subsidiaries do not believe that the ultimate outcome of these proceedings will have a material effect on their financial position.

CAPACITY PURCHASE COMMITMENTS

        In May 2001, the Company signed a 15-year agreement with Las Vegas Cogeneration II, L.L.C. scheduled to commence on September 1, 2002. This agreement relates to the contractual control of 222 MW of a combined cycle natural gas-fired electric generating facility currently under construction by a third-party. Based on an assessment of the construction status of the facility, the Company has concluded that it is reasonably possible that the facility will meet the September 1, 2002 scheduled commercial operation date for the facility under the terms of the agreement. If the facility fails to meet commercial operations by September 1, 2002, other than as a result of force majeure of the Company's action or inaction, the Company will not be required to make capacity payments to Las Vegas Cogeneration II, L.L.C. until the facility achieves commercial operation. In addition, Las Vegas Cogeneration II, L.L.C. would be required to pay the Company $40,000 per day beginning October 1, 2002, for up to seventy-five days that commercial operation occurs after September 1, 2002, plus any amounts recovered from the contractor building the facility (or any other entity responsible for such delay) for days beyond seventy-five days. Also, the term of the agreement shall not begin after April 30, 2003, unless the Company elects in its sole discretion to continue the agreement.

        As of September 30, 2001, the Company estimates the fair value of the agreement with Las Vegas Cogeneration II, L.L.C. to range from a negative $22 million to a negative $77 million assuming the facility is ready for commercial operation by September 1, 2002. However, based on discussions that the Company has had with Las Vegas Cogeneration II, L.L.C. and the construction contractor, the Company has concluded that the construction of the facility is, as of September 30, 2001, in a relatively early phase. The Company does not believe that at this time it can adequately determine that completion of the facility by September 1, 2002, is probable, and has therefore, not recorded a liability for the fair value of this contract as of September 30, 2001.

        The table below shows the amount of capacity payments for each of the next four years and in aggregate for the term of the agreement, as of September 30, 2001.

                                                    Amount
                                            (Millions of Dollars)
                                            ---------------------
            2001                                      $-
            2002                                     10.8
            2003                                     32.4
            2004                                     32.4
            2005                                     32.4
         Thereafter                                 378.0
                                                   ------

   Total Capacity Payments                         $486.0
                                                   ======

In June 2001, the Company was awarded natural gas transportation capacity of 50,000 dekatherms per day on the Sonoran Pipeline in the southwestern United States. This transportation capacity has a term of 31 years. The Company will be obligated to make annual payments of $7.7 million for the term of the contract starting in July 2003.

CONTRACTUAL COMMITMENTS FROM THE ENERGY TRADING BUSINESS ACQUISITION

        The purchase agreement for the Energy Trading Business provides that Allegheny Energy shall use its best efforts to contribute to the Company the generating capacity from Monongahela Power's West Virginia jurisdictional generating assets by September 16, 2002. If, after using its best efforts to comply with this provision of the purchase agreement, Allegheny Energy is prohibited by law from contributing to the Company those generating assets or substantially all of the economic benefits associated with such assets, then Merrill Lynch shall have the right to require Allegheny Energy to repurchase all, but not less than all, of Merrill Lynch's equity interest in the Company for $115 million plus interest calculated from March 16, 2001.

        The purchase agreement also provides that, if Allegheny Energy has not completed an initial public offering involving the Company within two years of March 16, 2001, Merrill Lynch has the right to sell its equity membership interest in the Company to Allegheny Energy for $115 million plus interest from March 16, 2001.

LEASE TRANSACTION

        In November 2001, we completed an operating lease transaction, known as the St. Joseph lease transaction, in connection with a 630 MW intermediate-load and peaking natural gas-fired facility located in St. Joseph County, Indiana. Commercial operation is expected to begin in 2003 for the peaking facility and in 2005 for the intermediate-load facility. The St. Joseph lease transaction was structured to finance the construction of both the peaking and intermediate facility with a maximum commitment amount of $460 million. We will lease the plant from a non-affiliated lessor special purpose entity when the construction has been completed. Lease payments, to be recorded as rent expense, are estimated at $2.8 million per month, commencing on final completion of the entire facility in 2005 and continuing through November 2007. After November 2007, we have the right to negotiate renewal terms or purchase the facility for the lessor's investment or sell the facility and pay the amount, if any, by which the lessor's investment exceeds the sale proceeds, up to a maximum recourse amount of approximately $392 million.

        Prior to closing the St. Joseph lease transaction, in April 2001, we consummated an operating equipment-lease transaction structured to finance the purchase of turbines and transformers with a maximum commitment amount of $150 million. The St. Joseph lease transaction included a transfer between lessors of some of the equipment previously financed in this equipment lease. As a result, the commitment in the equipment lease has been reduced to approximately $43 million. The remainder of the equipment financed in the equipment lease will be used for another project.

        Included in the St. Joseph lease transaction loan to us of $380 million from the non-affiliated lessor special purpose entity. We are required to repay part of the loan monthly during the lease construction period, based on project cost funding requirements. Loan repayments are estimated as $5.5 million in 2001, $157.6 million in 2002, $156.8 million in 2003, and $60.1 million in 2004. On the closing date of the lease transaction, we repaid approximately $4.0 million of the loan and used approximately $376.0 million of the net proceeds to refinance existing affiliated and non-affiliated short-term debt.

13.     JOINTLY OWNED ELECTRIC UTILITY PLANTS

        The Company owns a 5% interest, approximately 83 MW, in coal-fired generating capacity of the Conemaugh Generating Station near Johnstown, Pennsylvania and an interest in seven generating stations with Monongahela Power. The investments associated with these generating stations are recorded by the Company based on percentage of station undivided ownership interest. As of September 30, 2001, the investment and accumulated depreciation in these generating stations was as follows:

                               OWNERSHIP      UTILITY PLANT      ACCUMULATED
         GENERATING STATION    PERCENTAGE      INVESTMENT        DEPRECIATION
         -------------------  -----------    ---------------    -------------
                                                    (Millions of Dollars)

Conemaugh                        4.86%           $79.2               $2.0
Albright                        41.49%            50.6               38.8
Fort Martin                     80.86%           375.4              157.7
Harrison                        78.73%           962.5              418.9
Hatfield's Ferry                76.60%           423.5              226.4
Pleasants                       78.73%           830.1              422.6
Rivesville                      14.92%             8.5                5.5
Willow Island                   14.92%            15.1                8.9

        14. The table below provides a roll-forward of the Company's members' equity account from December 31, 2000, to September 30, 2001:

                                                                                    (Millions of Dollars)
                                                                                    ---------------------
Members' Equity:
Balance at December 31, 2000                                                                $759.6
Consolidated net income for nine months ended September 30, 2001                             231.2
Cumulative effect of accounting change                                                       (31.1)
Allegheny Energy equity contributions                                                        271.8
Allegheny Energy and Monongahela Power generating asset transfers                            173.9
Issuance of membership interest                                                              115.0
                                                                                          --------
Balance at September 30, 2001                                                             $1,520.4
                                                                                          ========

        15. Letters of credit are purchased guarantees that ensure our performance or payment to third parties, in accordance with certain terms and conditions, and amount to $348.4 million of the $410.8 million available as of September 30, 2001.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To Allegheny Energy, Inc., the Sole Member of
Allegheny Energy Supply Company, LLC

In our opinion, the accompanying balance sheets and the related statements of income, of member's capital and of cash flows present fairly, in all material respects, the financial position of Allegheny Energy Supply Company, LLC (the Company) at December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000 and from November 18, 1999 (inception date) through December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 12, 2001

                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      ------------------------------------
                             (Thousands of Dollars)

                                                                     From
                                                               November 18, 1999
                                              Year Ended       Inception Date to
                                             December 31,        December 31,
                                                 2000*               1999*
                                              ----------       -----------------
Operating Revenues:
  Retail                                      $  197,189           $ 21,283
  Wholesale                                    1,285,102             73,259
  Affiliated                                     777,281             46,332
                                              ----------           --------
    Total Operating Revenues                   2,259,572            140,874
                                              ----------           --------

Cost of Sales (Exclusive of depreciation
 and amortization shown separately below):
  Fuel for electric generation                   317,198             18,081
  Purchased energy and transmission            1,522,465             84,448
                                              ----------           --------
    Cost of Sales                              1,839,663            102,529
                                              ----------           --------

  Net Revenues                                   419,909             38,345

Other Operating Expenses:
  Selling, general and administrative             49,129              5,298
  Other operation                                 32,217              2,310
  Maintenance                                     80,831              4,286
  Depreciation and amortization                   55,284              7,975
  Taxes other than income taxes                   58,455              5,506
                                              ----------           --------
    Total Operating Expenses                     275,916             25,375
                                              ----------           --------

Operating Income                                 143,993             12,970

Other Income and Expenses                          3,542              1,159

Interest Charges:
  Interest charges                                37,795              2,305
  Interest capitalized                            (4,337)              (212)
                                              ----------           --------
    Total Interest Charges                        33,458              2,093
                                              ----------           --------

Consolidated Income Before Income Taxes,
  Minority Interest, and Cumulative
    Effect of Accounting Change                  114,077             12,036

Federal and State Income Taxes                    36,081              2,504

Minority Interest                                  2,508
                                              ----------           --------

Consolidated Income Before Cumulative

  Effect of Accounting Change                     75,488              9,532

Cumulative Effect of Accounting Change

                                              ----------           --------

Consolidated Net Income                       $   75,488           $  9,532
                                              ==========           ========

See accompanying notes to consolidated financial statements.
*Certain amounts have been reclassified for comparative purposes.

ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                    CONSOLIDATED STATEMENT OF MEMBER'S EQUITY

                                                                      FROM
                                                               NOVEMBER 18, 1999
                                                  YEAR ENDED   INCEPTION DATE TO
                                                 DECEMBER 31,     DECEMBER 31,
                                                     2000             1999
                                                 -----------   -----------------
                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD .................   $512,699

    ADD:
    Member's capital contributions .............    260,738         $506,597
    Consolidated net income ....................     75,488            9,532
                                                   --------         --------
                                                    336,226          516,129

    DEDUCT:

    Return of member's capital contributions ...     22,282
    Dividends paid to Parent ...................     67,000            3,430
                                                   --------         --------
                                                     89,282            3,430
BALANCE AT END OF PERIOD .......................   $759,643         $512,699
                                                   ========         ========


----------
See accompanying notes to the consolidated financial statements.

ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                      FROM
                                                               NOVEMBER 18, 1999
                                                  YEAR ENDED   INCEPTION DATE TO
                                                 DECEMBER 31,     DECEMBER 31,
                                                     2000             1999*
                                                 -----------   -----------------
                                                        (in thousands)

CASH FLOWS FROM OPERATIONS:
  Consolidated net income .......................   $  75,488       $  9,532
  Deferred investment credit and income
     taxes, net .................................       6,740         (2,155)
  Depreciation and amortization .................      55,284          7,975
  Loss on plant retirements .....................       7,555
  Adverse purchase commitment ...................     (14,118)        (4,091)
  Commodity contracts ...........................      (8,392)
  Changes in certain assets and liabilities:
    Accounts receivable, net ....................    (105,923)       (45,365)
    Affiliated accounts receivable/payable,
       net ......................................      27,892          6,975
    Materials and supplies ......................       6,055           (748)
    Accounts payable ............................     133,352         27,233
    Taxes accrued ...............................       9,481          7,244
    Purchased options ...........................       6,965         (8,521)
    Prepaid taxes ...............................      (3,966)
    Other current liabilities ...................      (4,026)        (3,038)
  Other, net ....................................       1,430          1,147
                                                    ---------       --------
                                                      193,817         (3,812)
                                                    ---------       --------
CASH FLOWS FROM INVESTING:
  Other investments .............................        (250)
  Construction expenditures .....................    (177,123)       (50,769)
                                                    ---------       --------
                                                     (177,373)       (50,769)
                                                    ---------       --------
CASH FLOWS FROM FINANCING:
  Notes payable to Parent and affiliates ........     (17,403)        21,200
  Retirement of long-term debt ..................    (130,000)
  Commercial paper ..............................     165,766
  Funds on deposit with trustee .................       4,576
  Parent company contribution ...................      26,869         12,286
  Return of member's capital contribution .......        (500)
  Dividends paid to Parent ......................     (67,000)        (3,430)
                                                    ---------       --------
                                                      (17,692)        30,056
                                                    ---------       --------
Net change in cash and temporary investments ....      (1,248)       (24,525)
Net change in cash and temporary investments
  at beginning of period ........................       1,668         26,193
                                                    ---------       --------
Cash and temporary cash investments at
  December 31 ...................................   $     420       $  1,668
                                                    =========       ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest (net of amount capitalized) ........   $  44,312       $     99
    Income taxes ................................   $  38,019       $    117


----------
See accompanying notes to the consolidated financial statements.
*Certain amounts have been reclassified for comparative purposes.

ALLEGHENY ENERGY SUPPLY COMPANY, LLC

                           CONSOLIDATED BALANCE SHEET

                                                   DECEMBER 31,     DECEMBER 31,
                                                      2000             1999*
                                                   -----------      -----------
                                                          (in thousands)
ASSETS
CURRENT ASSETS:
  Cash and temporary cash investments .........    $       420      $     1,668
  Accounts receivable:
    Nonaffiliated .............................        190,823           80,261
    Affiliates ................................                          14,253
    Allowance for uncollectible accounts ......         (5,776)          (1,137)
  Materials and supplies--at average cost:
    Operating and construction ................         47,051           25,649
    Fuel ......................................         33,044           30,647
  Deferred income taxes .......................         11,907           10,467
  Prepaid taxes ...............................         20,036            9,904
  Commodity contracts .........................        234,537
  Other .......................................          3,856            1,101
                                                   -----------      -----------
                                                       535,898          172,813
                                                   -----------      -----------
PROPERTY, PLANT AND EQUIPMENT:
  At original cost, including $107,284
    and $86,147 under construction ............      3,807,691        2,060,040
  Accumulated depreciation ....................     (1,754,823)        (940,672)
                                                   -----------      -----------
                                                     2,052,868        1,119,368
                                                   -----------      -----------
INVESTMENTS:
  Allegheny Generating Company--common stock ..                          69,521
  Other .......................................            250
                                                   -----------      -----------
                                                           250           69,521
                                                   -----------      -----------
DEFERRED CHARGES ..............................         18,556           13,804
                                                   -----------      -----------
  Total .......................................    $ 2,607,572      $ 1,375,506
                                                   ===========      ===========
LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
  Note payable to Parent and affiliates .......    $    53,250      $    21,200
  Short-term debt .............................        165,765
  Accounts payable ............................        244,470           99,104
  Accounts payable to affiliates ..............         20,571
  Taxes accrued:
    Federal and state income ..................          6,856            5,475
    Other .....................................         24,776           12,808
  Adverse power purchase commitment ...........                          24,289
  Commodity contracts .........................        224,591
  Other .......................................         13,820            7,825
                                                   -----------      -----------
                                                       754,099          170,701
                                                   -----------      -----------
LONG-TERM DEBT ................................        563,433          356,239
                                                   -----------      -----------
MINORITY INTEREST .............................         38,980
                                                   -----------      -----------

DEFERRED CREDITS AND OTHER LIABILITIES:
  Unamortized investment credit ...............         65,823           18,199
  Deferred income taxes .......................        399,751          128,639
  Adverse power purchase commitment ...........                         185,626
  Other .......................................         25,843            3,403
                                                   -----------      -----------
                                                       491,417          335,867
                                                   -----------      -----------
COMMITMENTS AND CONTINGENCIES (NOTE L)

MEMBER'S EQUITY ...............................        759,643          512,699
                                                   -----------      -----------
Total .........................................    $ 2,607,572      $ 1,375,506
                                                   ===========      ===========

----------
See accompanying notes to the consolidated financial statements.
*Certain amounts have been reclassified for comparative purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(THESE NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.)

NOTE A: NATURE OF OPERATIONS

     Allegheny Energy Supply Company, LLC (the Company), a limited liability company established under the laws of the state of Delaware, was formed in November 1999. The Company is a wholly-owned subsidiary of Allegheny Energy, Inc (Allegheny Energy). Allegheny Energy is a public utility holding company.

     The Company was formed in order to consolidate Allegheny Energy's deregulated energy supply business. On November 18, 1999, one of the Company's affiliates, West Penn Power Company (West Penn), transferred its generating capacity of 3,778 megawatts (MW) to the Company at net book value, as allowed by the final settlement in West Penn's Pennsylvania restructuring case. West Penn continued to be responsible for providing generation to meet the regulated electric load of its retail customers who did not have the right to choose their generation supplier until January 2, 2000. For the period from November 18, 1999, through January 1, 2000, the Company entered into a lease agreement with West Penn with the unlimited right to use those facilities to serve its regulated load. In 1999, the Company also purchased 276 MW of merchant capacity at Fort Martin Unit No. 1 from another affiliate, AYP Energy, Inc. (AYP Energy). In addition, on August 1, 2000, the Company's affiliate, The Potomac Edison Company (Potomac Edison), transferred its generating assets, except certain hydroelectric facilities located in Virginia, to the Company at net book value. This transfer totaled approximately 2,100 MW of generating capacity.

     Allegheny Generating Company (AGC) is a majority-owned subsidiary of the Company. AGC owns and sells generating capacity to its parents, the Company and Monongahela Power Company (Monongahela Power). As of December 31, 2000, the Company and AGC have 6,270 MW of generating capacity and have an entitlement to a portion of the generating capacity, 202 MW, of another facility partially owned by Allegheny Energy.

     The Company operates primarily in the mid-atlantic region as a single unregulated segment marketing competitive wholesale electricity throughout the eastern United States and retail electricity in states where customer choice has been implemented, and operates regulated generation for its affiliates. In 2000, 91.3% of revenues were from bulk power sales to affiliates. The Company's operations may be subject to federal regulation, but are not subject to state regulation of rates.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Certain amounts in the December 31, 1999, consolidated balance sheet and in the December 31, 1999 consolidated statements of operations and cash flows for the period ended December 31, 1999, have been reclassified for comparative purposes.

     The significant accounting policies of the Company and its subsidiary are summarized below.

CONSOLIDATION

     The asset transfers from West Penn and Potomac Edison (described in Note A) included West Penn's 45% and Potomac Edison's 28% ownership of AGC. As a result of the transfer, the Company's ownership of AGC increased from 45% as of July 31, 2000, to 73% as of August 1, 2000, with the remainder owned by Monongahela Power. Through July 31, 2000, the Company utilized the equity method of accounting for its investment in AGC. Effective August 1, 2000, the Company's consolidated financial statements include the operations of AGC and the related minority interest.

     Prior to August 1, 2000, the Company reported a liability for an adverse power purchase commitment for electric generation acquired from AGC. In connection with the consolidation of AGC as of August 1, 2000 this adverse power purchase commitment liability has been reclassified as a reduction in property, plant, and equipment owned by AGC. This reclassification reflects the impairment of AGC assets that was previously calculated. However, due to the fact AGC assets were not previously consolidated in the Company's financial statements, this was reported as an adverse purchase commitment.

     The consolidated financial statements include the accounts of the Company and its subsidiary company after elimination of intercompany transactions.

     The Company has various operating transactions with its affiliates. It is the Company's policy that the affiliated receivable and payable balances outstanding from these transactions are presented net on the balance sheet.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which in the normal course of business are subsequently adjusted to actual results.

REVENUES

     Revenues from the sale of generation are recorded in the period the electricity is delivered and consumed by customers. Revenues also include amounts for recording the Company's energy trading contracts at their fair values as of the balance sheet date.

PROPERTY, PLANT, AND EQUIPMENT

     The Company's property, plant, and equipment are stated at original cost. The transfer of the generating assets from West Penn and Potomac Edison and the purchase of Fort Martin Unit No. 1 from AYP Energy were recorded at the transferring affiliates' book values. The cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from related accounts and included in the determination of the gain or loss on disposition. At December 31, 2000, property, plant and equipment also includes AGC's 40% undivided interest in the Bath County pumped-storage hydroelectric station and its connecting transmission facilities. The cost of AGC depreciable property units retired, plus removal costs less salvage, are charged to accumulated depreciation.

     The Company capitalizes the cost of software developed for internal use. These costs are amortized on a straight line basis over the expected useful life of the software beginning upon a project's completion.

CAPITALIZED INTEREST

     The Company capitalizes interest costs in accordance with the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards
(SFAS) No. 34, "Capitalizing Interest Costs." The interest capitalization rates in 2000 and 1999 were 5.75% and 7.14%, respectively.

DEPRECIATION AND MAINTENANCE

     Depreciation expense is determined generally on a straight-line method based on estimated service lives of depreciable properties and amounted to approximately 2.7% and 3.5% of annualized depreciable property in 2000 and 1999, respectively. The cost of maintenance and of certain replacements of property, plant, and equipment is charged principally to operating expenses when incurred.

     Maintenance expenses represent costs incurred to maintain the power stations, and reflect routine maintenance of equipment, as well as planned repairs and unplanned expenditures, primarily from forced outages at the power stations. Maintenance costs are expensed in the year incurred. Power station maintenance costs are expensed within the year based on estimated annual costs and estimated generation. Power station maintenance accruals are not intended to accrue for future years' costs.

TEMPORARY CASH INVESTMENTS

     For purposes of the consolidated statement of cash flows, temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

REGULATORY ASSETS AND LIABILITIES.

     In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the Company's financial statements include certain assets and liabilities resulting from cost-based ratemaking regulation in connection with AGC, a FERC-regulated subsidiary. Regulatory assets represent probable future revenues associated with deferred costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process. Regulatory liabilities, net of regulatory assets were $16.5 million at December 31, 2000, and are included in the consolidated balance sheet in deferred charges and other deferred credits.

INCOME TAXES

     The Company joins with its parent and affiliates in filing a consolidated federal income tax return. The consolidated tax liability is allocated among the participants generally in proportion to the taxable income of each participant, except that no subsidiary pays tax in excess of its separate return tax liability.

     Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Deferred tax assets and liabilities represent the tax effect of temporary differences between the financial statement and tax basis of assets and liabilities computed using the most current tax rates.

     The Company has deferred the tax benefit of investment tax credits, which are amortized over the estimated service lives of the related properties.

POSTRETIREMENT BENEFITS

     All of the employees of Allegheny Energy are employed by Allegheny Energy Service Corporation (AESC), a wholly-owned subsidiary of Allegheny Energy, which performs services at cost for the Company and its affiliates in accordance with the PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 (PUHCA). Through AESC, the Company is responsible for its proportionate share of postretirement benefit costs. AESC provides a noncontributory defined benefit pension plan covering substantially all employees, including officers. Benefits are based on the employee's years of service and compensation. The funding policy is to contribute annually at least the minimum amount required under the EMPLOYEE RETIREMENT INCOME SECURITY ACT and not more than can be deducted for federal income tax purposes. Plan assets consist of equity securities, fixed income securities, short-term investments, and insurance contracts.

     AESC also provides partially contributory medical and life insurance plans for eligible retirees and dependents. Medical benefits, which make up the largest component of the plans, are based upon an age and years-of-service vesting schedule and other plan provisions. Subsidized medical coverage is not provided in retirement to employees hired on or after January 1, 1993. The funding policy is to contribute the maximum amount that can be deducted for federal income tax purposes. Funding of these benefits is made primarily into voluntary Employee Beneficiary Association trust funds. Medical benefits are self-insured. The life insurance plan is paid through insurance premiums.

ENERGY TRADING ACTIVITIES

     Based upon the Company's continual evaluation of its business activities under the provisions of Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk

Management Activities," the Company concluded that its wholesale electricity activities now represent trading activities. Accordingly, the Company recorded its contracts entered into in connection with energy trading at fair value on the balance sheet, with a net gain recorded on the statement of operations. See Note K for additional information.

COMPREHENSIVE INCOME

     SFAS No. 130, "Reporting Comprehensive Income," established standards for reporting comprehensive income and its components (revenues and expenses) in the financial statements. As of December 31, 2000, the Company does not have any elements of other comprehensive income to report in accordance with SFAS No. 130.

NOTE C: INDUSTRY DEREGULATION

PENNSYLVANIA DEREGULATION

     On August 1, 1997, West Penn filed with the Pennsylvania Public Utility Commission (Pennsylvania PUC) a comprehensive restructuring plan to implement full customer choice of electricity suppliers as required by the CUSTOMER CHOICE ACT. The filing included a plan for recovery of transition costs through a Competitive Transition Charge (CTC). On May 29, 1998 (as amended on November 19,
1998), the Pennsylvania PUC granted final approval to West Penn's restructuring plan, which included the following provisions:

     o Provided two-thirds of West Penn's customers the option of selecting a generation supplier on January 2, 1999, with all customers able to shop on January 2, 2000.

     o Authorized the transfer of West Penn's generating assets to the Company at book value. Subject to certain time-limited exceptions, the Company can compete in the unregulated energy market in Pennsylvania. As described in Note D, this transfer occurred on November 18, 1999.

MARYLAND DEREGULATION

     On September 23, 1999, Potomac Edison filed a settlement agreement (covering its stranded cost quantification mechanism, price protection mechanism, and unbundled rates) with the Maryland Public Service Commission (Maryland PSC). All parties active in the case, except Eastalco, which stated that it would not oppose it, signed the agreement. The settlement agreement, which was approved by the Maryland PSC on December 23, 1999, includes the following provisions:

     o The ability for nearly all of Potomac Edison's approximately 210,000 Maryland customers to have the option of choosing an electric generation supplier starting July 1, 2000.

     o The transfer of Potomac Edison's Maryland jurisdictional generating assets to the Company at book value on or after July 1, 2000. As described in Note D, this transfer occurred on August 1, 2000.

VIRGINIA DEREGULATION

     On May 25, 2000, Potomac Edison filed an application with the Virginia State Corporation Commission (Virginia SCC) to separate its approximately 380 MW of generating assets, excluding the hydroelectric assets located within the state of Virginia, from its transmission and distribution (T&D) assets, effective July 1, 2000. On July 11, 2000, the Virginia SCC issued an order approving Potomac Edison's separation plan permitting the transfer of its Virginia jurisdictional generating assets to the Company. As described in Note D, this transfer occurred on August 1, 2000.

WEST VIRGINIA DEREGULATION

     The West Virginia Legislature passed House Concurrent Resolution 27 on March 11, 2000, approving an electric deregulation plan submitted by the Public Service Commission of West Virginia (W.Va. PSC) with certain modifications. Further action by the Legislature, including the enactment of certain tax changes regarding preservation of tax revenues for state and local government, is required prior to the implementation of the restructuring plan for customer choice. The Company expects that implementation of the deregulation plan will occur if the Legislature approves the necessary tax law changes. Among the provisions of the plan are the following:

     o Customer choice will begin for all customers when the plan is implemented.

     o The Company's affiliate, Monongahela Power, is permitted to file a petition seeking W.Va. PSC Approval to transfer the West Virginia jurisdictional generating assets and capacity entitlements (approximately 2,083 MW) to the Company at book value. Also, based on a final order issued by the W. Va. PSC on June 23, 2000, the West Virginia jurisdictional generating assets of Potomac Edison were transferred to the Company at book value in August 2000, in conjunction with the Maryland law that allows generating assets to be transferred to non-regulated ownership.

OHIO DEREGULATION

     On October 5, 2000, the Public Utilities Commission of Ohio (Ohio PUC) approved a settlement to implement a restructuring plan for Monongahela Power. The plan will allow Monongahela Power's 29,000 Ohio customers to choose their electricity supplier starting in January 2001. Highlights of the plan include the following:

     o Monongahela Power is permitted to transfer approximately 351 MW of Ohio/FERC jurisdictional generating assets to the Company at net book value on or after January 1, 2001.

     o The Company will be permitted to offer competitive generation service throughout Ohio.

NOTE D: TRANSFER OF ASSETS

     Pursuant to the various commission settlements approved resulting from industry restructuring as described in Note C, West Penn in 1999, and Potomac Edison in 2000, transferred their generating capacity to the Company at book value. In 1999 the Company also purchased 276 MW of generating capacity from AYP Energy. The net effect of the assets transferred to the Company are shown below:

                                          POTOMAC    WEST       AYP
                                           EDISON    PENN      ENERGY    TOTAL
                                           ------   --------   ------   --------
                                                  (millions of dollars)
Property, plant, and equipment,
  net of accumulated depreciation ......   $446.5   $  920.3   $152.7   $1,519.5
Investment in AGC ......................     42.3       71.5       --      113.8
Other assets ...........................     33.2      120.6     25.9      179.7
                                           ------   --------   ------   --------
  Total Assets .........................   $522.0   $1,112.4   $178.6   $1,813.0
                                           ======   ========   ======   ========
Member's equity ........................   $227.5   $  465.4   $ 35.2   $  728.1
Long-term debt .........................    183.8      230.6    130.0      544.4
Other liabilities ......................    110.7      416.4     13.4      540.5
                                           ------   --------   ------   --------
Total Liabilities & Member's Equity ....   $522.0   $1,112.4   $178.6   $1,813.0
                                           ======   ========   ======   ========

     The total changes in member's equity for the non-cash transfers were $233.8 million and $494.3 million in 2000 and 1999, respectively.

NOTE E: INCOME TAXES

     Details of federal and state income tax provisions are:

                                                           2000          1999
                                                         --------       -------
                                                         (thousands of dollars)
Income taxes -- current:
  Federal .........................................      $ 24,655       $ 3,370
  State ...........................................         4,686         1,288
                                                         --------       -------
    Total .........................................        29,341         4,658
Income taxes-deferred, net of amortization ........         9,206        (2,001)
Amortization of deferred investment credit ........        (2,466)         (153)
                                                         --------       -------
Total income taxes ................................      $ 36,081       $ 2,504
                                                         ========       =======

     The total provision for income taxes is different from the amount produced by applying the federal income statutory tax rate of 35% to financial accounting income, as set forth below:

                                                           2000          1999
                                                        ---------     ---------
                                                         (thousands of dollars)

Income before income taxes and minority interest ...    $ 114,077     $  12,036
                                                        ---------     ---------
Amount so produced .................................       39,927         4,213
Increased (decreased) for:
  Tax deductions for which deferred tax
    was not provided Lower tax depreciation ........          380
  State income tax benefit, net of federal
    income tax benefit .............................        3,577           647
  Amortization of deferred investment credit .......       (2,466)         (153)
  Amortization of deferred income taxes ............                     (1,353)
  Equity in earnings of subsidiaries ...............       (2,395)         (412)
  Other, net .......................................       (2,942)         (438)
                                                        ---------     ---------
    Total ..........................................    $  36,081     $   2,504
                                                        =========     =========

    At December 31, the deferred tax assets and liabilities consisted of the following:

                                                           2000          1999
                                                        ---------     ---------
                                                         (thousands of dollars)
DEFERRED TAX ASSETS:
  Adverse power purchase commitment ................                  $  86,436
  Investment tax credit ............................    $  30,911
  Impaired asset ...................................       11,852
  Tax interest capitalized .........................       17,657        10,940
  Recovery of transition costs .....................        5,554         5,554
  Reserve for uncollectibles .......................        2,341           465
  Postretirement benefits other than pensions ......        3,188            63
  Other ............................................        2,098         3,350
                                                        ---------     ---------
                                                           73,601       106,808
                                                        ---------     ---------

DEFERRED TAX LIABILITIES:
  Book vs. tax plant basis differences, net ........      451,029       224,934
  Other ............................................       10,416            46
                                                        ---------     ---------
                                                          461,445       224,980
                                                        ---------     ---------
Total net deferred tax liabilities .................      387,844       118,172
Portion above included in current assets ...........       11,907        10,467
                                                        ---------     ---------
    Total long-term net deferred tax liabilities ...    $ 399,751     $ 128,639
                                                        =========     =========

NOTE F: PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     As described in Note B, the Company is responsible for its proportionate share of the cost of the pension plan and medical and life insurance plans for eligible employees and dependents provided by AESC. The Company's share of the costs of these plans, a portion of which was charged or credited to plant construction, is as follows:

                                                           2000          1999
                                                        ---------     ---------
                                                         (thousands of dollars)

Pension ............................................     ($  447)       $  65
Medical and life insurance .........................      $1,888        $ 154

NOTE G: FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair value of financial instruments at December 31 were as follows:

                                            2000                    1999
                                    --------------------    --------------------
                                    CARRYING      FAIR      CARRYING      FAIR
                                     AMOUNT      VALUE       AMOUNT      VALUE
                                    --------    --------    --------    --------
                                               (thousands of dollars)

ASSETS:
  Temporary cash investments ...    $     90    $     90    $    100    $    100

LIABILITIES:
  Short-term debt ..............    $219,015    $219,015    $ 21,200    $ 21,200
  Long-term debt ...............    $563,433    $553,113    $360,815    $349,359

     The carrying amount of temporary cash investments, as well as short-term debt, approximates the fair value because of the short maturity of those instruments. The fair value of long-term debt was estimated based on actual market prices or market prices of similar issues.

NOTE H: CAPITALIZATION

MEMBER'S EQUITY:

     Member's equity includes member's capital contributions for Potomac Edison, West Penn, and AYP Energy asset transfers as described in Note D. The remaining increases were additional capital contributions from

Allegheny Energy of $26.9 million and $12.3 million in 2000 and 1999, respectively. The return of member's capital contribution relates primarily to a note receivable assigned to Allegheny Energy, the parent.

LONG-TERM DEBT:

     The Company had long-term debt outstanding as follows:

                                      DECEMBER 31, 2000      DECEMBER 31, 1999
                                    --------------------   --------------------
                                      INTEREST               INTEREST
                                     RATE -- %   AMOUNT     RATE -- %   AMOUNT
                                    ----------  --------   ----------  --------
                                               (thousands of dollars)

Secured notes due 2003-2029 ......  4.70-6.875  $317,379   4.70-6.875  $216,380
Unsecured notes due 2002-2007 ....   4.35-4.75    17,635         4.75    14,435
Debentures due 2003-2023 ......... 5.625-6.875   150,000
Medium-term debt due 2001-2002 ...       7.559    80,000      6.46125   130,000
Unamortized debt discount
  and premium, net ...............                (1,581)
                                                --------               --------
Subtotal .........................               563,433                360,815
Less amounts on deposit
  with trustees ..................                                       (4,576)
                                                --------               --------
Total ............................              $563,433               $356,239
                                                ========               ========

     The service obligation for the secured and unsecured notes (pollution control debt) was assumed by the Company in conjunction with the transfer of Potomac Edison's and West Penn's generating assets to the Company. The debentures relate to AGC borrowings which are consolidated with the Company as of August 1, 2000. The interest rate for the $130 million medium-term debt in 1999 was priced at the London Interbank Offer Rate (LIBOR) plus a spread and was reset quarterly. This debt was refinanced in October 2000 with short term debt.

     Maturities for long-term debt in thousands of dollars for the next five years are: 2001, none; 2002, $83,200; 2003, $111,500; 2004, none; and 2005, none. Some properties are also subject to a second lien securing certain pollution control and solid waste disposal notes.

     On June 1, 2000, Potomac Edison issued $80 million floating rate private placement notes, due May 1, 2002, assumable by the Company upon its acquisition of Potomac Edison's Maryland electric generating assets. In August 2000, after the Potomac Edison generating assets were transferred to the Company, the notes were remarketed as the Company's floating rate (three-month LIBOR plus .80%) notes with the same maturity date. No additional proceeds were received.

NOTE I: SHORT-TERM DEBT

     To provide interim financing and support for outstanding commercial paper, lines of credit have been established with several banks. The Company has fee arrangements on all of its lines of credit and no compensating balances requirements. At December 31, 2000, unused lines of credit with banks were $180.0 million. In addition to bank lines of credit, an Allegheny Energy internal money pool accommodates intercompany short-term borrowing needs of the Company, to the extent that affiliates have funds available.

     Short-term debt outstanding for 2000 and 1999 consisted of:

                                                      2000             1999
                                                 --------------    -------------
                                                      (thousands of dollars)

BALANCE AND INTEREST RATE AT END OF YEAR:
  Money pool ................................    $ 53,250-6.45%    $21,200-4.85%
  Commercial paper ..........................    $165,765-7.16%

AVERAGE AMOUNT OUTSTANDING AND INTEREST
 RATE DURING THE PERIOD:
  Money pool ................................    $ 49,861-6.17%    $16,702-5.50%
  Commercial paper ..........................    $ 84,729-6.68%

NOTE J: RELATED PARTY TRANSACTION

     The Company supplies electricity to its regulated utility affiliates in accordance with agreements approved by the Federal Energy Regulatory Commission
(FERC), including electricity supplied to West Penn and Potomac Edison to meet their retail load requirements as the default provider during the transition period for deregulation plans approved in Pennsylvania and Maryland. The revenue from these sales is reported separately on the consolidated statement of operations as " Operating Revenue -- affiliated".

     During 2000 and 1999, the Company recorded $10.0 million and $3.7 million, respectively, of competitive transition charge (CTC) revenue related to West Penn's deregulation plan approved by the Pennsylvania PUC. The Pennsylvania PUC authorized West Penn to collect from its customers CTC revenue to recover transition costs, including certain costs of generating assets. Since West Penn's generating assets were transferred to the Company in November 1999, the related CTC revenue was also transferred to the Company since November 1999.

     All of the employees of Allegheny Energy are employed by AESC, which performs services at cost for the Company and its affiliates in accordance with the PUHCA. Through AESC, the Company is responsible for its proportionate share of services provided by AESC. The total billings by AESC (including capital) to the Company in 2000 and 1999 were $95.3 million and $12.4 million, respectively.

     In conjunction with the transfer of the generating assets of West Penn and Potomac Edison to the Company, the Company assumed $335.0 million of pollution control debt. West Penn is a guarantor of $230.8 million and Potomac Edison is a guarantor of $104.2 million of this pollution control debt, at December 31, 2000.

     The transfer of Potomac Edison's generating assets to the Company, on August 1, 2000, included the Potomac Edison assets located in West Virginia. The West Virginia portion of these assets have been leased back to Potomac Edison to serve the West Virginia jurisdictional retail customers. Affiliated revenue in 2000 includes $37.1 million for this rental income. The lease term is one year, but may be modified upon mutual agreement of both parties to the lease. The ultimate treatment of the West Virginia portion of the generating assets transferred from Potomac Edison will be resolved when the West Virginia legislature addresses the implementation of deregulation.

     Certain generating assets are owned jointly by the Company and its affiliate, Monongahela Power, as tenants in common. The assets are operated by the Company, with each of the owners being entitled to the available energy output and capacity in proportion to its ownership in the assets. Monongahela Power does the billing for the jointly owned stations located in West Virginia, while the Company is responsible for billing Hatfield's Ferry Power Station, a Pennsylvania station. In 2000, the Company's share of the cost of the West Virginia stations was $400.3 million and Monongahela Power's share of Hatfield's Ferry Power Station costs was $38.4 million.

NOTE K: ENERGY TRADING ACTIVITIES

TRADING OPERATIONS

     The Company enters into contracts for the purchase and sale of electricity in the wholesale market. The Company's wholesale market activities consist of buying and selling over-the-counter contracts for the purchase and sale of electricity. The majority of these are forward contracts representing commitments to purchase and sell at fixed prices in the future. These contracts require physical delivery. The Company also uses option contracts to buy and sell electricity at fixed prices in the future.

     During 2000, the Company substantially increased the volume of its wholesale electricity trading activities due to the completion of the construction or acquisition of additional generating capacity. The Company also anticipates the expansion of additional generating capacity through construction and acquisition activities in future years as a result of announcements made in the fourth quarter of 2000. Based upon the Company's continual evaluation of its business activities under the provisions of EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," the Company concluded that its wholesale electricity activities now represent trading activities. EITF Issue 98-10 requires contracts entered into in connection with energy trading to be marked to fair value on the balance sheet, with all changes in fair value recorded as gains and losses on the statement of operations. Accordingly, in the fourth quarter of 2000, the Company recorded its wholesale energy contracts at fair value on the consolidated balance sheet at December 31, 2000.

     The wholesale electricity trading contracts representing an unrealized gain position are reported as "Commodity Contract" assets in the current assets section of the balance sheet. The wholesale electricity trading contracts representing an unrealized loss position are reported as "Commodity Contract" liabilities in the current liabilities section of the balance sheet. At December 31, 2000, the fair value of the "Commodity Contracts" assets and liabilities related to wholesale electricity trading activities was $234.5 million and $224.6 million, respectively. A net gain of $8.4 million, before tax, was recorded to the statement of operations, as part of wholesale operating revenues, to reflect the fair value of the Company's energy trading contracts.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133-- an amendment of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-- an amendment of FASB Statement No. 133." Effective January 1, 2001, the Company will implement the requirements of these accounting standards.

     These Statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement or other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is expected to increase the volatility in reported earnings and other comprehensive income.

     The Company has completed an inventory of financial instruments, commodity contracts, and other commitments for the purpose of identifying and assessing all of our derivatives. The Company determined the fair value of the derivatives, designated certain derivatives as hedges, and assessed the effectiveness of those derivatives as hedges.

     The Company will record an asset of $1.5 million on the 2001 balance sheet based on the fair value of the two cash flow hedge contracts at January 1, 2001. An offsetting amount will be recorded in other comprehensive income as a change in accounting principle as provided by SFAS No. 133. The Company anticipates that the amounts accumulated in other comprehensive income related to these contracts will be reclassified to earnings during July and August of 2001 when the hedged transactions are recorded.

     The Company will also record certain option contracts that meet the derivative criteria in SFAS No. 133, which do not qualify for special hedge accounting. The Company will record an asset of $0.1 million and a liability of $52.4 million on its balance sheet based on the fair value of these contracts at January 1, 2001. The majority of this liability related to one contract. The fair value of this contract represented a liability of approximately $52.3 million on January 1, 2001. The liability associated with this contract will reduce to zero at December 31, 2001, with the expiration of the contract. The fair value of these contracts will fluctuate over time due to changes in the underlying commodity prices that are influenced by various market factors, including the weather and availability of regional electric generation and transmission capacity. In accordance with SFAS No. 133, the Company will record a charge of $31.2 million against earnings net of the related tax effect ($52.3 million before tax) in the first quarter of 2001 for these contracts as a change in accounting principle as of January 1, 2001.

NOTE L: COMMITMENTS AND CONTINGENCIES

CONSTRUCTION PROGRAM

     The Company has entered into commitments for its construction and capital programs for which expenditures are estimated to be $1,947 million for 2001 and $313 million for 2002. These estimates exclude expenditures related to the Monongahela Power West Virginia generating assets, which will be transferred to the Company after receiving final approval from the West Virginia PSC and the Securities and Exchange Commission (SEC). Construction expenditure levels in 2003 and beyond will depend upon, among other things, the strategy eventually selected for complying with Phase II of the CLEAN AIR ACT AMENDMENTS OF 1990
(CAAA) and the extent to which environmental initiatives currently being considered become mandated. The Company estimates that its management of emission allowances will allow it to comply with Phase II sulfur dioxide (SO2) limits through 2005. Studies to evaluate cost-effective options to comply with Phase II SO2 limits beyond 2005, including those available in connection with the emission allowance trading market, are continuing.

     The Company has announced the construction and acquisition of various generating facilities planned for completion in 2001 through 2005. Also, the Company has announced the acquisition of Merrill Lynch's energy trading and commodity marketing unit (see Note M). The estimated cost of generating facilities under construction and acquisitions announced by the Company is approximately $3.0 billion.

     On November 14, 2000, the Company announced the acquisition of three natural gas-fired merchant generating facilities totaling 1,710 MW located in the Midwest from Enron North America (Enron). The completion of the transaction requires certain regulatory approvals, including approval by the SEC. The agreement between Enron and Allegheny Energy requires that the parties close on the transaction prior to May 31, 2001. In the event that closing does not occur prior to May 31, 2001, because SEC approval has not been obtained, the Company would be required to pay a termination fee of approximately $41 million to Enron.

ENVIRONMENTAL MATTERS AND LITIGATION

     The Company is subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require the Company to incur substantial additional costs to modify or replace existing and proposed equipment and facilities and may adversely affect the cost of future operations.

     The Environmental Protection Agency's (EPA) nitrogen oxides (NOX) STATE IMPLEMENTATION PLAN (SIP) call regulation has been under litigation and on March 3, 2000, the District of Columbia Circuit Court of Appeals issued a decision that upheld the regulation. However, state and industry litigants filed an appeal of that decision in April 2000. On June 23, 2000, the Court denied the request for the appeal. Although the Court did issue an order to delay the compliance date from May 1, 2003 until May 31, 2004, both the Maryland and Pennsylvania state rules to implement the EPA NOx SIP call regulation still require compliance by May 1, 2003. West Virginia has issued a proposed rule that would postpone compliance until May 1, 2005. However, the EPA Section 126 petition regulation also requires the same level of NOX reductions as the EPA NOX SIP call regulation with a May 1, 2003, compliance date. The EPA Section 126 petition rule is also under litigation in the District of Columbia Circuit Court of Appeals, with a decision expected by early 2001. The Company's compliance with such stringent regulations will require the installation of expensive post-combustion control technologies on most of its power stations. The Company's construction forecast includes the expenditure of approximately $440 million in total capital costs through 2004 to comply with these regulations, or $339 million excluding expenditures related to the Monongahela Power West Virginia jurisdictional generating assets to be transferred. Approximately $46.7 million was spent in 2000.

     On August 2, 2000, Allegheny Energy received a letter from the EPA requiring it to provide certain information on 10 of its electric generating stations: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith, and Willow Island. The Company is a joint-owner with an affiliate, Monongahela Power, in five of these stations and is the sole owner of two others. The letter requested information under
Section 114 of the federal CLEAN AIR ACT to determine compliance with federal CLEAN AIR ACT and state implementation plan requirements, including potential application of federal New Source Performance Standards. In general, such standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility. The Company submitted these records in January 2001. The eventual outcome of the EPA investigation is unknown.

     Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases. The Company believes its generating facilities have been operating in accordance with the CLEAN AIR ACT and the rules implementing the Act. The experience of other utilities, however, suggests that, in recent years, the EPA may well have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance, which would not trigger the requirements of the New Source Performance Standards, or a major modification of the facility, which would require compliance with the New Source Performance Standards. If federal New Source Performance Standards were to be applied to these generating stations, in addition to the possible imposition of fines, compliance would entail significant expenditures.

     In December 2000, the EPA issued a decision to regulate coal-fired and oil-fired electric utility mercury emissions under Title III, Section 112 of the 1990 CLEAN AIR ACT AMENDMENTS. The EPA plans to issue a proposed regulation by December 2003 and a final regulation by December 2004. The timing and level of required mercury emission reductions are unknown at this time.

     The Attorney General of the State of New York and the Attorney General of the State of Connecticut in their letters dated September 15, 1999, and November 3, 1999, respectively, notified Allegheny Energy of their intent to commence civil actions against Allegheny Energy or certain of its subsidiaries alleging violations at the Fort Martin Power Station under the federal CLEAN AIR ACT, which requires existing power plants that make major modifications to comply with the same emission standards applicable to new power plants. Other governmental authorities may commence similar actions in the future. Fort Martin is a station located in West Virginia and is now jointly owned by the Company and Monongahela Power. Both Attorneys General stated their intent to seek injunctive relief and penalties. In addition, the Attorney General of the State of New York in his letter indicated that he may assert claims under the State common law of public nuisance seeking to recover, among other things, compensation for alleged environmental damage caused in New York by the operation of Fort Martin Power Station. At this time, the Company is not able to determine what effect, if any, these actions threatened by the Attorneys General of New York and Connecticut may have on them.

     In the normal course of business, the Company and its subsidiary become involved in various legal proceedings. The Company and its subsidiary do not believe that the ultimate outcome of these proceedings will have a material effect on their financial position.

LEASES

     The Company has multiple operating lease agreements with various terms and expiration dates, primarily for office space, computer equipment, and office furniture. Total operating lease rent payments of $6.5 million and $1.2 million were recorded as rent expense in 2000 and 1999, respectively. Estimate minimum lease payments for operating leases with initial or remaining terms in excess of one year are $3.1 million in 2001, $2.1 million in 2002, $9.3 million in 2003, $24.3 million in 2004, $22.1 million in 2005, and $8.2 million thereafter.

     In November 2000, the Company consummated an operating lease transaction relating to the construction of a 540 MW combined-cycle generating plant located in Springdale, Pennsylvania. This transaction was structured to finance the construction of the plant with a maximum commitment amount of $318.4 million. Upon completion of the plant, a special purpose entity will lease the plant to the Company. Lease payments, to be recorded as rent expense, are estimated at $1.9 million per month, commencing during the second half of 2003 through 2005. Subsequently, the Company has the right to negotiate up to two five-year renewal terms or purchase the plant for the lessor's investment or sell the plant and pay the difference between the proceeds and the lessor's investment up to a maximum recourse amount of approximately $275 million.

     The transfer of Potomac Edison's generating assets to the Company, on August 1, 2000, included the Potomac Edison assets located in West Virginia. The West Virginia portion of these assets have been leased back to Potomac Edison to serve the West Virginia jurisdictional retail customers. Affiliated revenue in 2000 includes $37.1 million for this rental income. The lease term is one year, but may be modified upon mutual agreement of both parties to the lease.

FUEL PURCHASE COMMITMENTS

     The Company has entered into various long-term commitments for the procurement of fuels, primarily coal, to supply its generating plants. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. The Company purchased $317.2 million and $18.1 million in 2000 and 1999, respectively. In 2000, the Company purchased approximately 60% of its fuel from one vendor. Total estimated long-term minimum fuel obligations at December 31, 2000, for the next five years (excluding amounts related to the Monongahela Power generating assets that we expect to have transferred to us) were as follows:

                                                   (millions of dollars)
                  YEAR                                     AMOUNT
                  ----                                    -------
                  2001 .............................      $144.2
                  2002 .............................      $123.1
                  2003 .............................      $ 97.0
                  2004 .............................      $ 93.9
                  2005 .............................      $ 71.9
                                                          ------
                  Total commitments ................      $530.1
                                                          ======

LETTER OF CREDIT

     A letter of credit is a purchased guarantee that ensures the Company's performance or payment to third parties, in accordance with certain terms and conditions. The Company has a letter of credit which amounted to $750,000 as of December 31, 2000.

NOTE M: SUBSEQUENT EVENTS

     On January 8, 2001, Allegheny Energy announced that the Company had signed a definitive agreement to acquire the Energy Trading Business from Merrill Lynch. Under the agreement, the Company will acquire the Energy Trading Business by paying Merrill Lynch $490 million, plus a 2% equity interest in the Company. The acquisition is contingent upon regulatory approvals, including approvals of FERC and the Department of Justice/Federal Trade Commission. The Company expects that the transaction can be completed in the first quarter of 2001.

                   QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                       (thousands of dollars)

                                                           CONSOLIDATED
                                                          INCOME BEFORE
                                                           INCOME TAXES
                      OPERATING    OPERATING   OPERATING   AND MINORITY    NET
QUARTER ENDED          REVENUES     EXPENSES     INCOME      INTEREST    INCOME
-------------         ---------    ---------   ---------  -------------  -------

December 1999* .....   $140,874     $127,904     $12,970     $12,036     $ 9,532
March 2000 .........    376,020      343,947      32,073      27,571      18,155
June 2000 ..........    410,350      394,796      15,554      12,104       9,949
September 2000** ...    689,229      657,114      32,115      23,042      14,759
December 2000** ....    783,973      719,722      64,251      51,360      32,625


----------

 * Results for the quarter ended December 1999 are for the period November 18, 1999, to December 31, 1999.

** Includes earnings associated with assets transferred on August 1, 2000, from Potomac Edison.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To Allegheny Energy, Inc., the Sole Member of Allegheny Energy Supply Company,
LLC:


We have audited the accompanying statement of assets acquired and liabilities assumed of Global Energy Markets, a unit of Merrill Lynch Capital Services, (the "Company") at December 29, 2000 and the related statement of revenues and direct expenses for the year then ended (the "carve-out financial statements"). These carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these carve-out financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the carve-out financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying carve-out financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 2 and are not intended to be a complete presentation of the Company's financial position or results of operations.

In our opinion, the carve-out financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 29, 2000, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.


PricewaterhouseCoopers LLP


New York, New York
December 20, 2001

                              Global Energy Markets

                    Statement of Revenues and Direct Expenses
                     Of Business Purchased on March 16, 2001
                     by Allegheny Energy Supply Company, LLC
                             (Thousands of Dollars)



                                                        Year Ended
                                                        December 29,
                                                           2000
                                                           ----


REVENUES
Net trading revenues                                     $33,477
                                                         -------

DIRECT EXPENSES
  General and administrative                               1,309
  Other Operations                                        14,536
                                                         -------

Total Direct Expenses                                     15,845
                                                         -------

EXCESS OF REVENUES OVER
  DIRECT EXPENSES                                        $17,632
                                                         =======

See accompanying notes to financial statements.

                              Global Energy Markets

              Statement of Assets Acquired and Liabilities Assumed
                     Of Business Purchased on March 16, 2001
                     by Allegheny Energy Supply Company, LLC
                             (Thousands of Dollars)


                                          As of
                                       December 29,
                                          2000
                                          ----


ASSETS ACQUIRED

  Assets
    Cash margin account               $     7,703
    Commodity and other
       trading contracts                  701,260


  NYMEX exchange seats
                                            1,300
                                        ---------

    Total Assets Acquired               $ 710,263
                                        =========


LIABILITIES ASSUMED

  Liabilities
    Commodity and other
       trading contracts               $ 586,681
                                       ---------


      Total Liabilities                $ 586,681
                                       ---------
        Assumed

NET ASSETS ACQUIRED                    $ 123,582
                                       =========


See accompanying notes to financial statements.

                              Global Energy Markets
                         NOTES TO FINANCIAL STATEMENTS--
                      For the Year Ended December 29, 2000


(These notes are an integral part of the financial statements.)

1. ORGANIZATION AND OPERATIONS

Global Energy Markets (the "Energy Trading Business") was formed in 1999 as an energy commodity marketing and trading unit of Merrill Lynch Capital Services, Inc. which is a direct wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"). The Energy Trading Business provides energy trading, marketing, and risk management services to wholesale customers in North America. On March 16, 2001, Allegheny Energy Supply Company, LLC (Allegheny Energy Supply) purchased the Energy Trading Business from Merrill Lynch.

2. FINANCIAL STATEMENTS BASIS OF PRESENTATION

The financial statements presented represent carve-out financial statements of the Energy Trading Business from the consolidated financial statements of Merrill Lynch. The carve-out financial statements present the assets and liabilities as of December 29, 2000, that were subsequently acquired by Allegheny Energy Supply and the related revenues and direct expenses of the Energy Trading Business for the year 2000 based on the historical accounting records of Merrill Lynch. It is not practicable to provide a separate statement of cash flows for the Energy Trading Business.

The Statement of Revenues and Direct Expenses represents revenues and direct expenses for the year ended December 29, 2000, of the business subsequently acquired by Allegheny Energy Supply. The revenues reflect amounts attributable to the Energy Trading Business from energy trading contracts included in the business acquired by Allegheny Energy Supply. Operations expenses include all direct costs of the acquired trading business, of which the most significant is compensation and benefits, including incentive compensation. Other direct costs include occupancy of office buildings allocated to the Energy Trading Business by Merrill Lynch based on office space occupied by the business, charges from Merrill Lynch for use of computer systems and software, including an allocated share of data center costs, charges from Merrill Lynch for use of communications equipment and telephone charges, cost of subscriptions and fees for information on energy markets and other information sources, fees for legal and other professional services, travel costs, and other direct expenses charged to the Energy Trading Business by Merrill Lynch (see Note 9 regarding related parties). Merrill Lynch did not allocate other indirect general and administrative expenses to the Energy Trading Business.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the Energy Trading Business's financial position or results of operations.

These financial statements are not indicative of the financial condition or results of operations of the business acquired by Allegheny Energy Supply going forward since the Energy Trading Business's energy commodity marketing and trading unit has been combined with the unregulated power generation portfolio owned by Allegheny Energy Supply. The financial statements also omit various operating expenses not directly involved in revenue-producing activities such as corporate overhead, interest, and taxes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which, in the normal course of business, are subsequently adjusted to actual results. The use of estimates is particularly applicable to the determination of the fair value of energy commodity contracts including instruments that do not have quoted liquid market prices. These estimates involve judgment with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Energy Trading Business. Therefore, actual results could materially differ from those estimates and have a material impact on the financial statements.

         COMMODITY TRADING ACTIVITIES

The Energy Trading Business activities include the marketing and trading of electricity, natural gas, and other energy commodities using primarily over-the-counter contracts and New York Mercantile Exchange (NYMEX) exchange-traded contracts.

                              Global Energy Markets
                         NOTES TO FINANCIAL STATEMENTS--
                      For the Year Ended December 29, 2000


The Energy Trading Business enters into physical energy commodities contracts (physicals) and energy-related financial contracts. The physical energy commodities contracts, which require physical delivery, include commitments for the purchase or sale of energy commodities in current and future periods. The energy-related financial contracts, which are normally settled as financial transactions, include exchange-traded options, swap agreements, and certain other contractual arrangements. These contracts, entered into in connection with energy trading activities, are recorded at fair value on the balance sheet, with all changes in fair value recorded as gains and losses on the statement of operations. Accordingly, the Energy Trading Business records its energy trading contracts as assets and liabilities at fair value on the Statement of Assets Acquired and Liabilities Assumed with changes in fair value reported as net trading revenue on the Statement of Revenues and Direct Expenses.

The fair value of energy commodity contracts which represent the net unrealized gains and losses position are recorded as assets or liabilities, respectively, after applying the appropriate counterparty netting agreements in accordance with Financial Accounting Standards Board Interpretation No. 39 (FASB Interpretation No. 39). At December 29, 2000, the fair value of the Commodity Contract assets and liabilities were $701.3 million and $586.7 million, respectively.

Fair values for exchange-traded instruments, principally futures and certain options, are based on quoted market prices. The fair value of options includes premium payments/receipts. For instruments that do not have quoted market prices, primarily physical contracts, over-the-counter options, and swaps, management uses available market data and pricing models to estimate fair values. Estimating fair values of instruments which do not have quoted market prices requires management judgment in determining amounts which could reasonably be expected to be received from, or paid to, a third party in settlement of the instruments. These amounts could be materially different from amounts that might be realized in an actual sale transaction. Fair values are subject to change in the near term and reflect management's best estimate based on various factors including observable market transactions and third party price quotations for comparable instruments, interest rates, volatilities, durations, correlations, liquidity, and counterparty credit risk (see Note 5 for additional information of trading activities).

         REVENUES

Net trading revenues consist of unrealized amounts resulting from the change in the fair value of energy trading contracts and for the amounts realized in the settlement of commodity contracts at maturity. The Energy Trading Business recorded all transactions related to its trading contracts on a net basis as a component of revenue based on the accounting policies of Merrill Lynch. The net revenues presented in the financial statements exclude amounts from certain trading positions that Allegheny Energy Supply did not purchase from Merrill Lynch.

         CASH MARGIN ACCOUNT

The cash margin account represents cash on deposit with the NYMEX futures exchange as collateral used for energy trading activities and recently settled futures contracts.

         NYMEX Exchange Seats

The NYMEX exchange seats are carried at historical cost in the Statement of Assets Acquired and Liabilities Assumed.

                              Global Energy Markets
                         NOTES TO FINANCIAL STATEMENTS--
                      For the Year Ended December 29, 2000


4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The cash margin account is carried at fair value in the Statement of Assets Acquired and Liabilities Assumed. At December 29, 2000, the Energy Trading Business had $7.7 million in the NYMEX cash margin account.

Trading commodity assets and liabilities are carried at fair value in accordance with the Energy Trading Business's accounting policy described in Note 3. The gross fair value of trading assets and liabilities, prior to applying the appropriate counterparty netting agreements in accordance with FASB Interpretation No. 39, including the spark spread option, as discussed below in
Note 5, as of December 29, 2000 are as follows:

                                                December 29, 2000
                                                   Fair Value
                                                   ----------
                                              (Thousands of Dollars)
                                          Assets                 Liabilities
                                          ------                 -----------
Options                                $1,073,231                $  691,418
Physicals                               2,361,039                 2,652,134
Energy Swaps                              382,899                   339,477
Interest Rate Swaps                                                  19,561
                                       ----------                ----------
Total                                  $3,817,169                $3,702,590
                                       ==========                ==========

The payables and receivables resulting from the settlement or delivery of energy contracts are recorded as assets or liabilities based on the counterparty's position, giving effect to credit netting arrangements where appropriate. The average fair value of trading assets and liabilities held during 2000 calculated using month-end balances were $222.0 million and $180.3 million, respectively. The average assets and liabilities were calculated on a net basis. In the acquisition of the Energy Trading Business, Allegheny Energy Supply acquired no outstanding payables or receivables and therefore they are not reflected in these financial statements.

5. TRADING ACTIVITIES

The Energy Trading Business's energy trading activities exposes it to market and credit risks. As of December 29, 2000, the Energy Trading Business was subject to Merrill Lynch's risk management procedures. These risks are managed on a portfolio basis, subject to parameters established by these risk management procedures. Merrill Lynch ensures that the business units create and implement processes to identify, measure, and monitor their risks within the established parameters.

         MARKET RISK

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, commodity prices, or other market factors. The Energy Trading Business is primarily exposed to commodity-driven risks associated with the wholesale marketing of electricity and natural gas. The commodity price risk exposure results from market fluctuations in the price and transportation costs of electricity, natural gas, and other energy commodities. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Energy Trading Business seeks to mitigate market risk associated with energy commodity contracts by employing hedging strategies that correlate rate, price, and spread movements of commodity contracts and related hedging activities. However, the Energy Trading Business does not hedge the entire exposure from commodity price volatility for a variety of reasons. To the extent the Energy Trading Business does not hedge against commodity price volatility, the Energy Trading Business's results of operations and financial position may be affected either favorably or unfavorably by a shift in the future market prices.

         CREDIT RISK

The Energy Trading Business is engaged in various trading activities in which counterparties primarily include electric and gas utilities, oil and gas exploration and production companies, and energy marketers. The Energy Trading Business is exposed to a risk of loss if a counterparty fails to perform its contractual obligations. The risk of loss depends on the creditworthiness of the counterparty or issuer of the instrument. As of December 29, 2000, the Energy Trading Business was subject to Merrill Lynch's procedures for mitigating credit risk, including reviewing and establishing limits on credit exposure, maintaining collateral, entering into master netting agreements and continually assessing the creditworthiness of counterparties.

                              Global Energy Markets
                         NOTES TO FINANCIAL STATEMENTS--
                      For the Year Ended December 29, 2000


The Energy Trading Business has a concentration of customers in the electric and gas utility and oil and gas exploration and production industries. Since concentrations of credit risk can be affected by changes in political, industry, or economic factors, these concentrations in customers may impact the Energy Trading Business's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in political, industry, or economic factors. Based on the Energy Trading
Business's policies, counterparty exposures, and its evaluation of credit as a factor in determining the fair value of its financial instruments, the Energy Trading Business does not anticipate a counterparty non-performance which would have a material adverse effect on its financial position or results of operations. As of December 29, 2000, the fair value of the Energy Trading Business's commodity contracts with one customer of $366.2 million was approximately 52% of the Energy Trading Business's total assets. The Energy Trading Business recorded net trading revenues from this customer of $319.4 million for 2000.

         TRADING POSITIONS

As of December 29, 2000, the gross contractual or notional amounts of derivative financial instruments used for trading purposes, exclusive of the Spark Spread Options, as discussed below, are as follows:


                                                         December 29, 2000
                                                         -----------------
                                                                                    Maximum
                                       Purchased                Sold             Term in Years
                                       ---------                ----             -------------

Natural Gas (MMBTU's)
     Options                             1,082,910             1,584,696                1
     Swaps                             104,853,697            64,184,497                5
                                       -----------            ----------

Total Natural Gas                      105,936,607            65,769,193
                                       ===========            ==========

Electricity (MWHs)
     Options                            36,842,848            39,861,401               10
     Physicals                          61,342,632            60,462,462               10
     Swaps                                  35,200                32,000                2
                                       -----------            ----------

Total Electricity                       98,220,680           100,355,863
                                        ==========           ===========



The gross notional amount of interest rate swaps was $367.0 million and the maximum term in years was 9.

         CONTRACTUAL CONTROL OF CAPACITY

In 2000, the Energy Trading Business executed a significant option transaction with one counterparty (the "Spark Spread Option"). Under the terms of the Spark Spread Option, the Energy Trading Business pays a monthly premium of approximately $3.5 million (approximately $42 million annually) that increases to approximately $4.2 million (approximately $51 million annually) over the 18-year term of the transaction. The Energy Trading Business has the right to receive 25% of the total available generating capacity of three generating stations in Southern California. These three generating stations have approximately 4,000 MW of total capacity (the Energy Trading Business's share is approximately 1,000 MW). When the Energy Trading Business exercises its right to call the available capacity, the Energy Trading Business pays a strike price based on an index price for natural gas in southern California and a specific heat rate based on the available MW of capacity plus other costs such as start-up costs and a variable rate. The notional power quantity is 1,000 MWH per hour, seven days per week, for the 18-year contract term. Guaranteed availability of the capacity of the three generating stations per the contract is 87.5% for each contract year. The Energy Trading Business must notify the counterparty one-day in advance of its intent to exercise the option on any given day. The Energy Trading Business has typically sold the electricity purchased under the option transaction in the western United States.

The option transaction in California is unique given the long-term nature, pricing structure, and location of the transaction. There are no observable prices for transactions of a similar nature providing directly comparable pricing data that could be

                              Global Energy Markets
                         NOTES TO FINANCIAL STATEMENTS--
                      For the Year Ended December 29, 2000


used in determining the fair value of this option. In addition, the energy under the option is delivered to the Energy Trading Business at a relatively illiquid pricing point in Southern California. Management utilizes a proprietary pricing model to estimate the fair value of the option. Inputs to the pricing model include premiums payable, estimated forward gas and power prices, interest rates, estimates of market volatility for gas and power prices, power availability, estimated start up costs, heat rates, and the estimated correlation between gas and power prices. The estimated fair value represents management's best estimate of an amount that could be realized, at the illiquid pricing point, noted above. It could be materially different from an amount that might be realized in an actual sale transaction. The Energy Trading Business has entered into various physical and derivative transactions, as well as obtaining insurance for protection against unit outages, to manage the price risk inherent in the option transaction and continually adjusts such positions in response to changing market conditions. However, because of the nature of the transaction and the required pricing location, the degree to which price risk in the option can be managed or mitigated by more liquid derivative instruments may vary significantly over time. This portfolio, which consists of the spark spread option and its related hedges, insurance, and interest rate swap, constitutes approximately $35.1 million of net trading revenues during the year 2000 and $81.9 million of the net assets acquired.

6. PROPERTY, PLANT, AND EQUIPMENT

The Energy Trading Business did not have any capitalized property, plant, and equipment as of December 29, 2000. The cost of office space, computer equipment, computer software, and other equipment used by the Energy Trading Business was charged to the Energy Trading Business by Merrill Lynch as an operating expense and is included in the direct expenses of the Energy Trading Business in the Statement of Revenues and Direct Expenses. Also, Merrill Lynch expensed the cost of its trading system software in the periods that the costs were incurred based on Merrill Lynch's capitalization policy for software. No property, plant, and equipment was acquired by Allegheny Energy Supply as a part of the purchase of the Energy Trading Business.

Allegheny Energy Supply did acquire the trading system software used by the Energy Trading Business as part of the purchase of the business. Allegheny Energy Supply estimated the fair value of the trading system software as of March 16, 2001 to be $2.5 million based on information provided by the software vendor and other sources of information. No other items of property, plant, and equipment were determined to have fair value as a result of the acquisition of the Energy Trading Business on March 16, 2001.

7. EMPLOYEE BENEFITS

Allegheny Energy Supply did not assume an obligation for employee benefits from Merrill Lynch under the terms of the purchase agreement, including obligations for pension, medical, dental, and accrued vacation benefits. Allegheny Energy Supply did agree to make certain payments to employees for retention bonuses and for flexible spending accounts on the condition that Merrill Lynch first pay such amounts to Allegheny Energy Supply, including related payroll taxes. Accordingly, no liabilities related to employee benefits are included in the Statement of Assets Acquired and Liabilities Assumed.

8. OTHER EMPLOYEE MATTERS

Under the terms of the purchase agreement, 21 employees of the Energy Trading Business were identified as "key employees". All of the 21 "key employees" accepted employment with Allegheny Energy Supply.

9. RELATED PARTIES

The Energy Trading Business's operations were highly integrated with the operations of Merrill Lynch. Merrill Lynch's risk management, treasury, and finance functions, which supported the Energy Trading Business's energy trading operations, also supported other trading operations within Merrill Lynch. This included the Energy Trading Business's cash margin account which was maintained with Merrill Lynch. The risk management, treasury, and finance functions of Merrill Lynch were not acquired by Allegheny Energy Supply as part of the business.

                              Global Energy Markets
                         NOTES TO FINANCIAL STATEMENTS--
                      For the Year Ended December 29, 2000


The Energy Trading Business operated as a separate management center within Merrill Lynch. As a management center, Merrill Lynch charged to the Energy Trading Business the direct costs of its operations as expenses, including an allocated share of the cost of certain plant, property, and equipment utilized by Energy Trading Business. These allocated costs included office building space, use of computer equipment, and use of software. During 2000, the following amounts were charged to the Energy Trading Business by Merrill Lynch which are classified as expenses in the Statement of Revenues and Direct
Expenses:

(Thousands of dollars)                                                  2000
                                                                        ----

Compensation and benefits of employees                               $11,520
Occupancy                                                                151
Communications and technology                                          2,644
Travel and entertainment                                                 201
Professional fees                                                        772
Other expenses                                                           557
                                                                  ----------

Total                                                                $15,845
                                                                  ==========

At December 29, 2000, no liabilities were assumed for amounts due to Merrill Lynch for the operating expenses of the Energy Trading Business. Compensation and benefits of employees, communications and technology, travel and entertainment and professional fees were directly related to the business based upon the individuals within the business unit, the internal transfer price designed to reflect the cost of the service for communication and technology equipment utilized by the business unit, and direct expenses incurred by the business. Occupancy costs have been allocated based on square footage. Other expenses represent various costs charged to the Energy Trading Business by Merrill Lynch for items directly consumed by the business, such as transportation expenses and office supplies, and certain other allocated costs Merrill Lynch charges to its management centers.


10. SUBSEQUENT EVENT

On December 7, 2001, Nevada Power Company or NPC filed a complaint against Allegheny Energy Supply with FERC contending that the price of energy in three forward sales agreements was excessive and should be substantially reduced by FERC. Merrill Lynch negotiated and was a party to these agreements with NPC, which were entered into between December 2000 and February 2001, and required delivery of energy beginning on January 1, 2002 through December 31, 2002. Allegheny Energy Supply later purchased these agreements as part of its acquisition of the Energy Trading Business from Merrill Lynch in March 2001. In general, NPC claims that the negotiated prices were unduly influenced by market abnormalities in the southwest region of the United States. NPC asks FERC to reform the price in these agreements to reflect current market conditions. Allegheny Energy Supply believes NPC's complaint is without merit and intends to vigorously defend the agreements with NPC before FERC.

As of December 29, 2000, the estimated fair value of the NPC contract reflected in the statement of Assets Acquired and Liabilities Assumed was a liability of $1.3 million.

                   OPERATING DATA FOR MIDWEST ASSETS ACQUIRED
                      FROM ENRON NORTH AMERICA CORPORATION

In May 2001, we acquired three natural gas-fired generating facilities totaling 1,710 MW of peaking capacity in Illinois, Indiana and Tennessee from Enron North America Corporation. All three facilities had been in service with their former owner since June 2000. They include the 508 MW Wheatland plant in Wheatland, Indiana, the 656 MW Lincoln Energy Center plant in Manhattan, Illinois, and the 546 MW Gleason plant in Gleason, Tennessee. The table below provides historical operating data for these generating assets from their in-service date until the acquisition date:

                      Period from                            Three Months Ended
                       March 31,                             ------------------
                     2001 to May 3,       March 31,      December 31,     September 30,
                         2001               2001             2000              2000         June 30, 2000
                         ----               ----             ----              ----         -------------
Volumes (in
megawatt
hours)                     -                 -                5,406            138,140           22,736
Direct
Operating
Expenses (in
thousands)               $3,133            $6,183            $7,733            $7,751            $2,794

The direct operating expenses primarily include the following types of expenses: depreciation, outside services, utilities, insurance, materials and supplies, fees and permits, rent expense, travel and entertainment, postage and freight, right of way lease, advertising, communications, general business and administrative, and other miscellaneous expenses.

                      ALLEGHENY ENERGY SUPPLY COMPANY, LLC


                             OFFER TO EXCHANGE UP TO

                                  $400,000,000

                              7.80% NOTES DUE 2011
                      WHICH HAVE BEEN REGISTERED UNDER THE
                             SECURITIES ACT OF 1933
                                       FOR
                          ALL OUTSTANDING UNREGISTERED
                              7.80% NOTES DUE 2011

                                    ---------



                                   PROSPECTUS


                                 January 8, 2002






                                    ---------